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05007625

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Swire Pacific

*CURRENT ADDRESS


PROCESSED
MAY 04 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2184 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/4/05

RECEIVED
2005 MAY -3 A 10:41
ARIS
12-31-04



2004 Annual Report


SWIRE PACIFIC

	1995 HK$M	1996 HK$M	1997 HK$M	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M	2002 HK$M	2003 HK$M	**2004 HK$M**
PROFIT AND LOSS ACCOUNT										
Turnover										
Property	7,432	9,720	11,449	6,363	7,024	5,787	6,163	5,798	7,539	**7,306**
Aviation	31,119	13,511	–	–	–	–	–	–	–	**–**
Beverages	4,220	4,554	4,381	4,552	4,450	4,439	4,513	4,787	4,955	**4,978**
Marine Services	536	542	730	970	809	843	893	991	1,216	**1,297**
Trading & Industrial	8,224	6,739	5,385	4,851	4,420	3,816	3,453	3,442	3,637	**4,704**
Head Office*	301	373	26	28	21	21	29	28	40	**39**
	51,832	35,439	21,971	16,764	16,724	14,906	15,051	15,046	17,387	**18,324**
Profit Attributable to Shareholders										
Property	4,062	4,577	5,110	1,526	2,947	895	2,998	2,623	3,123	**2,915**
Aviation	1,831	2,279	1,003	(108)	1,038	2,510	520	2,115	844	**2,393**
Beverages	243	326	323	266	164	153	235	276	363	**385**
Marine Services	311	387	450	626	467	505	617	658	646	**741**
Trading & Industrial	366	237	13	(198)	92	(84)	130	4	238	**375**
Head Office*	(417)	(226)	(304)	(415)	(459)	(170)	(194)	(299)	(292)	**(265)**
	6,396	7,580	6,595	1,697	4,249	3,809	4,306	5,377	4,922	**6,544**
Interim and final dividends for the year	2,521	2,806	2,756	1,304	1,707	1,738	1,738	1,996	2,052	**3,062**
Share repurchases	85	–	1,833	–	–	–	–	540	60	**–**
Retained profit less share repurchases	3,790	4,774	2,006	393	2,542	2,071	2,568	2,841	2,810	**3,482**
BALANCE SHEET										
Net Assets Employed										
Property – cost	24,244	25,287	28,917	34,200	35,565	34,458	39,999	38,619	37,329	**38,043**
– net valuation surplus	45,655	69,932	58,407	28,009	31,038	39,265	29,663	23,961	21,113	**37,123**
Aviation	24,239	12,347	13,451	13,334	14,274	16,691	15,855	16,518	16,214	**17,258**
Beverages	2,811	3,501	3,838	3,931	4,047	3,718	3,478	3,588	3,236	**3,052**
Marine Services	1,617	1,777	2,244	2,569	2,962	2,752	2,899	3,814	4,335	**4,772**
Trading & Industrial	3,221	2,503	2,712	2,283	1,994	1,849	1,767	1,379	1,052	**1,361**
Head Office*	71	156	347	698	774	203	215	117	202	**218**
	101,858	115,503	109,916	85,024	90,654	98,936	93,876	87,996	83,481	**101,827**
Financed by										
Shareholders' funds	72,020	102,243	93,602	63,291	69,512	76,973	72,533	68,947	68,076	**86,995**
Minority interests	10,233	2,978	3,636	3,721	4,260	5,148	4,587	4,861	5,231	**6,544**
Short-term financing/(surplus)	(10,078)	(194)	(2,116)	4,677	3,192	1,687	2,489	4,222	4,207	**1,053**
Long-term financing	29,683	10,476	14,794	13,335	13,690	15,128	14,267	9,966	5,967	**7,235**
	101,858	115,503	109,916	85,024	90,654	98,936	93,876	87,996	83,481	**101,827**

* Includes Insurance Division from 1995 to 1996

	HK $	HK $	HK $	HK $	HK $	HK $	HK $	HK $	HK $	**HK $**
'A' shares										
Earnings per share	4.03	4.78	4.19	1.09	2.74	2.46	2.77	3.48	3.21	**4.27**
Dividends per share	1.59	1.77	1.77	0.84	1.10	1.12	1.12	1.30	1.34	**2.00**
Net shareholders' funds per share	45.43	64.49	60.31	40.78	44.79	49.60	46.73	44.98	44.47	**56.82**
'B' shares										
Earnings per share	0.81	0.96	0.84	0.22	0.55	0.49	0.55	0.70	0.64	**0.85**
Dividends per share	0.32	0.35	0.35	0.17	0.22	0.22	0.22	0.26	0.27	**0.40**
Net shareholders' funds per share	9.10	12.90	12.06	8.16	8.96	9.92	9.35	9.00	8.89	**11.36**

Ratio										
Return on average shareholders' funds (revalued)	8.95%	8.70%	6.73%	2.16%	6.40%	5.20%	5.76%	7.60%	7.18%	**8.44%**
Return on average shareholders' funds (historic cost)	26.45%	25.59%	19.20%	4.78%	11.49%	9.52%	10.13%	11.97%	10.42%	**12.99%**
Dividend cover – times	2.54	2.70	2.39	1.30	2.49	2.19	2.48	2.69	2.40	**2.14**
Gearing ratio – times	0.24	0.10	0.13	0.27	0.23	0.20	0.22	0.19	0.14	**0.09**
Interest cover – times	12.04	20.73	63.57	8.67	8.01	8.91	8.91	7.94	9.88	**5.48**

Notes:

1. Turnover, net assets employed, minority interest and long-term financing for the years 1995 to 1996 inclusive have incorporated the results of Cathay Pacific and HAECO as subsidiaries. Subsequent to the placement of new shares by Cathay Pacific on 10th June 1996, both companies became associated companies and therefore their figures have not since been consolidated.
2. Turnover, net assets employed, minority interest and long-term financing for the years 1995 to 1997 inclusive have been restated to reflect the reclassification of certain partly-owned subsidiaries and associated companies as jointly controlled companies.
3. Turnover for the years 1995-2003 inclusive has been restated to reflect the reclassification of certain expenses from cost of sales and distribution costs to turnover.
4. Shareholders' funds and shareholders' funds per share for the years 1995 to 1998 inclusive have been restated to include the unrealised exchange differences on hedges of foreign currencies and the investment revaluation reserve.
5. In accordance with the revised HK SSAP 9 "Events after the balance sheet date", dividends proposed by the Company after the balance sheet date may no longer be treated as a current liability at the balance sheet date. Current liabilities and shareholders' funds for the years 1995 to 2000 inclusive have been restated to reflect this.
6. Profit attributable to shareholders for the years 1997-1999 has been restated to reflect the impairment losses on goodwill.
7. In accordance with the revised HK SSAP 12 "Income taxes", provision for deferred tax is accounted for all temporary differences. Profit attributable to shareholders, shareholders' funds and minority interests for the years 1995 to 2002 inclusive have been restated to reflect this.
8. The shareholders' funds and return on shareholders' funds by division for 2002-2004 are shown in Financial Highlights and Investment Appraisal and Performance Review on pages 5 and 35 respectively.

At a glance

PROFIT AND LOSS ACCOUNT

Turnover

Property
Aviation
Beverages
Marine Services
Trading & Industrial
Head Office

Profit Attributable to Shareholders

Property
Aviation
Beverages
Marine Services
Trading & Industrial
Head Office

Interim and final dividends for the year
Share repurchases
Retained profit less share repurchases

BALANCE SHEET

Net Assets Employed

Property – cost
– net valuation surplus
Aviation
Beverages
Marine Services
Trading & Industrial
Head Office

Financed by

Shareholders' funds
Minority interests
Short-term financing/(surplus)
Long-term financing

'A' shares

Earnings per share
Dividends per share
Net shareholders' funds per share

'B' shares

Earnings per share
Dividends per share
Net shareholders' funds per share

Ratio

Return on average
shareholders' funds (revalued)
Return on average
shareholders' funds (historic cost)
Dividend cover – times
Gearing ratio – times
Interest cover – times

Ten-Year Financial Summary

Turnover



HK$M
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
95 96 97 98 99 00 01 02 03 04
Property
Aviation
Beverages

Profit attributable to shareholders



HK$M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
95 96 97 98 99 00 01 02 03 04
Marine Services
Trading & Industrial

Net assets employed



HK$M
120,000
100,000
80,000
60,000
40,000
20,000
0
95 96 97 98 99 00 01 02 03 04
Property – cost
Beverages
Property – net valuation surplus
Marine Services
Aviation
Trading & Industrial

Shareholders' funds and net debt



HK$M
120,000
100,000
80,000
60,000
40,000
20,000
0
95 96 97 98 99 00 01 02 03 04
Net debt
Shareholders' funds and minority interests less property valuation reserve
Property valuation reserve

'A' share EPS and DPS



HK$
5
4
3
2
1
0
95 96 97 98 99 00 01 02 03 04
Earnings per share
Dividends per share

Returns on average shareholders' funds*



%
35
30
25
20
15
10
5
0
-5
-10
95 96 97 98 99 00 01 02 03 04
Group
Aviation
Marine Services
Property
Beverages

* Returns on average shareholders' funds for Trading & Industrial Division are not shown on the graph as restructuring within the division has rendered the comparison of returns between years unmeaningful.

Shareholders' funds and market capitalisation at year end



HK$M
120,000
100,000
80,000
60,000
40,000
20,000
0
95 96 97 98 99 00 01 02 03 04
Shareholders' funds
Market Capitalisation

Swire Pacific share price relative to HSI



Relative Index
250
200
150
100
50
0
95 96 97 98 99 00 01 02 03 04
Swire Pacific 'A'
Swire Pacific 'B'
Hang Seng Index

Swire Pacific Limited is one of Hong Kong's leading listed companies with five operating divisions: Property, Aviation, Beverages, Marine Services and Trading & Industrial. The company's operations are predominantly in the Greater China region where the name Swire, or 太古 in Chinese, has been established for over 130 years. Underpinned by a strong financial base the company seeks long-term sustainable growth and returns which exceed the cost of capital.

The Property Division employed HK$75,166 million of the company's total assets employed of HK$101,827 million as of the end of 2004. It accounted for HK$2,915 million of the company's 2004 profit attributable to shareholders of HK$6,544 million. The division's return on shareholders' funds of 5.5% in 2004 excludes property revaluation gains of HK$14,915 million.

Assets employed attributable to the Aviation Division amounted to HK$17,258 million. Profits attributable to shareholders on these assets were HK$2,393 million giving an average return on shareholders' funds of 14.3%. Although the Aviation Division has experienced some volatility in earnings over the last five years, its breadth of earnings has enabled it to achieve an 11.1% average return on shareholders' funds over the last ten years.

The other three divisions have total assets employed of HK$9,185 million and earned profits attributable to shareholders of HK$1,501 million giving an average return on shareholders' funds of 23% in 2004. These divisions have undergone extensive restructuring over the last five years with a number of operations sold, significant new investment in Swire Pacific Offshore and strong organic growth in Swire Beverages.

Contents

Ten-Year Financial Summary

Chairman's Statement 02

Financial Highlights 05

Management Discussion and Analysis

- Review of Operations 06
- Financial Review 30
- Credit Analysis 37

Corporate Governance

- Corporate Governance 43
- Directors and Officers 50
- Directors' Report 52

Corporate Social Responsibility 58

Auditors' Report and Accounts

- Auditors' Report 63
- Consolidated Profit and Loss Account 64
- Consolidated Balance Sheet 65
- Company Balance Sheet 66
- Consolidated Cash Flow Statement 67
- Consolidated Statement of Changes in Equity 68
- Notes to the Accounts 69
- Principal Accounting Policies 94
- Principal Subsidiary, Jointly Controlled and Associated Companies and Investments 100

Supplementary Information / Financial Calendar and Information for Investors

- Cathay Pacific Airways Limited – Abridged Financial Statements 107
- Schedule of Principal Group Properties 109
- Group Structure Chart 118
- Financial Calendar and Information for Investors 120

Chairman's Statement

The attributable profit for 2004 of HK$6,544 million was 33% higher than in 2003. This reflects a sharp and broad based recovery in economic activity which has benefited the majority of the group's operations. Profit growth in the Aviation Division was particularly impressive reflecting strong traffic demand, currency gains and tight control of costs notwithstanding very high fuel prices. Attributable profits from the Property Division fell slightly due mainly to a one-off interest provision of HK$500 million. Growth in profits from residential sales more than offset the decline in rental income.

The Beverages, Marine Services and Trading & Industrial Divisions all enjoyed good growth and together contributed attributable profits of HK$1,501 million, 20.4% growth on the prior year.

Dividends

Directors have recommended a final dividend of HK¢142.0 per 'A' share and HK¢28.4 per 'B' share, which together with the interim dividends paid in October 2004, represents 49.3% growth on 2003.

Scope of Activities

Demand for office space has picked up in recent months and new leases are being secured at higher rents than those prevailing 12 months ago. We are now actively considering new investment opportunities in the Hong Kong market. During the year Swire Properties increased its interest in the Taikoo Hui commercial office and retail project to 97% from 55% and site formation work has now commenced.

An 18% increase in capacity, strong demand and the development of new services has enabled Cathay Pacific to counteract significantly higher fuel costs and increased competition. The acquisition of a 10% stake in Air China and the signing of agreements to purchase 15 additional aircraft will facilitate new growth opportunities and allow enhanced competitiveness.

Buoyed by strong demand HAECO has recently announced plans to expand operations with the construction of an additional hangar at Hong Kong International Airport.

Once again the group enjoyed significant attributable profit contributions from non-airline associates in the Aviation Division. These amounted to HK$406 million in 2004, 30% growth on the prior year.

Volume growth was again very strong from Beverages operations on the Mainland and this together with improved distribution efficiency allowed good profit growth in spite of significantly higher raw material costs.

Exploration activity in the offshore oil industry has picked up and Swire Pacific Offshore is enjoying improved charter rates and fleet utilisation. Orders for 12 more vessels have been placed.

The Trading & Industrial Division enjoyed another year of record profits with particularly strong growth from sports apparel and motors trading.

Finance

Cash inflows during the year were strong with cash from operations, asset realisations and dividends totalling HK$8,769 million. Net debt and gearing fell to HK$8,288 million and 9% respectively. Undrawn committed and uncommitted facilities stood at HK$3,855 million and HK$2,540 million respectively.

Our A3 long-term debt rating from Moody's, A- rating from Fitch and BBB+ from Standard & Poor's were reaffirmed during the year.

Corporate Governance

A commitment to good corporate governance and the highest standards of business integrity is central to our management philosophy. The key principles and values to which we aim to adhere, and the various measures by which the interests of shareholders and other stakeholders are safeguarded, are set out on pages 43 to 49. During the year we implemented new procedures to enable full compliance with the Code provisions set out in the "Code on Corporate Governance Practices" recently issued by The Stock Exchange of Hong Kong Limited.

08:15 08:20 08:25 08:30 08:35 08:40 08:4




09:30





08:50 08:55 09:00 09:05 09:10 09:15 09:20

Chairman's Statement

Corporate Social Responsibility

The group recognises its business decisions and activities have a social and environmental impact, and is committed to following business practices that are sound, ethical and sustainable. Our Corporate Social Responsibility section on pages 58 to 61 details our goals, initiatives and achievements in this field. For the fourth year running, Swire Pacific was included in the Dow Jones Sustainability Index that identifies more than 300 companies worldwide seen as leaders in corporate sustainability.

Prospects

A widely forecast decline in GDP growth rates for Hong Kong and Mainland China in 2005 is not expected to have a significant impact on Swire Pacific's existing operations nor on its plans to expand capacity in many of its core activities. The group has established considerable scale and expertise in Mainland China in its property, aviation, beverages and trading & industrial operations and is thus in a good position to deploy significant new capital.

The outlook for the Hong Kong office property market has improved markedly over the last 12 months and although the rental reversionary cycle will continue to be negative for some months we can at last look forward to a period of rental growth and new investment.

With regional competition in the airline industry expected to intensify, Cathay Pacific will continue to focus on controlling costs and improving services through expanding capacity thus enhancing the effectiveness of the Hong Kong hub. Further expansion of the group's aviation interests on the Mainland remains a strategic priority.

We are confident the Beverages Division will continue to grow strongly through additional investment in distribution technology and new products.

Following recent investments in new capacity Swire Pacific Offshore is in a good position to benefit from the increase in demand for offshore oil support services.

The Trading & Industrial Division expects more modest growth in 2005 following record earnings in 2004.

The group will continue to explore opportunities to expand its businesses and to improve its return on capital. A number of projects are under review both on the Mainland and elsewhere. As ever we rely on our staff and I take this opportunity to thank them for their hard work during the last year.

David Turnbull
Chairman
Hong Kong, 10th March 2005

Financial Highlights

Note		2004 HK$M	2003 HK$M	Change %
	Turnover	**18,324**	17,387	+5.4
	Operating Profit	**5,134**	4,585	+12.0
	Profit attributable to shareholders	**6,544**	4,922	+33.0
	Cash generated from operations	**4,049**	5,333	-24.1
	Net cash inflow before financing	**4,858**	6,348	-23.5
	Shareholders' funds and minority interests	**93,539**	73,307	+27.6
	Consolidated net borrowings	**8,288**	10,174	-18.5

Note		2004 HK¢	2003 HK¢	Change %
1	**Earnings per share**			
	'A' shares	**427.4**	321.4	+33.0
	'B' shares	**85.5**	64.3	
		HK¢	HK¢	
	Dividends per share			
	'A' shares	**200.0**	134.0	+49.3
	'B' shares	**40.0**	26.8	
		HK$	HK$	
	Shareholders' funds per share			
	'A' shares	**56.82**	44.47	+27.8
	'B' shares	**11.36**	8.89	

Note		2004	2003
2	**Gearing ratio – percentage**	**9**	14
3	**Interest cover – times**	**5.48**	9.88
4	**Cash interest cover – times**	**4.82**	5.90
5	**Dividend cover – times**	**2.14**	2.40

Notes:
1. Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during each year.
2. Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.
3. Interest cover is calculated by dividing operating profit by net finance charges.
4. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.
5. Dividend cover is calculated by dividing profit attributable to shareholders by total dividends paid and proposed for the year.

Analysis of return on shareholders' funds

The return on shareholders' funds of each division is:

	Attributable profit		Shareholders' funds		Return on shareholders' funds*	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 %**	2003 %
Property	**2,915**	3,123	**61,046**	44,693	**5.5**	6.9
Aviation	**2,393**	844	**17,243**	16,199	**14.3**	5.2
Beverages	**385**	363	**2,151**	1,967	**18.7**	18.1
Marine Services	**741**	646	**3,417**	2,968	**23.2**	23.2
Trading & Industrial	**375**	238	**1,307**	1,262	**29.2**	22.1
Head Office	**(265)**	(292)	**1,831**	987	**N/A**	N/A
	6,544	4,922	**86,995**	68,076	**8.4**	7.2

* The return on shareholders' funds is calculated as attributable profit for the year divided by the average of shareholders' funds at the start and end of the year.

Review of Operations

PROPERTY DIVISION

Swire Properties' investment portfolio in Hong Kong principally comprises office and retail premises in prime locations, as well as serviced apartments and other luxury residential accommodation. The completed portfolio totals 12.64 million square feet of gross floor area. Current investment property pending or under development in Hong Kong comprises a further 2.58 million square feet, mainly of office space. In addition, Swire Properties has a 20% interest in each of the three hotels in Pacific Place. Outside Hong Kong, Swire Properties owns a 10% interest in the CITIC Square development in Shanghai, and a 75% interest in the Mandarin Oriental Hotel in Miami, Florida. Swire Properties also owns a majority interest in a foreign joint venture company which is constructing a mixed-use commercial development in Guangzhou, comprising four million square feet, to be managed by Swire Properties and called Taikoo Hui. Swire Properties' majority stake was increased from 55% to 97% during the year.

Swire Properties' trading portfolio comprises land and apartments under development in Hong Kong and Miami, Florida. The company has sold substantially all its inventory of completed residential apartments.

	2004 HK$M	2003 HK$M
Turnover		
Gross rental income derived from		
Offices	**1,574**	1,920
Retail	**2,218**	2,123
Residential	**187**	236
Other income (Note)	**81**	88
Property investment	**4,060**	4,367
Property trading	**2,506**	2,365
Sale of investment properties	**766**	833
Total turnover	**7,332**	7,565
Operating profit derived from		
Property investment	**2,815**	3,173
Property trading	**838**	213
Sale of investment properties	**653**	558
Total operating profit	**4,306**	3,944
Share of profits before taxation jointly controlled and associated companies		
Normal operations	**170**	66
Non-recurring items	**350**	–
Attributable profit	**2,915**	3,123

Note: Other income is mainly estate management fees.

Investment property portfolio - gross floor area ('000 square feet)

Location	**Total**	**Office**	**Techno-centres**	**Retail**	**Residential**
Pacific Place	3,508	2,180	–	711	617
TaiKoo Place	4,327	2,516	1,811	–	–
Cityplaza	2,751	1,646	–	1,105	–
Festival Walk	1,214	232	–	982	–
Others	842	183	–	585	74
Total completed	**12,642**	**6,757**	**1,811**	**3,383**	**691**
Under and pending development	**5,462**	**4,310**	**–**	**1,152**	**–**
Total	**18,104**	**11,067**	**1,811**	**4,535**	**691**

10:45 10:50 10:55 11:00 11:05 11:10 11:15

# 11:35



### Net rental income


HK$M
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
95 96 97 98 99 00 01 02 03 04

### Operating profit before non-recurring items


HK$M
Property investment
Property trading
Sale of investment properties
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
95 96 97 98 99 00 01 02 03 04

### Valuation of investment properties


HK$M
Completed
Under development
100,000
80,000
60,000
40,000
20,000
0
95 96 97 98 99 00 01 02 03 04

### Floor area of investment properties


Completed: ('000 sq.ft.)
Office
Retail
Techno-centre
Residential
18,000
15,000
12,000
9,000
6,000
3,000
0
95 96 97 98 99 00 01 02 03 04 on completion



11:20 11:25 11:30 11:35 11:40 11:45 11:50


One Pacific Place
863,266 sf
The Atrium
173,999 sf
Two Pacific Place
695,510 sf
Parkside
443,075 sf
JW Marriott
525,904 sf
Queensway
The Mall
711,182 sf
Justice Drive
Three Pacific Place
621,540 sf
Island Shangri-La
605,728 sf
Conrad
540,115 sf
Supreme Court Road
Wing Fung Street
Pacific Place


Festival Walk Tower
232,215 sf
Tat Chee Avenue
Festival Walk (Mall)
981,303 sf
Kowloon Tong
KCR/MTR Interchange
Festival Walk


Not to scale. For identification purposes only.
New Territories
Kowloon Tong
Kowloon
Quarry Bay
Tai Koo
Hong Kong Island


Lincoln House
333,350 sf
Somerset House
923,356 sf
Dorset House
609,540 sf
Cambridge House
268,793 sf
Devon House
803,448 sf
Cornwall House
334,936 sf
Warwick House
552,537 sf
Oxford House
501,249 sf
Pan Hoi Street
16 Westlands Road
1,513,576 sf
King's Road
Westlands Road
Cityplaza Three
447,709 sf
Cityplaza Four
556,427 sf
Taikoo Wan Road
Cityplaza One
(Phase 2)
446,107 sf
Cityplaza Two
610,722 sf
Cityplaza (Mall)
1,105,177 sf
Cityplaza One
642,191 sf
TaiKoo Place
Cityplaza

2004 OVERVIEW

All sectors of the Hong Kong property market have benefited from improved sentiment and a revived economy over the course of 2004. Demand for office space has increased, and as new supply has slowed, market rents have started to recover. Retail sales have remained strong, aided significantly by growth in tourism from the Mainland and our principal malls have continued to outperform the general Hong Kong market.

Net rental income from the investment portfolio amounted to HK$3,082 million in 2004, compared with HK$3,352 million in 2003. This decrease is principally attributable to the office portfolio where, despite an improvement in the market, reversionary rentals were negative throughout the year. Retail net rental income increased, with sales markedly higher.

The residential market in Hong Kong was active during the year, with both sales volumes and prices increasing sharply. Operating profit from property trading in 2004 amounted to HK$838 million, compared to HK$213 million in 2003. This principally reflects a good contribution from sales of units at Jade Residences in the United States, together with profits from the sale of remaining units at The Orchards in Hong Kong.

Profits from the sale of investment properties amounted to HK$653 million, representing the sale of 13 apartments and two penthouses at The Albany during the year.

The result for the year includes the write-back of HK$350 million of provisions for losses booked in previous years principally in respect of the Ocean Shores development, in which Swire Properties has a 49% interest. This reflects improving conditions in the residential trading market.

Investment Properties

Offices

The office market was stronger in 2004 through a combination of increased demand and a reduced amount of new supply. However, gross rental income in 2004 from the office portfolio was 18% lower than in 2003, as new tenancies and lease renewals agreed during the year were generally at lower reversionary rents. Occupancy levels improved slightly and at the year-end averaged 82% for the office portfolio (excluding Three Pacific Place) compared to 80% at the end of 2003. Vacancy in Island East remains somewhat higher than in Hong Kong Central, and market rents there have not yet rebounded to the same extent.

Three Pacific Place, comprising 630,000 square feet of office space, was completed in the first half of the year. Three anchor tenants have committed to leases representing 32% of the building, whilst discussions remain active with a number of prospective tenants.

In December 2004 Swire Properties agreed to acquire a 20% interest in a company that has purchased PCCW Tower in TaiKoo Place. The ultimate beneficial owner of this company is a closed-end property fund for institutional investors, which principally invests in real estate in various countries in Asia, managed by Pramerica Real Estate Investors (Asia) Pte. Ltd. PCCW Tower comprises 620,000 square feet of office space on 42 floors.

Retail

The Swire Properties retail portfolio continued to perform well during 2004 with increasing numbers of tourist arrivals from the Mainland and growing domestic consumer confidence. Gross rental income for the year was 4% higher than that of 2003. Retail sales at Swire Properties' three principal shopping malls were higher, and these centres remain fully let. Cityplaza, The Mall at Pacific Place and Festival Walk together welcome more than ten million visitors each month.

Cityplaza is the primary destination for shoppers in Island East. UNY, Wing On, Marks & Spencer and UA Cinemas are among the major anchor tenants; other tenants comprise over 170 retail and catering outlets and the Cityplaza Ice Palace, together totalling just over 1,100,000 square feet.

The Mall at Pacific Place is the pre-eminent shopping mall in Hong Kong. Seibu, Great Food Hall, Lane Crawford and UA Cinemas are the anchor tenants, together with 160 other retail and catering outlets amounting to approximately 700,000 square feet.

Festival Walk is jointly owned by Swire Properties and CITIC Pacific, and is a major shopping centre in Kowloon. Anchor tenants include Taste, Marks & Spencer, Page One Books and the 11-screen AMC Cinema, plus over 200 retail and catering outlets and the Glacier ice rink together comprising over 980,000 square feet.

The Citygate commercial centre at Tung Chung, in which Swire Properties has a 20% interest, comprises a retail centre and an office tower for which occupancy rates are 70% and 21% respectively. Securing tenants for the office space remains difficult. Construction of a 440-room hotel is underway for completion in late 2005.

Residential Investment Portfolio
The residential portfolio comprises mainly The Atrium and Parkside serviced suites at Pacific Place and The Albany apartments in Mid-Levels. Half of the suites at Parkside have been refurbished and the remaining suites are currently undergoing refurbishment for completion in late 2005. Occupancy of the available serviced suites has been steady at 85% for much of the year. Only 12 apartments at The Albany remain unsold. The remaining residential properties on Hong Kong Island were fully let.

Investment Properties under Development

Building plans have been approved for the construction of an office building of approximately 1,514,000 square feet at 16 Westlands Road, the former site of the Aik San and Melbourne Industrial Buildings in Quarry Bay, which would allow construction to commence in early 2006. Site excavation work is underway.

2004 Valuation of Investment Properties

The portfolio of completed investment properties in Hong Kong, as well as properties intended for investment which are under or pending development, were revalued at 31st December 2004 by professionally-qualified executives of the group. As a result of this valuation, Swire Pacific's property valuation reserve increased by HK$14,915 million. The increase in 2004 reflects the recovery in office rental levels and benchmarks set by recent transactions in the market. Swire Pacific's property valuation reserve at 31st December 2004 following the revaluation showed a surplus of HK$34,680 million. Particulars of the properties in Hong Kong and the USA, both for investment and development for sale, are set out on pages 109 to 117.

Taikoo Shing Arbitration

The Hong Kong SAR Government Lands Department's claim for payment of land premium and interest in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers, as well as the Horizon Gardens residential scheme at Taikoo Shing, was upheld in an arbitration award announced in January 2001. In July 2003 the Court of Final Appeal refused to grant Swire Properties leave to appeal on a point of law. Following a fresh hearing held in February 2004, the arbitrator determined that the valuation dates for the purpose of quantifying the amount of land premium on the office towers should be the dates on which occupation permits were issued for each of the buildings, and that interest should be calculated at two-thirds of HIBID from those valuation dates.

Swire Properties and the Lands Department have been engaged in discussions over the past several months attempting to settle land premium figures for the Cityplaza office towers at the respective valuation dates. Those discussions continue, by mutual agreement. In the event that a settlement cannot be reached, the amount of land premium will be determined by a panel of experts.

An amount of HK$4,500 million was provided in the Swire Pacific group accounts as at 31st December 2000. Of this amount HK$250 million related to the Horizon Gardens residential scheme and HK$4,250 million related to the Cityplaza office towers. Outstanding issues on Horizon Gardens have now been fully resolved. Land premium of HK$151 million was paid in March 2001 and the interest thereon has now been determined to be HK$58 million. The provision of HK$250 million previously charged to the profit and loss account was therefore overstated, and the remaining balance of HK$41 million was credited to the profit and loss account during the year.

In respect of the three Cityplaza office towers, whilst the valuation dates, interest rate and period for calculating premium interest have now been determined, the quantum of premium remains to be settled in accordance with the procedure outlined above. The amount of HK$4,250 million accrued previously is considered to remain more than adequate to cover Swire Pacific's total cash exposure. Swire Properties made a payment on account of premium to Government in the amount of HK$2,027 million in August 2004. The quantum of premium interest payable in respect of this amount from the relevant valuation dates to date of payment at the rate determined by the arbitrator is estimated to be HK$500 million, and this amount was charged to the profit and loss account during the year. The balance of HK$1,723 million remaining from the provision made in 2000 will be retained until the final quantum of premium and premium interest is known, and

the exact allocation of any further cash payment between revaluation reserve and current year profit and loss account will only be determined at that time.

Property Trading Portfolio

The portfolio of developments for sale comprises residential apartments in Hong Kong and the USA. In Hong Kong there remain only a handful of unsold units, principally at Ocean Shores.

The Orchards residential project on King's Road comprises two residential towers with 442 units and 144 car park spaces. The project was sold out in the first half of the year.

Ocean Shores in Tseung Kwan O comprises 5,728 residential units in 15 towers with 1,176 car park spaces and 32,000 square feet of neighbourhood shopping area. Almost all units have now been sold. Swire Properties has a 49% interest in this development.

The Les Saisons residential scheme in Aldrich Bay in which Swire Properties has a 50% interest was sold out during the year.

The residential schemes at Tung Chung Crescent and Seaview Crescent, comprising a total of 3,694 units, were developed in conjunction with the Citygate commercial centre, under an agreement with MTRC. The units at Tung Chung Crescent and Seaview Crescent are essentially sold out.

Swire Properties controls over 99% of the residential properties at 2A – 2E Seymour Road in Mid-Levels, with an approved redevelopment potential of approximately 174,000 square feet. There is potential to increase this to approximately 229,000 square feet subject to planning approval. This development will proceed once final acquisition has been completed and outstanding approvals have been obtained.

A former bus depot site on Wong Chuk Hang Road, Aberdeen, is owned 50:50 by Swire Properties and China Motor Bus. The site has an industrial development potential of 382,000 square feet, but there are currently no plans to proceed. Consideration is being given to alternative uses.

Hotels

The JW Marriott, Conrad Hong Kong and Island Shangri-la hotels at Pacific Place have benefited from the increase in the number of inbound visitor arrivals. Occupancy levels and room rates both continued to improve during the year.

Mainland China

During the year Swire Properties signed a revised joint venture agreement to increase its stake in the four million square foot Taikoo Hui development in Guangzhou to 97%. This project is planned to consist of 1.2 million square feet of prime shopping space, two office towers, a five-star hotel and a cultural centre. It is scheduled for completion in 2008 at a total estimated cost of RMB 4,000 million.

Swire Properties has a 10% interest in CITIC Square on Nanjing Road West, Shanghai. The building comprises 1.1 million square feet of retail and office space, and is 100% let.

USA

Construction was completed during the year at Jade Residences, a 338-unit residential condominium development at Brickell Bay, Miami in which Swire Properties has a controlling interest. Substantially all units have been handed over to purchasers, with two units remaining unsold. Construction of The Carbonell, a 284-unit condominium tower on Brickell Key, is well advanced, with completion scheduled for July 2005. Almost all units have been sold, and profits will be recognised as units are handed over to purchasers. Construction work at Asia, a 123-unit condominium tower also on Brickell Key, will commence shortly, with completion scheduled in the first half of 2007.

The 329-room Mandarin Oriental Hotel, which is 75% owned by the group, saw a pick-up in both occupancy and room rates and reported an improved operating profit.

2005 Outlook

Swire Properties will continue to examine opportunities to expand its Hong Kong commercial property portfolio, with the development of 16 Westlands Road a primary focus in 2005. In residential trading, the company will pursue quality projects, in which it has established a strong track record.

On the Mainland, the development of Taikoo Hui in Guangzhou is underway, and the scope for further projects of this scale and nature in other cities is being actively explored. In the USA, Swire Properties intends to build further on its reputation for developing high-quality residential apartments in South Florida.

Aviation Division net assets



Dragonair 0.5
HAECO 1.5
Cathay Pacific
14.4

figures in HK$ billion

Group also includes AHK Air Hong Kong,

and Hong Kong Airport Services.

12:10 12:15 12:20 12:25 12:30

AVIATION DIVISION

The Aviation Division comprises significant investments in associated companies, including the Cathay Pacific group, the Hong Kong Aircraft Engineering group, Hong Kong Air Cargo Terminals, Dragonair and AHK Air Hong Kong ("AHK"). In addition Cathay Pacific has established an important strategic partnership with Air China by taking a 10% stake in the Mainland carrier at its initial public offering. Cathay Pacific and HAECO are listed on the Hong Kong Stock Exchange. Dragonair provides passenger and freighter services to Mainland China and other regions whilst AHK focuses on regional all-cargo services. Other companies provide aviation-related services including flight catering, ramp and cargo handling and laundry services.

	2004 HK$M	2003 HK$M
Share of profits before taxation associated companies		
Cathay Pacific Group*	**2,088**	696
Hong Kong Aircraft Engineering Group	**226**	186
Hong Kong Dragon Airlines	**126**	11
Hong Kong Air Cargo Terminals	**354**	283
	2,794	1,176
Attributable profit	**2,393**	844

* These figures do not include Cathay Pacific Airways' share of profits from the Hong Kong Aircraft Engineering group, Hong Kong Dragon Airlines and Hong Kong Air Cargo Terminals, which have been included in the attributable figures for those companies.

Swire Pacific's Aviation Division includes the following associated companies:

	Shareholding of group companies			
	Direct or by Swire Aviation**	By Cathay Pacific Group	Total	Swire Pacific effective interest
Cathay Pacific Airways Ltd	46.5%	–	46.5%	46.5%
Hong Kong Dragon Airlines Ltd	7.7%	21.6%	29.3%	17.7%
AHK Air Hong Kong Ltd	–	60.0%	60.0%	27.9%
Hong Kong Aircraft Engineering Co Ltd	32.3%	27.4%	59.7%	45.0%
Hong Kong Air Cargo Terminals Ltd	30.0% **	10.0%	40.0%	24.7%

** Swire Aviation is a 66.7% held subsidiary company of Swire Pacific.

Cathay Pacific Airways

Key Operating Highlights

		2004	2003	Growth
Available tonne kilometres ("ATK")	Million	**15,794**	13,355	**+ 18.3%**
Available seat kilometres ("ASK")	Million	**74,062**	59,280	**+ 24.9%**
Revenue passenger kilometres ("RPK")	Million	**57,283**	42,774	**+ 33.9%**
Revenue passengers carried	'000	**13,664**	10,059	**+ 35.8%**
Passenger load factor	%	**77.3**	72.2	**+5.1% pts**
Passenger yield	HK cents	**45.8**	43.3	**+ 5.8%**
Cargo carried	'000 tonnes	**972**	875	**+ 11.1%**
Cargo and mail load factor	%	**68.7**	68.7	**–**
Cargo and mail yield	HK$	**1.76**	1.78	**- 1.1%**
Cost per ATK	HK$	**2.07**	2.00	**+ 3.5%**
Cost per ATK without fuel	HK$	**1.58**	1.61	**- 1.9%**
Aircraft utilisation	Hours per day	**12.0**	11.4	**+ 5.3%**
On-time performance	%	**90.3**	91.0	**- 0.7% pts**
Breakeven load factor	%	**65.5**	67.4	**- 1.9% pts**

12:40 12:45 12:50 12:55 13:00 13:05 13:10

2004 OVERVIEW

The Aviation Division has rebounded strongly in 2004 benefiting from broad based growth across all businesses. Strong passenger and cargo demand led to improved loads and yields which were further enhanced by currency gains resulting from the weaker US dollar. The benefits from revenue growth, however, have been partially offset by a sharp increase in fuel cost.

Cathay Pacific Airways

The Cathay Pacific group made a consolidated profit of HK$4,417 million in 2004, compared to a profit of HK$1,303 million in 2003.

The airline achieved good profit growth which reflects an improving Hong Kong economy and a strong rebound in traffic demand. The benefits of the revenue gains were tempered by high fuel costs which rose 38% compared to the prior year.

Passenger Services

The year saw new records set for both passenger numbers and passenger revenue as capacity increased 24.9% over 2003. Demand from both business and leisure travellers remained strong throughout the year. The average load factor was 77.3%. Passenger yield increased 5.8% to HK¢45.8.

Services to North Asia, South East Asia and North America performed well although competition placed further pressure on yields. The performance of European routes improved with sustained demand and stronger currencies.

Cargo

2004 was also a record year for cargo tonnage and revenue aided by Hong Kong's continuing and important role as the gateway to the Pearl River Delta. Demand for trunk services to Europe, Japan and the United States remained strong. The recent launch of freighter services to Shanghai is another positive step forward in the extension of the company's cargo network.

Cathay Pacific Group

Operating profit before non-recurring items


HK$M
5,500
4,400
3,300
2,200
1,100
0
95
96
97
98
99
00
01
02
03
04

Net assets employed*


HK$M
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
95
96
97
98
99
00
01
02
03
04

* Net assets employed comprise shareholders' funds, minority interests and net external borrowings of the Cathay Pacific group.

HAECO Group

Operating profit before non-recurring item


HK$M
500
400
300
200
100
0
95
96
97
98
99
00
01
02
03
04

Net assets employed*


HK$M
3,500
3,000
2,500
2,000
1,500
1,000
500
0
95
96
97
98
99
00
01
02
03
04

* Net assets employed comprise shareholders' funds, minority interests and external long-term borrowings of the HAECO group.

During 2004, 972,416 tonnes of freight were carried. With cargo capacity increasing by 13.4%, load factor for the year remained at 68.7%.

Network, Product and Fleet

During the year, additional frequencies were added to a number of key routes. New codeshare services were added to Barcelona, Madrid and Moscow. The company commenced a daily service to Beijing and in early 2005 launched a three times per week service to Xiamen. A third daily service to Sydney was added to the schedule. Cathay Pacific is the only airline to operate twice daily to New York from Hong Kong, with a one stop service via Vancouver and a new non-stop service launched in July.

Cathay Pacific has won a number of major service awards during the year. These include the "Best of the Best" in luxury travel brands from the *Robb Report's* annual survey among travel writers, and first place in the "Quality – Products and Services" and "Delivering on its Promises" categories in the 2004 Hong Kong Brand Admiration Survey. The Hong Kong lounges were voted the world's best in the global Skytrax poll. *Business Traveller* and Wine International awarded the company their "Best Business Class Cellar" and "First Class Most Original Wine List" titles.

Cathay Pacific took delivery of one new Boeing B777-300 in February 2004 whilst one of its B747-200 freighters previously leased to AHK was returned. At the end of the year it had a fleet of 89 aircraft, consisting of 77 passenger aircraft and 12 freighters. In February 2005 the company took delivery of a new B747-400 freighter. Over the next three years Cathay Pacific will take delivery of eight used B747-400s which will be reconfigured before joining the passenger and freighter fleets. Cathay Pacific will be the first airline to participate in Boeing's new B747-400 passenger-to-freighter conversion programme. Six new Airbus A330-300s and two B777-300 aircraft have been ordered and will be delivered by 2007. This acquisition plan will increase Cathay Pacific's fleet to 104, comprising 85 passenger aircraft and 19 freighters, including six passenger aircraft for conversion to freighter by the end of 2007.

AHK Air Hong Kong (AHK)

AHK recorded a higher profit in 2004 as compared to 2003, benefiting from a significant increase in capacity and higher load factors.

During the year, the company expanded its express cargo network to Osaka, Penang and Taipei. Together with Bangkok, Singapore, Tokyo and Seoul which commenced operations in February 2005, the company now serves seven cities in Asia.

AHK took delivery of four A300-600 freighters, replacing the previously wet-leased aircraft whilst one B747-200 freighter was returned to Cathay Pacific in October. A further two A300-600 freighters will be delivered in 2006. AHK's fleet will comprise eight A300-600 freighters by 2006.

Hong Kong Aircraft Engineering Company (HAECO)

HAECO provides line and heavy maintenance services at Hong Kong International Airport. Its principal subsidiary and jointly controlled companies are:

- Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO), which became a subsidiary in October 2004 following the purchase of a 5% shareholding from SIA Engineering Company Pte. Limited. The company provides heavy maintenance from three double-bay hangars in Xiamen, with a fourth hangar scheduled to open before the end of 2005. TAECO was granted a licence to convert B747-400 passenger aircraft to freighter aircraft by The Boeing Company during the year. TAECO also provides line maintenance services at Xiamen, Beijing and Shanghai.

- Hong Kong Aero Engine Services Limited (HAESL), a jointly controlled company, is the major Rolls-Royce aero engine overhaul facility in the region.

Attributable profit of the HAECO group comprised:

	2004 HK$M	2003 HK$M	**Change %**
HAECO	**167**	82	+104
TAECO	**91**	81	+12
HAESL	**157**	158	-1
Other jointly controlled companies	**23**	24	-4
	438	345	+27

These results reflect high utilisation of the facilities at all three principal companies, consistent with the rebound in traffic demand.


Hong Kong

Cathay Pacific Network

Aberdeen
Adelaide
Amsterdam
Atlanta
Auckland
Austin
Bahrain
Bangkok
Barcelona
Beijing
Berlin
Boston
Brisbane
Brussels
Cairns
Cebu
Chicago
Cologne
Colombo
Copenhagen
Dallas
Delhi
Denpasar
Denver
Detroit
Dubai
Dusseldorf
Edinburgh
Fort Lauderdale
Frankfurt
Fukuoka
Glasgow
Hamburg
Hanoi
Helsinki
Ho Chi Minh City
Hong Kong
Houston
Jakarta
Johannesburg
Karachi
Kuala Lumpur
Las Vegas
Lisbon
London
Los Angeles
Madrid
Manchester
Manila
Melbourne
Miami
Milan
Moscow
Mumbai
Munich
Nagoya
Nashville
New Orleans
New York
Newcastle
Orlando
Osaka
Paris
Penang
Perth
Philadelphia
Pittsburgh
Prague
Raleigh Durham
Riyadh
Rome
St. Louis
San Diego
San Francisco
San Jose
San Juan
Sapporo
Seoul
Shanghai
Sharjah
Singapore
Stockholm
Stuttgart
Surabaya
Sydney
Taipei
Tampa
Tokyo
Toronto
Vancouver
Washington DC / Baltimore
Xiamen

Prospects for the HAECO group in 2005 are good, with increasing traffic at Hong Kong International Airport and expected high utilisation of the heavy maintenance facilities. Increased heavy maintenance capacity is expected to come on-line in Xiamen at the end of the year, and a second hangar is to be built in Hong Kong that will open in early 2007. HAECO's franchise to provide line and base maintenance services at Hong Kong International Airport has been extended from July 2018 to July 2031.



Hong Kong Air Cargo Terminals (Hactl)

Hactl recorded its highest yearly throughput in 2004 – a total of 2.26 million tonnes, representing a 12.5% increase over 2003. Exports from the Pearl River Delta to Europe and the US were the key factor in this growth.

Whilst Hactl expects growth to continue in 2005, competition from regional airports is mounting. In response, Hactl is continuing to invest in efficiency enhancements and is expanding cross boundary intermodal services and logistics support.

Hong Kong Dragon Airlines (Dragonair)

Dragonair reported an improved profit in 2004 due to a strong recovery in passenger traffic supported by the launch of new passenger and cargo routes.

Passenger revenue increased 51.3% in 2004, whilst passenger numbers and load factor increased by 49.2% and 5.5 percentage points respectively. Yield decreased by 2.3%. The company carried 342,413 tonnes of cargo in 2004, 26.8% higher than 2003. Cargo revenue increased by 33.8% with the addition of a fourth freighter in July 2004. Cargo load factor decreased by 4.2 percentage points to 76.2%, while cargo yield increased by 5.8%.

Passenger services to Shanghai and most other Mainland China destinations were increased.

Dragonair took delivery of one A330, two A320s and one B747-200F during the year, increasing the fleet size to 30 at the end of 2004.

With the relaxation of the Individual Travel Scheme allowing visitors from more provinces in Mainland China and the implementation of the Closer Economic Partnership Arrangement ("CEPA"), there is an expectation of strong growth in demand for air travel between Hong Kong and Mainland China.

Airline Catering

The Cathay Pacific Catering Services group operates six inflight catering facilities in Asia and North America. The company recorded a satisfactory profit in 2004 despite lower meal prices and higher costs as a result of strong currencies.

Hong Kong Airport Services (HAS)

HAS is the largest franchised ramp handling company at Hong Kong International Airport and provides services including aircraft loading, passenger steps and air-bridge operation, baggage handling, passenger and staff buses, aircraft load control, cargo and mail delivery.

HAS handled a record number of flights in 2004. As a result of the improving business environment and the continuation of stringent cost controls, the company achieved a record profit in 2004.

BEVERAGES DIVISION

The Beverages Division has the right to manufacture, market and distribute the products of The Coca-Cola Company in Hong Kong, Taiwan, seven provinces in Mainland China and in an extensive area in the western USA.

	2004 HK$M	2003 HK$M
Turnover*	**4,978**	4,955
Operating profit	**380**	364
Share of profits before taxation jointly controlled companies	**232**	205
Attributable profit	**385**	363

* Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$4,496 million in 2004 (2003: HK$3,798 million).

Segment information

	Turnover		**Attributable profit**	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Hong Kong	**1,358**	1,351	**119**	127
Taiwan	**1,029**	997	**50**	42
USA	**2,591**	2,607	**122**	142
Mainland China	–	–	**124**	86
Head Office – costs	–	–	**(30)**	(34)
	4,978	4,955	**385**	363

	Hong Kong	**Taiwan**	**USA**	**Mainland China**	**2004 Total**	2003 Total
Sales volume (million cases)	46.5	45.4	77.1	286.6	**455.6**	406.6
Net assets employed (HK$M)	687	469	826	1,070	**3,052**	3,236
Capital expenditure (HK$M)	37	63	100	175	**375**	311

14:40 14:45 14:50 14:55 15:00 15:05 15:10

Sales volume in million unit cases



Hong Kong
USA
Taiwan
Mainland China
96
97
98
99
00
01
02
03
04

Net assets employed



HK$M
Hong Kong
USA
Taiwan
Mainland China
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
95
96
97
98
99
00
01
02
03
04

Net assets employed comprise shareholders' funds, minority interests and net borrowings of group companies, which include the share of net assets in jointly controlled companies in Mainland China.

15:15 15:20 15:25 15:30 15:35 15:40 15:45

2004 OVERVIEW

The Beverages Division recorded strong volume growth in 2004 although attributable profits were impacted by raw material cost increases and higher taxes in the USA. For the division in total, attributable profits rose 6% to HK$385 million and total volumes were up 12%.

Mainland China operations were the primary driver of the improved performance with very strong volume growth more than compensating for higher raw material and power costs.

Hong Kong

Sales volume in the Hong Kong market grew by 2%, while net revenues were flat against 2003. The sustained pressure on pricing and increasing material costs lowered margins and profits fell in consequence.

Competition was particularly severe in the supermarket segment where efforts by competitors to increase market share resulted in lower pricing and heavier promotional expenditure. Sales were strong in other channels.

Non-carbonated beverages ("NCBs") continue to outperform the rest of the market and, in total, now represent over 40% of sales. Growth was particularly strong for Bonaqua (+16%), Nestea (+14%) and Nescafé (+18%).

Taiwan

Sales volume in Taiwan grew by 1% supported by successful line extensions to the Sprite and Nestea brands. Margins continue to be under pressure with pricing in the supermarket and convenience store channels being particularly aggressive.

Production and distribution efficiencies were major contributors to the growth in profits.

The material cost increases experienced in the second half of 2004 will make margin management a key issue for 2005.

USA

Sales from the division's USA operations were consistent with the market as a whole, declining slightly in 2004, with higher retail pricing in the supermarket channel in the second half of 2004 dampening demand.

The shift in consumer preference away from carbonated soft drinks has continued. In response the company has developed its range of NCB brands and enjoyed particular success in the promotion of the Powerade range of products.

Improved price management more than offset the impact of increases in raw material costs resulting in slightly improved margins. Operating expenses were tightly controlled although the USA operations experienced higher fuel costs, healthcare payments and an exceptional tax charge associated with a corporate restructuring resulting in attributable profits declining from HK$142 million to HK$122 million.


Sales volume grew by 12% and attributable profits rose 6% to HK$385 million.

Mainland China

The division's jointly controlled operating companies hold bottling and distribution franchises for Henan, Fujian, Anhui, and Shaanxi provinces and most of Zhejiang, Jiangsu and Guangdong provinces.

Volume growth of 21% in these provinces has been facilitated by continued investment in training, refrigeration and distribution equipment.

Non-carbonated products continue to outperform with Nestea in its first full year growing significantly, and Minute Maid, a second juice brand, making a strong debut. Further growth of 43% in Sensation Water helped lift NCBs to 22% of the total product mix.

Increased promotion of single-serve packages helped to overcome the impact of slightly lower general pricing and higher material costs, which were particularly evident in the second half.

Attributable profit rose 44% to HK$124 million.

2005 Outlook

The Beverages Division's franchise territories, especially in Mainland China, have significant potential for further growth illustrated by the relatively low levels of per capita consumption which currently stand at 18 8oz servings across our franchise territories compared to the Hong Kong average of 164.

The Beverages Division expects to develop new distribution channels and points of sale in each of its markets. This will require new investment which will be directed towards broadening the product range to meet changing consumer preferences. Such investment will emphasise the portfolio of NCB brands where growth prospects are attractive.

The recent increases in material costs experienced by all of the Beverages Division's operations will keep pressure on margins. However, these should improve over time through a combination of operational efficiencies and an increased emphasis on higher margin products.

The Hong Kong franchise continues to offer volume growth opportunities but further margin pressure is expected as competitors continue to focus on the use of price as their primary marketing tool. The Beverages Division will further invest in its brands to help differentiate products while improving availability through the expansion of 'direct-to-consumer' distribution capabilities such as vending, home delivery and school tuck shops.

In Taiwan the dominance of own brands in the supermarket and convenience channels present significant challenges to the distribution of the Coca-Cola portfolio of products. The division will broaden its distribution network into alternative channels and stimulate consumer demand with new brands and flavours.

The Beverages Division anticipates continued strong growth from Mainland China franchises although this will require further investment. Incremental production capacity is currently being introduced. The division will increase investment in marketing, direct delivery equipment, sales technology and training of its workforce. Continued volume growth is expected to produce production and operational efficiencies and so mitigate the pressure of higher raw material costs.

Shaanxi
Henan
Jiangsu
Anhui
Zhejiang
Fujian
Taiwan
Guangdong
Hong Kong

2004 Per Capita Consumption
(no. of 8oz servngs)
above 51
31 to 50
11 to 30
0 to 10
Bottling Plant

Population	Employees	GDP per capita (US$)
[illegible]	988	783
[illegible]	1,172	915
[illegible]	1,714	2,033
[illegible]	599	780
[illegible]	1,605	3,008
[illegible]	1,309	2,000
[illegible]	2,012	2,132
[illegible]	1,235	23,297
[illegible]	936	14,945
[illegible]	1,706	39,071


USA

Volume Anaylsis

Breakdown of total volumes by package



Fountain
PET
Can
Other
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Hong Kong
Taiwan
USA
Mainland China
Total

Breakdown of total volumes by category



CSD
NCB
Water
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Hong Kong
Taiwan
USA
Mainland China
Total

Breakdown of total volumes by channel



Modern Trade
General Trade
Other
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Hong Kong
Taiwan
USA
Mainland China
Total

	Hong Kong	Taiwan	USA	Mainland China	2004 Total	2003 Total
Franchise population (million)	6.8	22.7	5.8	388.2	**423.5**	418.3
Per capita consumption per annum (8oz serving)	164	48	319	18	**26**	23
GDP per capita (US$)	23,297	14,945	39,071	1,554	**N/A**	N/A
Number of customers	63,626	68,146	21,054	481,162	**633,988**	624,447
Number of plants	1	2	2	7	**12**	14
Number of employees	1,235	936	1,706	9,399	**13,276**	12,312

MARINE SERVICES DIVISION

The Marine Services Division, through Swire Pacific Offshore, operates a fleet of specialist vessels supporting the offshore oil industry. The division also has interest, through jointly controlled and associated companies, in ship repair and harbour towage services in Hong Kong and overseas and in container terminal operations in Hong Kong and Mainland China.

	2004 HK$M	2003 HK$M
Swire Pacific Offshore		
Turnover	**1,297**	1,218
Operating profit	**308**	309
Attributable profit	**326**	306
Share of profits before taxation jointly controlled and associated companies		
Ship repair, land engineering and harbour towage	**56**	36
Container terminal operations	**421**	378
Offshore oil support services	**33**	23
	510	437
Attributable profit	**741**	646

	2004	2003
Fleet size (number of vessels)		
Swire Pacific Offshore	**62**	62
Hongkong Salvage & Towage	**28**	26
Total	**90**	88

	2004	2003
Container terminal throughput ('000 TEUs)		
Modern Terminals	**4,353**	3,991
Shekou Container Terminals	**2,123**	1,527
Total	**6,476**	5,518

Throughput history


'000 TEUs
Modern Terminals
Shekou Container Terminals
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
95
96
97
98
99
00
01
02
03
04

Swire Pacific Offshore – Fleet size


Number of vessels
Built prior to 1980
Built 1980-1984
Built 1985-1994
Built 1995-1999
Built 2000 or after
70
60
50
40
30
20
10
0
95
96
97
98
99
00
01
02
03
04
05
06

15:40 15:45 15:50 15:55 16:00 16:05 16:





:15 16:20 16:25 16:30 16:35 16:40 16:45

2004 OVERVIEW

The division's contribution to the group's attributable profits amounted to HK$741 million compared with HK$646 million in 2003, an increase of 14.7%. This reflects good growth from each of the operations, particularly container terminals on the Mainland.

Offshore Oil Support

Swire Pacific Offshore provides marine support services to the offshore oil industry. At the end of 2004 Swire Pacific Offshore had a fleet of 62 vessels, including eight boats in an Egyptian associated company, Ocean Marine Services.

Activity in the offshore sector was muted in the first half of 2004 but picked up significantly towards the year end on the back of the stronger oil price. This resulted in an improvement in both fleet utilisation and charter rates for the company. Swire Pacific Offshore reported an attributable profit of HK$326 million, compared with HK$306 million in 2003; an increase of 6.5%.

During the year, the company took delivery of two "P" class 4,800 bhp anchor handlers and sold three of its older utility boats. A further six "P" class anchor handlers, two "R" class 7,200 bhp anchor handlers, two 3,000 dwt platform supply vessels and two large 18,000 bhp ice-class platform service vessels will be delivered in 2005 and 2006. This will bring Swire Pacific Offshore's fleet to 74 vessels by the end of 2006.

Expro Swire Production, a 50% owned jointly controlled company, returned satisfactory results from chartering its production rig to Shell Iran for work with the National Iranian Oil Company. This contract, which was originally scheduled to end in August 2003 was extended to the end of 2004. An agreement for the sale of the rig has been signed with delivery anticipated in March 2005.

During the year Swire Pacific Offshore extended its global reach by opening offices in Nigeria and Qatar.

Prospects for 2005 are promising. The sustained rise in the oil price has increased exploration activity which should result in higher utilisation and charter rates for the company's fleet.

In addition the recent development of new markets in West Africa, the Caspian Sea and Sakhalin Island, offer attractive opportunities to further expand the business.

HUD Group

The HUD group provides ship repair, harbour and ocean towage and salvage, and automotive services from its facilities based on Tsing Yi Island.

The dockyard benefited from a general pick-up in the economic environment during the year despite keen competition from regional shipyards.

Hongkong Salvage & Towage ("HKST") remains the largest tug operator in Hong Kong harbour, deploying a fleet of 11 tugs. Operating profits grew in 2004 despite the recent increase in fuel costs. The fleet age profile improved with two new-builds delivered in early 2004. In addition a further three new-builds will be delivered during the second quarter of 2005. The company also operates six shallow-draft container vessels on long-term contracts in Hong Kong. Together with the 11 tugs which are deployed overseas, the fleet size will reach 31 by the end of 2005.

The Australian towage company, Australian Maritime Services Pty acquired in 2003, now operates seven HKST owned tugs servicing container terminals in Sydney, Melbourne and Brisbane.

Container Terminal Operations

The South China market remained strong during the year and although Shenzhen continues to erode Hong Kong's market share, Modern Terminals Limited still achieved a record throughput of 4.3 million TEUs in 2004, an improvement of 9.1% over 2003. This allowed good profit growth from the Hong Kong operations and the investments in container terminals in Mainland China.

Shekou Container Terminals' exceptional volume growth was facilitated by the commencement of operations at berth number four in February. Total throughput handled by the four berths during 2004 reached 2.1 million TEUs. Further expansion is underway to cater for the increasing demand.

TRADING & INDUSTRIAL DIVISION

The Trading & Industrial Division has interests in Hong Kong, Taiwan, Mainland China and Vietnam, which comprise wholly-owned and joint-venture investments in:

Importing and retailing of motor vehicles
Distribution and retailing of sports and casual footwear and apparel
Packaging and retailing of sugar products
Marble cutting and contracting
Waste management
Aluminium can manufacture
Paint manufacture

	2004 HK$M	2003 HK$M
Turnover		
Taikoo Motors group	**3,265**	2,570
Swire Resources group	**1,167**	857
Other subsidiaries	**307**	247
	4,739	3,674
Operating profits/(losses)		
Taikoo Motors group	**147**	106
Swire Resources group	**96**	55
Other subsidiaries and head office costs	**(19)**	(36)
Profit on sale of property	**16**	–
Discontinued businesses	**14**	–
	254	125
Attributable profits/(losses)		
Taikoo Motors group	**106**	72
Swire Resources group	**71**	43
Other subsidiaries and head office costs	**(16)**	(23)
Profit on sale of property	**16**	–
Discontinued businesses	**14**	–
	191	92
Share of profits/(losses) before taxation jointly controlled companies		
Swire SITA group	**101**	101
CROWN Beverage Cans group	**57**	44
ICI Swire Paints	**40**	17
Swire Resources group	**13**	12
Write-off of sports footwear franchise	**–**	(6)
	211	168
Attributable profit	**375**	238

		2004	2003
Vehicles sold		**12,322**	9,530
Shoes sold (pairs)	Million	**2.06**	1.91
Retail outlets in Hong Kong		**86**	71
Retail outlets in Mainland China		**44**	36
Brands managed		**18**	19


9100HR

18:20 18:25 18:30 18:35

2004 OVERVIEW

All of the division's operations benefited from strong economic growth across the region in 2004 with increased sales and profits. Full year attributable profit was HK$375 million, a 57% increase on 2003.

Subsidiary Companies

Taikoo Motors Taiwan

Taikoo Motors achieved a profit of HK$106 million, a 47% increase over 2003. The company is the importer of Audi, VW and Kia passenger cars. This is a strong portfolio giving exposure to all key sectors of the passenger car market. The company sold 12,322 vehicles in Taiwan in 2004 which makes it the largest importer of vehicles to that market. Taikoo Motors also operates 13 retail dealerships. During the year, the company started the 'complete-knock-down' assembly of Volvo trucks and buses. In 2005, the company will commence distribution of VW light commercial vehicles. With the growing strength and breadth of its product offering, Taikoo Motors looks forward to another strong performance in 2005.

Swire Resources

Swire Resources, which distributes and retails sports shoes and apparel, returned a profit of HK$80 million in 2004, well ahead of the HK$51 million in 2003. The company is the importer of 14 sports brands in Hong Kong and also operates 86 retail stores in the territory. For the first time, sales of sports apparel exceed sales of sports shoes. With reduced discounting, margins were generally higher than in 2003. The company's Mainland China business also recorded strong growth in both wholesale and retail operations and now operates 44 retail outlets in Shanghai and Beijing.

The focus in 2005 will be on expanding the presence of the company's key brands on the Mainland where growth opportunities remain attractive.

Taikoo Sugar

Taikoo Sugar recorded a loss of HK$4 million in 2004. Retail sales in Hong Kong were generally in line with last year but significant promotional expenses incurred while relaunching the brand in Mainland China resulted in losses.

Swire Duro

Swire Duro enjoyed improved results in 2004. Although the factory was under utilised for much of the year, demand picked up in the fourth quarter which augurs well for 2005.

Jointly Controlled Companies

Swire SITA Waste Services

Swire SITA Waste Services earned attributable profits before tax of HK$101 million in 2004, essentially flat on the prior year. Tonnage receipts at the Hong Kong transfer stations and landfills were down on the prior year but costs were well controlled and the company benefited from steadier pricing as deflation ceased in the territory for the first time in five years. The company's waste-to-energy incineration contract in Taiwan continues to return a loss but the result was significantly better than in 2003. CSR Macau, the company's partly-owned waste management company in Macau, had a satisfactory year with operating profits up slightly on the prior year. During the year the company reached agreement to take a 40% stake in a hazardous waste incinerator currently under construction in Shanghai. Operations are expected to commence in July 2006 with the joint-venture enjoying rights to operate the facility for 50 years.

CROWN Beverage Cans group

The CROWN Beverage Cans group earned attributable profits before taxation of HK$57 million in 2004 from its four plants in Mainland China and operation in Hanoi, slightly up on 2003. Demand was well ahead of the prior year but sharply increased aluminium costs put pressure on margins. Prospects for 2005 are satisfactory although margins will continue to be under pressure.

ICI Swire Paints

ICI Swire Paints had another good year in Mainland China with sales from its two plants in Guangzhou and Shanghai growing 38% by value over 2003, the sixth successive year of robust sales growth. The company has made a successful debut in the mid-tier market for paint in Mainland China and developed its distribution network into a number of secondary cities. The attributable share of profit before tax was HK$40 million, up from HK$17 million in 2003. The company is confident of continued strong growth in volumes through the development of new markets on the Mainland.

18:45 18:50 18:55 19:00 18:05 19:10 19:15

Financial Review

References are to "Notes to the Accounts" on pages 69 to 93.

Commentary on major variances in the Consolidated Profit and Loss Account, Balance Sheet and Cash Flow Statement

Consolidated Profit and Loss Account

	2004 HK$M	2003 HK$M	Reference
TURNOVER	**18,324**	17,387	Note 1

TURNOVER

In the Property Division, turnover from property trading increased due to more unit closings in the USA, in particular Jade Residences. Revenue from investment properties decreased as a result of reduced gross rental income as well as fewer Albany units sold during the year. The Beverages Division's operations in Taiwan recorded moderate revenue growth of 3.2%. Turnover for the Hong Kong beverages operation remained flat due to pressure on pricing, while that of the USA declined slightly against 2003. In the Marine Services Division, Swire Pacific Offshore recorded higher charter-hire revenue due to improvements in both fleet utilisation and charter rates and the fact that the company took delivery of two new vessels during the year. In the Trading & Industrial Division, the turnover of Taikoo Motors Taiwan increased 27% over 2003. Swire Resources also recorded increased turnover with sales of sports apparel surpassing sports shoes for the first time.

	2004 HK$M	2003 HK$M	Reference
OPERATING PROFIT	**5,134**	4,585	Note 2 and Note 3

OPERATING PROFIT

In the Property Division, operating profit was higher than 2003 due to the recognition of property trading profits from unit closings at Jade Residences in the USA, partially offset by lower net rental income from the office portfolio in Hong Kong. Despite fewer units sold in The Albany, profits from sale of investment properties were higher owing to the higher selling prices achieved. The Beverages' overseas operations in Taiwan recorded improved profits through moderate sales growth enhanced by improved production and distribution efficiencies. Operating profit for the US operations increased due to higher retail pricing, while that of the Hong Kong operation declined due to pricing pressure and increased material costs. Operating profit in the Marine Services Division was at the same level as 2003, reflecting an increase in revenue for Swire Pacific Offshore offset by higher operating costs on the expanded fleet. The Trading & Industrial Division saw a significant increase in operating profit mainly arising from higher contributions from Taikoo Motors in Taiwan and from the sale of sports apparel and sports shoes in Swire Resources. The results of the division were further enhanced by the profit on sale of the Kwun Tong Car Centre and the write-back of closure provisions for the Hong Kong car business.

	2004 HK$M	2003 HK$M	Reference
NET FINANCE CHARGES	**(937)**	(464)	Note 6

NET FINANCE CHARGES

The increase in net finance charges was due to a HK$500 million interest charge on the Taikoo Shing land premium partially offset by the write-back of over-accrued interest charges of HK$41 million on the Horizon Gardens land premium.

Consolidated Profit and Loss Account (continued)

	2004 HK$M	2003 HK$M	Reference
SHARE OF PROFITS LESS LOSSES OF JOINTLY CONTROLLED COMPANIES The significant increase was due to the write-back of provision for Ocean Shores and Tung Chung Crescent amounting to HK$350 million, together with higher profits in the year contributed by these companies. The contribution from beverages operations in Mainland China rose by HK$27 million due to volume growth of 21%, which more than offset the impact of higher material costs. Following the commencement of operations at the fourth berth in February 2004, total throughput handled by Shekou Container Terminals increased by 39%, resulting in an improved profit contribution to the group.	**1,055**	530	Note 7
SHARE OF PROFITS LESS LOSSES OF ASSOCIATED COMPANIES The profit contributions from Cathay Pacific and Dragonair increased by HK$1,507 million in 2004, reflecting the strong growth in passenger and cargo revenue as compared with the SARS-affected 2003. These revenue gains were partially offset by the sharp increase in fuel prices, which materially inflated the operating costs of the two airlines. HAECO also contributed an increase in profit of HK$40 million, reflecting higher utilisation of facilities in line with the rebound in traffic demand. The contribution from Hong Kong Air Cargo Terminals increased by HK$71 million, reflecting a 12.5% increase in throughput handled for the year. Occupancy and room rates for the hotels at Pacific Place improved during the year, contributing to an increase in profit of HK$62 million to the group.	**3,212**	1,522	
TAXATION The increase in tax charges was in line with the group's pre-tax profit. The slightly lower effective tax rate for both years reflects the non-taxable profit on the sale of investment properties in Hong Kong.	**1,234**	872	Note 8
MINORITY INTERESTS The increase was due to the share of profits attributable to minorities from the sale of properties in the USA and improved contributions from Hong Kong Air Cargo Terminals and the Beverages' operations in Taiwan and Mainland China, which are held through partly-owned subsidiary companies.	**686**	379	
PROFIT ATTRIBUTABLE TO SHAREHOLDERS The significant increase in profits from the Aviation Division has been partially offset by reduced rental income and interest charges on the Taikoo Shing land premium. Higher profits were recorded from property trading, sales of investment properties and from the Trading & Industrial Division.	**6,544**	4,922	Note 9

Consolidated Balance Sheet

	2004 HK$M	2003 HK$M	Reference
FIXED ASSETS The increase in fixed assets was mainly due to the increase in the valuation of the investment property portfolio in Hong Kong following the recovery of the property market. The increase also included the construction costs incurred on Three Pacific Place and the land costs for the Taikoo Hui development in Guangzhou.	**82,309**	65,473	Note 12
INVESTMENTS IN JOINTLY CONTROLLED COMPANIES Remittance of funds and dividends from jointly controlled companies holding interests in the Ocean Shores and Les Saisons trading property projects accounted for the majority of the decrease in the carrying values of these companies during the year.	**3,662**	4,311	Note 14
INVESTMENTS IN ASSOCIATED COMPANIES The increase was largely attributable to the share of profit retained in the Aviation Division companies, particularly the Cathay Pacific group, and hotel interests in the Property Division. During the year, the company purchased additional shares in Cathay Pacific Airways and HAECO amounting to HK$245 million.	**18,770**	17,677	Note 15
PROPERTIES FOR SALE The decrease was due to the sale of the remaining units in The Orchards in Hong Kong as well as unit closings in Jade Residences and Courts Brickell Key in the USA.	**874**	1,822	Note 17
STOCKS AND WORK IN PROGRESS The significant increase arose principally from the higher level of stocks maintained by the Taikoo Motors group and Swire Resources at the year end to meet anticipated strong sales at the beginning of 2005.	**1,236**	861	Note 18
TRADE AND OTHER RECEIVABLES The decrease mainly represents the settlement of proceeds receivable at the end of 2003 from the sale of units in The Orchards and The Albany.	**2,059**	2,457	Note 19
SHORT-TERM DEPOSITS AND BANK BALANCES The cash generated from unit closings at Jade Residences and Courts Brickell Key in the USA gave rise to additional surplus cash at the end of 2004.	**1,500**	374	
TRADE AND OTHER PAYABLES The payment on account of the Taikoo Shing land premium to the government in August amounting to HK$2,027 million accounts for most of the decrease.	**6,180**	8,205	Note 20
LONG-TERM LOANS AND BONDS The increase reflects new long-term loans borrowed during the year to finance the repayment of the US$300 million bond in September. The US dollar bond was classified under 'Long-term loans and bonds due within one year' under current liabilities at the 2003 year end.	**2,593**	1,325	Note 22

Consolidated Balance Sheet (continued)

	2004 HK$M	2003 HK$M	Reference
MINORITY INTERESTS The increase was principally due to the minorities' share of the increase in the property valuations at the end of the year as well as their share of profits retained in Jade Residences.	**6,544**	5,231	
SHAREHOLDERS' FUNDS The increase relates principally to an increase in the property valuation reserve and the profit retained by the group during the year. The increase was partially offset by the share of the Cathay Pacific group's exchange losses recognised in the cash flow hedge reserve.	**86,995**	68,076	

Consolidated Cash Flow Statement

	2004 HK$M	2003 HK$M	Reference
CASH GENERATED FROM OPERATIONS The decrease is mainly due to the payment on account of the Taikoo Shing land premium of HK$2,027 million in August 2004.	**4,049**	5,333	Note 30
INTEREST PAID The decrease in interest paid during the year is attributable to the continued decline in interest rates and to the lower level of the group's net borrowings as compared to the previous year.	**713**	860	
PURCHASE OF FIXED ASSETS The outflow includes development expenditures on the Taikoo Hui project in Guangzhou, Three Pacific Place, and the purchase of supply vessels.	**1,910**	1,857	
PROCEEDS FROM FIXED ASSET DISPOSALS The 2004 proceeds were mainly from the sale of residential units in The Albany and the Kwun Tong Car Centre. The receipts in 2003 included the cash proceeds from the sale of the Hong Kong Spinners Industrial Building and units in 3 Coombe Road and The Albany.	**909**	1,041	
PURCHASE OF SHAREHOLDINGS IN AND LOANS TO JOINTLY CONTROLLED COMPANIES The lower cash outflow is mainly due to less loans injected into jointly controlled companies as property development projects, such as Ocean Shores, were substantially complete by the end of 2003.	**500**	973	

Consolidated Cash Flow Statement (continued)

	2004 HK$M	2003 HK$M	Reference
PURCHASE OF SHAREHOLDINGS IN AND LOANS TO ASSOCIATED COMPANIES The cash outflow in 2004 mainly relates to the purchase of additional shares in Cathay Pacific Airways and HAECO.	**248**	257	
SALE OF SHAREHOLDINGS IN AND REPAYMENT OF LOANS BY JOINTLY CONTROLLED COMPANIES There were reduced loan repayments by jointly controlled companies due to less proceeds from realisation of trading properties in Hong Kong (Ocean Shores and Seaview Crescent) as the majority of these residential units had been sold at the end of 2003.	**1,515**	2,748	
LOANS DRAWN AND REFINANCING Loans drawn in 2004 were mainly for financing the repayments of the US$300 million bond and the HK$500 million medium term notes.	**3,684**	1,235	
REPAYMENT OF LOANS AND BONDS The outflow in 2004 represents repayments of the US$300 million bond and HK$500 million of the medium term notes. These were funded by operating cash inflows generated from various divisions, asset realisations in the Property Division as well as by drawing on new loans at lower interest rates. The outflows also include the repayment of bank loans for the Jade Residences trading property project in the USA with sales proceeds received upon unit closings.	**4,500**	5,321	

Investment Appraisal and Performance Review

	Net assets employed			Capital commitments		
	2002 HK$M	2003 HK$M	**2004 HK$M**	2002 HK$M	2003 HK$M	**2004 HK$M**
Property investment						
– at cost	36,924	37,867	**38,638**	2,178	1,632	**4,142**
– net valuation surplus	23,961	21,113	**37,123**			
– working capital	(3,707)	(3,518)	**(1,953)**			
	57,178	55,462	**73,808**	2,178	1,632	**4,142**
Property trading	5,402	2,980	**1,358**			
Aviation	16,518	16,214	**17,258**		99	**99**
Beverages	3,588	3,236	**3,052**	19	24	**16**
Marine Services	3,814	4,335	**4,772**	431	170	**1,304**
Trading & Industrial	1,379	1,052	**1,361**			
Head office	117	202	**218**			
Total net assets employed	87,996	83,481	**101,827**	2,628	1,925	**5,561**
Less net debt	14,188	10,174	**8,288**			
Less minority interests	4,861	5,231	**6,544**			
Shareholders' funds	68,947	68,076	**86,995**			

	Shareholders' funds			Return on shareholders' funds *		
	2002 HK$M	2003 HK$M	**2004 HK$M**	2002	2003	**2004**
Property investment	41,019	42,051	**59,190**	6.7%	6.9%	**4.5%**
Property trading	5,097	2,642	**1,856**	-3.7%	7.1%	**28.8%**
Property – overall	46,116	44,693	**61,046**	5.4%	6.9%	**5.5%**
Aviation	16,505	16,199	**17,243**	13.0%	5.2%	**14.3%**
Beverages	2,046	1,967	**2,151**	14.4%	18.1%	**18.7%**
Marine Services	2,594	2,968	**3,417**	27.3%	23.2%	**23.2%**
Trading & Industrial	888	1,262	**1,307**	0.3%	22.1%	**29.2%**
Head office	798	987	**1,831**			
Total	68,947	68,076	**86,995**	7.6%	7.2%	**8.4%**

*The return on shareholders' funds is calculated as attributable profit for the year divided by the average of shareholders' funds at the start and end of the year.

Investment Appraisal and Performance Review (continued)

Swire Pacific focuses on the long-term development of businesses where it can add value through its industry-specific expertise and particular knowledge of the Greater China region. It endeavours to create value for shareholders by making investments which exceed the target rate of return appropriate for each of its businesses.

The tables on page 35 show where the group's assets are employed, capital commitments by division and changes in returns on shareholders' funds.

Comments on this information:

- **Investment property:** Net assets employed in investment property increased by HK$18,346 million during the year as a result of a HK$16,010 million (including minority interests) increase in the valuation of existing property, a net investment of HK$771 million, principally in Three Pacific Place and Taikoo Hui (Guangzhou) and a reduction in working capital due to payment of land premium of HK$2,027 million.

 Capital commitments at the end of 2004 include HK$3,515 million for construction of Taikoo Hui in Guangzhou, a mixed use commercial development.

 Rents from investment property in Hong Kong declined from 2001 to 2004 due to a sharp increase in the supply of office space during a period of moderate demand. The resulting fall in profits was partly offset by profits on the sale of investment property. Sales of investment property are likely to be less significant in future. The group is however, confident that returns from its high quality investment property portfolio will improve as supply and demand move back into balance. This trend was reflected in the increase in property values assessed at the end of 2004 and is projected to feed through to rental levels as property leases are renewed.

 The return on assets employed calculated for investment property reduced from 6.9% in 2003 to 4.5% in 2004 primarily due to the increase in the carrying value of property on revaluation at the end of 2004 and a HK$500 million interest charge on Taikoo Shing land premium referred to on page 10. The return does not include the change to property values as this is treated as a reserve movement rather than being reported as profit for the year.

- **Property trading :** The group develops residential property for sale in Hong Kong and Miami. Its business in Hong Kong has substantially reduced during recent years. The return from Hong Kong property trading in 2004 was enhanced by a HK$350 million write back of provisions made in previous years in respect of the Ocean Shores and Tung Chung developments.

 Residential projects in Miami currently account for the bulk of the property trading activity and have provided an average return on shareholders' funds over the last three years of 23.1%.

- **Aviation Division:** This division comprises associated companies and investments. Net assets employed increased by HK$1,044 million in 2004 mainly due to Cathay Pacific Airways using retained profits for expansion.

 Return on shareholders' funds recovered to 14.3% following a strong pick-up in demand.

- **Beverages Division:** Whilst this division has been experiencing substantial volume growth, its assets employed have been falling as depreciation on production facilities built in the 1990s has exceeded new investment. In 2004 attributable net assets employed fell by HK$184 million.

 Beverages' average return on shareholders' funds increased marginally to 18.7% as improved profits from its Mainland China operations were partly offset by higher taxes paid by the USA operations.

- **Marine Services Division:** Marine Services' net assets increased by HK$437 million following the acquisition of new vessels for Swire Pacific Offshore. Further growth is planned for this division with Swire Pacific Offshore having committed HK$1,304 million to purchase a further ten vessels as at the end of 2004. Return on shareholders' funds remained little changed at 23.2%.

- **Trading & Industrial Division:** This division's net assets increased by HK$309 million due to growth in working capital in Taikoo Motors Taiwan and reduced provisions at Swire SITA Waste Services. Improvements in operating profits for nearly all operations in the division led to average return on shareholders' funds increasing from 22.1% to 29.2%.

Credit Analysis

Introduction

This section of the report covers:

Treasury Management

- Structure and Policy
- Interest Rate Exposure
- Currency Exposure
- Commodity Exposure
- Credit Exposure
- Derivatives

Credit Profile

- Key Credit Ratios
- Cash Flow Summary
- Currency Profile
- Sources of Finance
- Maturity Profile and Refinancing
- Covenants and Credit Triggers
- Interest Cover and Gearing
- Total Financial Obligations
- Debt In Associated and Jointly Controlled Companies
- Financial Assistance to Affiliated Companies and Their Proforma Combined Balance Sheet

Treasury Management

Structure and Policy

Swire Pacific's Head Office Treasury sets financial risk management policies in accordance with policies and procedures approved by its Board. It also manages the majority of the group's funding needs and currency, interest rate, credit and event risk exposures. Within the same policy framework, operating subsidiaries manage currency, interest rate and commodity exposures that are specific to particular transactions within their businesses. It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes.

The group's listed associated companies, Cathay Pacific and HAECO, arrange their financial and treasury affairs on a stand-alone basis, in a manner consistent with the overall policies of the group.

Non-listed associated and jointly controlled companies also arrange their financial and treasury affairs on a stand-alone basis. Swire Pacific provides financial support by way of guarantees in cases where significant cost savings are available and risks are acceptable.

Interest Rate Exposure

The level of fixed rate debt for the group is decided after taking into consideration the potential impact of higher interest rates on profit, interest cover and the cash flow cycles of the group's businesses and investments.

In addition to raising funds on a fixed rate basis, the Swire Pacific group uses interest rate swaps in the management of its long-term interest rate exposure. It also uses forward rate agreements to manage its exposure to short-term interest rate volatility.

Currency Exposure

Exposure to movements in exchange rates on individual transactions in the Swire Pacific group is minimised using forward foreign exchange contracts where active markets for the relevant currencies exist. All significant foreign currency borrowings with a fixed maturity date are covered by appropriate currency hedges.

Translation exposure arising on consolidation of the group's overseas net assets is reduced, where practicable, by matching assets with borrowings in the same currency. Substantial proportions of the revenues, costs, assets and liabilities of Swire Pacific and its subsidiary companies are denominated in Hong Kong dollars.

The long-term financial obligations of Cathay Pacific have been arranged primarily in currencies in which it has substantial positive operational cash flows, thus establishing a natural currency hedge. The policy adopted requires that anticipated surplus foreign currency earnings should be at least sufficient to meet the foreign currency interest and principal repayment commitments in any year.

Commodity Exposure

Certain Swire Pacific group companies have underlying exposures to commodity risk. Derivatives including swaps, forwards and options are used in the management of these exposures in accordance with the policies approved by the Board.

Credit Exposure

When depositing surplus funds or entering into derivative contracts, the group controls its exposure to non-performance by counterparties by transacting with investment grade counterparties, setting approved counterparty limits and applying monitoring procedures. The group is not required by

its counterparties to provide collateral or any other form of security against any change in the market value of a derivative. There are no specific conditions that would require the termination of derivative contracts should the credit rating of Swire Pacific be downgraded.

Derivatives

It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes. Derivatives are used solely for management of an underlying risk and the group is not exposed to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged. Swire Pacific has elected not to adopt HKAS 39 early and hence derivatives are not required to be valued at their market values as at 31st December 2004.

Derivative transactions entered into by Swire Pacific and its subsidiary companies, and outstanding at the year end are summarised below by their respective types and maturities:

Maturity	Type	Purpose	Currency paid	Principal HK$	Basis of rate paid	Currency received	Basis of rate received
2005	Cross currency coupon only swap	To hedge USD coupons	HKD	390,000,000	Fixed	USD	Fixed
2006	Cross currency coupon only swap	To hedge USD coupons	HKD	3,315,000,000	Fixed	USD	Fixed
2006	Interest rate swap	To swap floating rate debt into fixed rate	HKD	700,000,000	Fixed	HKD	Floating
2007	Cross currency coupon only swap	To hedge USD coupons	HKD	974,250,000	Fixed	USD	Fixed
2007	Interest rate swap	To swap fixed rate debt into floating rate	HKD	700,000,000	Floating	HKD	Fixed
2009	Interest rate swap	To swap floating rate debt into fixed rate	HKD	250,000,000	Fixed	HKD	Floating

In addition to the derivatives shown above the group takes out foreign exchange forward contracts to hedge binding commitments.

Credit Profile

Swire Pacific aims to maintain a capital structure that is appropriate for long term credit ratings of A3 to A1 on Moody's scale, A- to A+ on Standard & Poor's scale, and A to AA on Fitch's scale. Actual credit ratings may depart from these levels from time to time due to economic circumstances. As at 31st December 2004 our long term credit ratings were A3 from Moody's, BBB+ from Standard & Poor's, and A- from Fitch.

Key Credit Ratios

The table below sets out those credit ratios of the group which credit agencies commonly assess when determining credit ratings:

	2000	2001	2002	2003	**2004**
Operating margin	29.8%	33.1%	32.5%	30.1%	**31.3%**
EBIT/net interest	4.2	5.5	6.5	7.9	**6.9**
FFO+net finance charges/net interest	4.6	5.8	6.3	7.4	**6.3**
Rental income/net interest	2.7	3.4	4.2	4.3	**2.9**
FFO/net debt	33.8%	34.7%	34.7%	52.1%	**69.3%**
Net debt/net capital	17.0%	17.8%	16.1%	12.2%	**8.1%**

Operating margin = Operating profit before depreciation and amortisation / turnover
EBIT = Earnings before interest and taxes
FFO (Funds from operations) = Net income plus depreciation plus deferred tax plus non-cash items
Net capital = Shareholders' funds plus minority interests plus proposed dividends plus net debt
Net interest is stated before deducting capitalised interest.

Cash Flow Summary

	2004 HK$M	2003 HK$M
Net cash generated by businesses and investments:		
Cash generated from operations	**4,049**	5,333
Cash from asset realisations*	**2,481**	3,838
Dividends received	**2,239**	1,563
Capital expenditure and investments**	**(2,679)**	(3,130)
Tax and net interest paid	**(1,232)**	(1,256)
	4,858	6,348
Cash paid to shareholders and net funding by external debt :		
Share repurchases	**–**	(60)
Dividends paid	**(2,549)**	(1,999)
Decrease in borrowings	**(1,249)**	(4,352)
Capital contribution from minority interest	**15**	–
	(3,783)	(6,411)
Increase/(decrease) in cash and cash equivalents	**1,075**	(63)

* Includes proceeds from fixed asset disposals and the sale of shareholdings in and repayments of loans by associated and jointly controlled companies and investment securities as well as net changes in long-term receivables.

** Includes additions to fixed assets and deferred expenditure, purchase of shareholdings in and loans to subsidiary, associated and jointly controlled companies and investment securities.

Cash generated from operations fell as a result of the HK$2,027 million Taikoo Shing land premium payment in August 2004.

Cash from asset realisations were derived mainly from the sale of properties in The Albany, Ocean Shores and the sale of the Kwun Tong Car Centre.

The significant contributions to capital expenditure and investments are the construction costs for Three Pacific Place, the purchase of land use rights for the Taikoo Hui development, the renovation of Parkside West, the purchase of additional offshore support vessels and the purchase of shares of Cathay Pacific and HAECO.

Changes in Financing

On 21st July a US$93 million loan guaranteed by Swire Pacific was secured for the development by Swire Properties of the Carbonell condominium project in the USA. On 5th November 2004 Swire Pacific's wholly owned subsidiary, Swire Pacific MTN Financing, issued HK$1,500 million of fixed and floating rate notes under its Medium Term Note (MTN) Programme. Under its MTN Programme, notes in an aggregate amount of up to US$1,500 million may be issued and will be unconditionally and irrevocably guaranteed by Swire Pacific. As at 31st December 2004, HK$2,000 million of issued notes are outstanding under the MTN Programme. In addition, credit lines of HK$1,700 million from various banks were secured during the year to provide additional revolving committed facilities.

The major debt repayments during the year comprised a US$300 million 144A bond and a HK$500 million fixed rate note issued under the MTN Programme. Other repayments relate to funds drawn from syndicated and bilateral revolving credit loans, funded by cash from operations and asset realisations. In addition, Swire Properties repaid a US$155 million loan, taken out in 2002 to finance the Jade Residences development in the USA.

Currency Profile

An analysis of debt by currency net of hedges at 31st December 2004 is shown below:

Currency	**Total HK$M**	%
Hong Kong Dollar	**6,446**	78
United States Dollar	**1,708**	20
New Taiwan Dollar	**309**	4
Others	**(175)**	(2)
	8,288	100

Sources of Finance

At 31st December 2004, committed loan facilities and debt securities amounted to HK$12,615 million, of which HK$3,855 million (31%) remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$2,540 million. Sources of funds at the end of 2004 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	–
Fixed/Floating Rate Notes	2,000	2,000	–
Bank and other loans	5,973	2,118	3,855
	12,615	8,760	3,855
Uncommitted facilities	3,662	1,122	2,540

Maturity Profile and Refinancing

The group's weighted average term and cost of debt is:

	2004	2003
Weighted average term of debt	**5.8 years**	4.8 years
Weighted average term of debt (excluding Perpetuals)	**2.6 years**	2.1 years
Weighted average cost of debt	**7.6%**	6.4%
Weighted average cost of debt (excluding Perpetuals)	**1.2%**	4.7%

The maturity profile of the group's gross borrowings at the end of each of the last five years is set out below:

Maturity profile


%
Within 1 year
1-2 years
2-5 years
Over 5 years
100
80
60
40
20
0
00
01
02
03
04

Included in the group's debt is HK$4,642 million of Perpetual Capital Securities, half of which the group can call at any time after 30th October 2006. The other half can be called at any time after 13th May 2017. As the call is at the option of the group, this debt is reported as having a life of the longer of the first call date and ten years.

The group manages refinancing risks by spreading the maturity of its facilities over a number of years so that refinancing needs are not excessive in any one year. The repayment schedule of the group's committed debt facilities is detailed below:

Debt Maturity

	2005 HK$M	2006 HK$M	2007 HK$M	2008 HK$M	beyond 2008 HK$M
Capital market debts	–	500	700	–	5,442
Bank loans	1,348	1,825	500	2,300	–
	1,348	2,325	1,200	2,300	5,442

Covenants and Credit Triggers

There are no specific covenants given by the group for its debt facilities which would require debt repayment or termination of a facility should the group's credit rating be revised by the credit rating agencies.

Swire Pacific has entered into financial covenants in respect of gearing limits and maintenance of minimum consolidated net worth, to secure funding for itself and its subsidiaries. These covenants are as set out below:

	Covenant limits	**2004**	2003
Gearing:			
Consolidated borrowed money/ adjusted consolidated net worth	≤ 2	**0.09**	0.14
Secured consolidated borrowed money/ adjusted consolidated net worth	≤ 1	–	0.01
	HK$M	**HK$M**	HK$M
Maintenance of minimum consolidated tangible net worth:			
Consolidated tangible net worth	≥ 20,000	**93,539**	73,306

During the term of these facilities, none of the covenants was breached.

Interest Cover and Gearing

At 31st December 2004, 59% of the group's gross borrowings were on a fixed rate basis and 41% were on a floating rate basis.

The following graphs illustrate interest cover and gearing ratios for each of the last five years. Interest cover for the year ended 31st December 2004 was 5.48 times while cash interest cover, calculated by reference to total interest charges including capitalised interest was 4.82 times. The gearing ratio was 9% at the end of 2004.



Interest cover and cash interest cover
HK$M
Operating profit
Net finance charges
Net finance charges and capitalised interest
Interest cover
Cash interest cover
Times
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
14
12
10
8
6
4
2
0
00
01
02
03
04



Gearing ratio
HK$M
Shareholders' funds including minority interests
Net borrowings
Gearing ratio
Ratio
120,000
80,000
40,000
0
0.3
0.2
0.1
0.0
00
01
02
03
04

2004 net finance charges include a one-off interest charge of HK$500 million in respect of the Taikoo Shing land premium.

Total Financial Obligations

The chart below illustrates net debt by borrowing entity, attributable net debt in jointly controlled and associated companies ("JCC & Asso") and undertakings given to third parties.

(In HK$M except specified)



Swire Pacific
BBB+ / A3 / A-
*422
Swire Finance
2,197
Swire Pacific
MTN Financing
BBB+ / A3 / A-
2,000
Swire Pacific
Offshore Financing
BBB- / Baa1
US$300M
Swire Pacific Capital
BBB- / Baa1
US$300M
Swire Pacific
Cold Storage
34
Property Division
(790)
Aviation Division
-
Beverages Division
279
Marine Services
Division
(120)
Trading & Industrial
Division
46
Property Division
JCC & Asso
645
Aviation Division
JCC & Asso
5,724
CX
5,199
Haeco
380
KA
345
Others
(200)
Beverages Division
JCC & Asso
(251)
Marine Services
Division
JCC & Asso
716
Trading &
Industrial Division
JCC & Asso
(241)
Consolidated
net debt
8,288
Attributable
net debt
6,593

* Undertakings given to third parties.

Debt in Jointly Controlled and Associated Companies

In accordance with Hong Kong accounting standards, the group's balance sheet does not include the net debt in its jointly controlled and associated companies. These companies had the following net debt positions at the end of 2004 and 2003:

	Total net debt		Portion of net debt attributable to Swire Pacific		Debt guaranteed by Swire Pacific or its subsidiaries	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
Property Division	**2,020**	2,245	**645**	697	**329**	337
Aviation Division						
Cathay Pacific	**11,187**	11,111	**5,199**	5,151	**–**	–
Hactl	**1,542**	2,076	**380**	512	**–**	–
Dragonair	**1,948**	1,601	**345**	256	**–**	–
Other Aviation Division companies	**11**	(51)	**(200)**	(93)	**8**	8
Beverages Division	**(515)**	(575)	**(251)**	(278)	**–**	–
Marine Services Division	**3,030**	2,104	**716**	665	**500**	500
Trading & Industrial Division	**(570)**	(325)	**(241)**	(124)	**–**	–
	18,653	18,186	**6,593**	6,786	**837**	845

Financial Assistance to Affiliated Companies and Their Proforma Combined Balance Sheet

Pursuant to Chapter 13 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the group and the group's attributable interest in those affiliated companies are presented below.

Affiliated companies comprise the group's jointly controlled and associated companies. As at 31st December 2004, the group had loans to affiliated companies totalling HK$10,382 million (before group provisions) and has given guarantees of HK$1,316 million in respect of facilities granted to affiliated companies, fnancial assistance totalling HK$11,698 milion. These amounts exceed 8% of the group's total assets as at 31st December 2004.

	31st December 2004	
	Proforma combined balance sheet	**The group's attributable interest**
	HK$M	**HK$M**
Non-current assets	**29,484**	**10,230**
Current assets	**3,821**	**1,184**
Current liabilities	**(3,202)**	**(978)**
Non-current liabilities	**(3,936)**	**(1,387)**
Minority interests	**(248)**	**(121)**
Shareholders' advances	**(26,977)**	**(10,382)**
	(1,058)	**(1,454)**

Corporate Governance

Business Values

As a leading international company, Swire Pacific's reputation for high ethical standards is central to its success. Swire Pacific is committed to maintaining robust corporate governance practices and the highest standards of business integrity in all activities. Our commitment in terms of corporate governance is to:

- provide high-quality products and services to the satisfaction of our customers;
- maintain high standards of business ethics;
- achieve these goals while, at the same time, providing satisfactory and sustainable returns to shareholders.

In addition, the group acts in a socially responsible manner through a variety of initiatives outlined on pages 58 to 61 and sees this as part of its overall commitment to good corporate governance.

Swire Pacific has a Corporate Code of Conduct which sets out principles, values and standards of conduct expected of management and staff throughout the Company, and underpins our operating procedures and policies.

Corporate Governance Practices

The Company has complied throughout the year with the Code of Best Practice as set out in the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The Code on Corporate Governance Practices ("the CG Code") as promulgated by the Stock Exchange has come into effect for the 2005 reporting year. Swire Pacific welcomes the principles-based approach of the CG Code and the flexibility this provides concerning the adoption of corporate policies and procedures. In particular, we welcome the CG Code's intent to continue allowing companies not to comply, so long as they have good reasons to make this choice. While Swire Pacific is only required to report on compliance with the new code in respect of the 2005 financial year onwards, the Company has already put in place corporate governance practices to meet all the provisions of the CG Code and most of its recommended best practices.

As part of its commitment to enhance corporate governance standards within the region, Swire Pacific is a member of the Asian Corporate Governance Association.

Communication with Shareholders

The ultimate holding company of Swire Pacific is John Swire & Sons Limited ("Swire"), a company incorporated in England, which controls shares representing approximately 29% of the equity interest and 53% of the voting rights in Swire Pacific Limited.

Swire has been operating in Hong Kong and Mainland China for over 130 years. Its ownership and involvement in Swire Pacific has been in place since before Swire Pacific became a public listed company in 1959.

The Swire group also provides significant management support to the Swire Pacific group under agreements for services, the details of which are provided on page 53 and note 29 to the accounts on page 92.

Swire expects Swire Pacific to achieve sustainable returns above the cost of capital. It believes its stable shareholding structure and management consistency are important ingredients to achieving this aim.

Swire Pacific is committed to fair disclosure and comprehensive, transparent reporting. The Chairman is ultimately responsible for ensuring that there is effective communication with investors and that the Board understands the views of major shareholders. The Chairman therefore makes himself available to meet shareholders for this purpose. On a day-to-day basis the Board's primary contact with major shareholders is through the Group Finance Director.

Communication with shareholders is a high priority. Printed copies of the Annual and Interim Reports are sent to all shareholders. The most recent Annual General Meeting was held on 13th May 2004 at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong. The meeting was open to all shareholders and members of the press and was attended by 49 shareholders personally present or by proxy. The following Directors also attended:

Executive Directors

J W J Hughes-Hallett (Chairman of the Board)
M Cubbon
D Ho
D M Turnbull

Non-Executive Directors
Baroness Dunn
P A Johansen (Chairman, Remuneration Committee)
Sir Adrian Swire

Independent Non-Executive Directors
D G Eldon
C K M Kwok (Chairman, Audit Committee)
M M T Yang

At the Annual General Meeting, separate resolutions were proposed for each issue and were voted on by poll. In addition to the ordinary business of receiving the report of the Directors and the audited accounts for the year ended 31st December 2003, declaring final dividends, re-electing Directors and re-appointing auditors and authorising the Directors to fix their remuneration, the meeting approved, as special business, ordinary resolutions giving Directors general mandates to make on-market share repurchases and to allot and issue shares. A special resolution was also passed to amend the Company's articles of association to reflect recent amendments to the Companies Ordinance and the Listing Rules, to incorporate minor drafting improvements and align them more with current practices. Minutes of the meeting together with voting results are available on Swire Pacific's website, www.swirepacific.com.

Key shareholder dates for 2005 are set out on page 120 of this report and are available on the Company's website.

As part of a regular programme of investor relations, senior executives hold briefings and attend conferences with institutional investors and financial analysts to engage in two-way communications on Swire Pacific's performance and objectives. Archived webcasts and copies of presentation materials from such briefings are made available to investors and the public through the corporate website, which also contains a wide range of additional information on the group's business activities. Webcasts of the meetings announcing the interim and final results are available on Swire Pacific's website.

In 2004, the Finance Director and the Investor Relations Officer held 71 meetings with analysts and investors in Hong Kong, conducted three analyst briefings, five investor group briefings, four overseas roadshows, spoke at four investor conferences and were interviewed by Bloomberg and CNBC on three occasions.

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital is held by the public at all times. As at 31st December 2004, there were 5,715 holders of 'A' shares and 2,130 holders of 'B' shares on the Company's registers of shareholders.

Board of Directors

Swire Pacific is governed by a Board of Directors which has the responsibility for leadership and control of the Company. These Directors are collectively responsible for promoting the success of Swire Pacific by directing and supervising the Company's affairs.

The Board is accountable to shareholders for the strategic development of the group with the goal of maximising long-term shareholder value, while balancing broader stakeholder interests.

Currently the Board comprises the Chairman, three other Executive Directors, and nine Non-Executive Directors. All Directors are subject to re-election by shareholders every three years. New Directors, being individuals who are suitably qualified and expected to make a positive contribution to the performance of the Board, are identified by existing Directors and submitted to the Board for approval. A Director appointed by the Board is subject to election by shareholders at the first general meeting after his appointment.

J W J Hughes-Hallett, Chairman since June 1999, retired from that position on 31st December 2004. D M Turnbull became Swire Pacific's Chairman on 1st January 2005. With the exception of M C C Sze, an independent Non-Executive Director who joined the Board on 1st November 2004, all Directors served for the whole of 2004. The Directors' biographical details are set out on pages 50 and 51 of this report.

The Non-Executive Directors bring a wide range of skills and experience to the group. They bring independent judgement on issues of strategy, performance, risk and people through their contribution at Board and committee meetings. The Board considers that five of the nine Non-Executive Directors – more than one third of the Board – are independent in character and judgement and fulfil the independence guidelines set out in rule 3.13 of the Listing Rules.

The Board reviews the performance of the operating divisions against their agreed budgets and targets on a regular basis and also exercises a number of reserved powers which include:

- formulation of long-term strategy;
- approving significant changes in accounting policy, or capital structure;
- approving public announcements including the financial statements;
- committing to major acquisitions, disposals and major capital projects;
- approving material borrowings and any issuing, or buying back, of equity securities;
- setting group remuneration policy;
- agreeing the annual budget;
- setting the dividend policy;
- formulating the risk management strategy; and
- approving treasury policy.

The Board is also responsible for the integrity of financial information and the effectiveness of the group's systems of internal control and risk management processes. The Directors acknowledge their responsibility for preparing the accounts of Swire Pacific. This responsibility extends to both the annual and interim reports. Responsibility for delivering Swire Pacific's objectives and running the business on a day-to-day basis is delegated to the divisional Advisory Boards and divisional management.

The Board is accountable for the proper stewardship of Swire Pacific's affairs, and is responsible for ensuring that Swire Pacific keeps fair and accurate accounting records which disclose its financial position, and which comply with requirements of the Hong Kong Companies Ordinance.

The CG Code requires the roles of Chairman and Chief Executive to be separate and not performed by the same individual. The Chairman of Swire Pacific is D M Turnbull. The role of Chief Executive is split among five senior executives who are each responsible for the day to day management of Swire Pacific's individual businesses: K G Kerr (Properties), P N L Chen (Aviation, in his capacity as the chief executive of Cathay Pacific Airways Limited), J R Slosar (Beverages), C D Pratt (Trading & Industrial, and Marine Services) and D Ho (various shipping-related and logistics interests). Accordingly, there is a clear division of responsibilities between the Chairman and these five senior executives.

The Chairman is responsible for the leadership of the Board, ensuring its effectiveness in all aspects of its role and for setting its agenda and taking into account any matters proposed by other Directors for inclusion in the agenda. Agendas and accompanying board papers are circulated where possible at least 48 hours before the time of a board or committee meeting. The Chairman is also responsible for making sure all Directors are properly briefed on issues arising at board meetings.

The Chairman ensures that the Directors receive accurate, timely and clear information. Directors are encouraged to update their skills, knowledge and familiarity with the group through their initial induction, ongoing participation at board and committee meetings, and through meeting key people at Head Office and in the divisions.

All Directors have access to the services of the Company Secretary who regularly updates the Board on governance and regulatory matters. Any Director, wishing to do so in the furtherance of his or her duties, may take independent professional advice through the Chairman at Swire Pacific's expense. The availability of professional advice extends to the Audit and Remuneration Committees.

Swire Pacific has arranged appropriate insurance cover in respect of legal actions against its Directors and officers. The Board reviews the extent of this insurance each year.

Minutes of board meetings are taken by the Company Secretary and, together with any supporting board papers, are available to all board members. Board meetings are structured to encourage open discussion and frank debate to ensure the Non-Executive Directors provide an effective challenge to each Executive Director. When necessary, the independent Non-Executive Directors meet privately to discuss matters which are their specific responsibility. One such meeting was held in 2004.

Corporate Governance

In furtherance of good corporate governance, the Board has established two sub-committees: an Audit Committee and a Remuneration Committee. Both these have terms of reference which accord with the principles set out in the CG Code. The Company Secretary takes full minutes of the meetings of these committees and the work of these committees is reported to the Board.

In addition, the Board has established a Finance Committee consisting of the Group Finance Director, the Treasurer and four divisional finance directors to develop company policy on all areas of finance, including financial risk and management of invested funds, and to develop the group's treasury policies.

All Directors disclose to the Board on their first appointment their interests as a director or otherwise in other companies or organisations and such declarations of interests are updated annually. When the Board considers any proposal or transaction in which a Director has a conflict of interest, the Director declares his interest and is required to abstain from voting.

The Board met six times during 2004. The attendance of individual directors at the board meetings and the two other board committees (the Audit Committee and the Remuneration Committee) is set out in the table below.

	Meetings Attended/Held		
Directors	**Board**	**Audit Committee**	**Remuneration Committee**
Executive Directors			
J W J Hughes-Hallett – Chairman	6/6		
M Cubbon	6/6		
D Ho	6/6		
K G Kerr	5/6		
D M Turnbull	6/6		
Non-Executive Directors			
Baroness Dunn	4/6		
P A Johansen	5/6	3/3	1/1
Sir Adrian Swire	4/6		
Independent Non-Executive Directors			
D G Eldon	5/6		
C K M Kwok	6/6	3/3	1/1
C Lee	5/6	3/3	1/1
M C C Sze	1/1		
M M T Yang	5/6		

The Company has laid down a code of conduct ("the Securities Code") regarding Directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules. A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the board meetings to approve the Company's half-year result and annual result, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published, and that all his dealings must be conducted in accordance with the Securities Code.

Under the Securities Code, Directors of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company, and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

All the Directors of the Company have confirmed that they have complied with the required standard set out in the Securities Code.

Directors' interests as at 31st December 2004 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on pages 55 and 56. In addition, of the executive officers of the Company, C D Pratt has beneficial interests in 21,000 'A' shares and 50,000 'B' shares of the Company.

Audit Committee

The Audit Committee assists the Board in discharging its responsibilities for corporate governance, financial reporting, and corporate control. The Committee consists of three Non-Executive Directors, identified in the table on the left, two of whom are independent and one of whom, C K M Kwok, chairs the Committee. All the members served for the whole of 2004 and the Company Secretary acts as secretary.

Regular attendees at the Audit Committee meetings are the Group Finance Director, Head of Internal Audit, and the external auditors. The Committee meets regularly with the external auditors without the presence of company management.

The terms of reference of the Audit Committee follow the guidelines set out by the Hong Kong Institute of Certified Public Accountants, and have recently been updated to comply with the CG Code. The current terms of reference are available on the Swire Pacific website.

The Audit Committee met three times in 2004. Each meeting receives written reports from the external and internal auditors, which deal with matters of significance arising from the work conducted since the previous meeting. The work of the Committee during 2004 included consideration of the following matters:

- the completeness and accuracy of the 2003 annual and 2004 interim financial statements;
- recommendations to the Board, for the approval by shareholders, of the reappointment of PricewaterhouseCoopers as the external auditors and approval of the 2004 audit plan and the auditors' remuneration;
- approval of the annual internal audit programme, review of the progress against the programme and discussion of matters arising;
- Swire Pacific's policy regarding connected party transactions and the nature of such transactions;
- reviewing the Company's compliance with regulatory and statutory requirements;
- Swire Pacific's risk management processes; and
- developments in accounting standards and Swire Pacific's response, including the preparation for adoption of Hong Kong Financial Reporting Standards.

The Audit Committee assesses the independence of the external auditors during the year through a series of questions and the external auditors also formally communicate to the Audit Committee their business relationship with Swire Pacific both in Hong Kong and overseas and any other independence matters.

An analysis of the fees paid to PricewaterhouseCoopers showing the split between audit work and non-audit work is given in note 2 to the accounts on page 69.

Audit and Internal Control

The Board has overall responsibility for the system of internal control and conducts regular reviews of its effectiveness. Swire Pacific's system of internal control plays a key role in the management of risks that are significant to the fulfilment of its business objectives. A sound system of internal control contributes to safeguarding shareholders' investment and Swire Pacific's assets. Since profits are, in part, the reward for successful risk-taking in business, the purpose of internal control is to help manage and control risk appropriately, rather than to eliminate the risk of failing to achieve business objectives. Swire Pacific's internal controls can only provide reasonable and not absolute assurance against misstatement or loss.

The Board confirms that there is a process for identifying, evaluating, and managing the significant risks to the achievement of Swire Pacific's strategic objectives. The process has been in place throughout 2004 and up to the date of approval of the Annual Report, and also accords with the guidance set out in the CG Code. The effectiveness of this process has been reviewed by the Audit Committee which reports its findings for consideration by the Board.

The process used by the Audit Committee to review the effectiveness of the system of internal control includes:

- discussions with management on risk areas identified by management and/or in the audit process;
- the review of internal and external audit plans;
- the review of significant issues arising from internal and external audit reports; and
- the review of significant group risks reported by the Group Internal Audit Department in conjunction with the Group Risk Manager.

The Group Internal Audit Department, staffed by 11 qualified professionals, conducts audits of Swire Pacific, its subsidiaries and associates, typically over a three-year cycle. The frequency of each audit is determined by the Department's own risk assessment which is carried out annually. The audits are designed to provide the Board with reasonable assurance that the internal control systems of Swire Pacific are effective, and that the risks associated with the achievement of business objectives are being managed properly.

The annual work plan, manning levels and qualifications of the Department's staff are discussed and agreed with the Audit Committee. In addition to its agreed schedule of work, the Department conducts other projects and investigative work as may be required. The Department works closely with the Group Risk Manager.

The Department's primary reporting line is to the Chairman of the Board. There is also open access to the Chairman of the Audit Committee. Copies of internal audit reports are sent to the Chairman, the Group Finance Director, the auditee and the external auditors. The results of each review are also discussed with the Audit Committee.

The Department acts as a service to the businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to recommendations and these are followed up to ensure that satisfactory control is maintained.

Remuneration Committee

The Remuneration Committee comprises three Non-Executive Directors two of whom – C K M Kwok and C Lee – are independent Non-Executive Directors. It is chaired by P A Johansen.

The terms of reference of the Remuneration Committee have been reviewed with reference to the CG Code and are posted on Swire Pacific's website.

Under the Services Agreement between the Company and John Swire & Sons (HK) Limited which was considered in detail and approved by the independent Non-Executive Directors of the Company, staff at various levels, including Executive Directors, are seconded to the Company. Those staff report to and take instructions from the Board of the Company but remain employees of the Swire group.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This comprises salary, housing, provident fund, leave-passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The provision of housing affords ease of relocation either within Hong Kong or elsewhere, and payment of bonuses on a group-wide basis enables postings to be made to group companies with very different profitability profiles. Whilst bonuses are calculated by reference to the profits of the Swire group overall, the predominant part of such profits is derived from the Swire Pacific group.

Although the remuneration of these executives is not entirely linked to the profits of the company or division in which they are working, it is considered that, given the volatility of various businesses within the Swire Pacific group, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team in the Company. Furthermore, as a substantial shareholder of the Company, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

The Remuneration Committee has reviewed this policy and the levels of remuneration paid to Executive Directors of the Company. At its meeting in December, the Committee considered a report prepared for it by Mercer Human Resource Consulting Limited, an independent firm of consultants, which confirmed that the remuneration of the Company's Executive Directors was in line with comparators in peer group companies. The Committee approved individual Directors' remuneration packages to be paid in respect of 2005.

No Director takes part in any discussion about his or her own remuneration.

Fees of Independent Non-Executive Directors

The independent Non-Executive Directors receive fees determined by the Board as follows (per annum):

Director's fee	HK$200,000
Fee for serving on Audit Committee	HK$150,000
Fee for serving on Remuneration Committee	HK$50,000

Risk Management

Risk management is concerned with the identification and effective management of business risks, including safety and security, legal, environmental and reputational risks.

Group Risk Management Committee

The group maintains a Risk Management Committee which coordinates the proper application of operational risk management procedures throughout the group.

The Committee focuses on business, safety, security and reputational risks. Financial risk management and the coordination of group policy on environmental issues are outside its terms of reference.

This Committee is chaired by the Group Finance Director and includes senior representatives from each division as well as the Staff Director and the Head of Internal Audit. The Committee reports to the Swire Pacific Audit Committee on a regular basis.

Two specialist sub-committees focus on insurance matters and loss prevention initiatives. The insurance sub-committee is chaired by the Group Finance Director and it reviews and approves the group's general insurance programmes. The loss prevention sub-committee is chaired by the Head of Corporate Safety, Cathay Pacific Airways Limited, and its main focus is to promote effective loss prevention through the sharing of divisional best practices and regular reviews of the root causes of losses. The same sub-committee also oversees risk surveys conducted by third parties and closely monitors the implementation of risk mitigation recommendations derived from such surveys. Both sub-committees work closely with the group's risk management consultants and with the group's lead insurers and reinsurers.

In 2004, the Group Risk Management Committee and its sub-committees met a total of nine times.

Objectives

The Committee's aim is continually to strengthen the risk management culture throughout the group, by overseeing the development of risk management processes, identifying divisional best practices, drawing up group guidelines, monitoring divisional performance, promoting education and using group leverage to reduce the overall cost of risk.

Achievements in 2004

During 2004, the Committee's work included:

- continuing to develop, in close co-ordination with the Group Internal Audit Department, a group risk register to track the key risks identified and assessed by operating companies;
- arranging 70 risk surveys at various locations in Hong Kong, Taiwan, Mainland China and the United States, with a focus on key operational risk exposures including employee safety, property, general liability, motor, security, business continuity planning and legal risk management;
- introducing enhanced accident reporting procedures that resulted in improved identification of loss trends and their underlying root causes;
- achieving a further reduction in overall losses under the group's Hong Kong general insurance programme;
- issuing group guidelines on injury management and rehabilitation procedures so as to reduce the overall impact of workplace injuries, assist injured employees and increase operational efficiency for group companies;
- making further progress in developing a programme to track and control the group's cost of risk;
- appointing new group risk management consultants, who assumed their role from the beginning of 2005;
- consolidating insurance procurement for Taiwan-based operating companies resulting in reduced costs and enhanced insurance coverage;
- establishing Hong Kong and international pooling structures to leverage the group's procurement of employee benefits insurance with the result that the majority of Hong Kong-based group companies now participate in the scheme;
- commencing studies to evaluate increased participation of Spaciom Ltd, the group's captive insurance company, in the group's insurance programme following satisfactory results from Spaciom's first full year of operation; and
- holding a roadshow presentation and individual meetings with insurers and reinsurers to demonstrate the group's commitment to risk management and to highlight the risk management processes already in place in each division.

Directors and Officers

Executive Directors

* **Turnbull, David Muir**, aged 49, has been a Director of the Company since November 1996 with responsibility for the Aviation Division and was appointed Chairman in January 2005. He is also Chairman of Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited, and a Director of Swire Properties Limited and The Hongkong and Shanghai Banking Corporation Limited. He joined the Swire group in 1976 and, in addition to Hong Kong, has worked with the group in Australia, Dubai, Malaysia, Indonesia, and the Philippines.

* **Cubbon, Martin**, aged 47, has been a Director of the Company since September 1998 with responsibility for Group Finance. He is also a Director of Cathay Pacific Airways Limited and Swire Properties Limited. He joined the Swire group in 1986.

* **Ho, Cho Ying Davy**, aged 57, has been a Director of the Company since March 1997. He is Chairman of the group's Taiwan operations and of a number of Swire group companies with shipping and travel interests. He is also a Director of Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan.

* **Kerr, Keith Graham**, aged 52, has been a Director of the Company with responsibility for the Property Division since January 1991. He joined Swire Properties Limited in 1975 and was appointed Managing Director in February 1989 and Chairman in January 2005.

Non-Executive Directors

Baroness Dunn, Lydia Selina, DBE, aged 65, has been a Director of the Company since February 1981 and until January 1996 had responsibility for the Trading Division. She is also a Director of John Swire & Sons Limited and is Deputy Chairman of HSBC Holdings plc. She joined the Swire group in 1963.

Hughes-Hallett, James Wyndham John, aged 55, has been a Director of the Company since January 1994 and was appointed Deputy Chairman in March 1998 and Chairman in June 1999. He stepped down as Chairman in December 2004 to become Chairman of John Swire & Sons Limited. He is also a Director of Cathay Pacific Airways Limited, Swire Properties Limited and HSBC Holdings plc. He joined the Swire group in 1976 and has worked with the group in Hong Kong, Taiwan, Japan and Australia.

+# **Johansen, Peter André**, aged 62, has been a Director of the Company since January 1983 and was Finance Director until April 1997. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited, Swire Properties Limited and Hong Kong Aircraft Engineering Company Limited.

Swire, Sir Adrian Christopher, aged 73, was Chairman of John Swire & Sons Limited until December 2004 and is now Honorary President of that company. He joined the Swire group in 1956 and has been a Director of the Company since October 1978. He is also a Director of Cathay Pacific Airways Limited.

Independent Non-Executive Directors

Eldon, David Gordon, aged 59, has been a Director of the Company since June 1996. He is also Chairman of The Hongkong and Shanghai Banking Corporation Limited and a Director of HSBC Holdings plc. He has been with the HSBC Group since 1968. He is also Chairman of Hang Seng Bank Limited and a Director of MTR Corporation Limited.

+# **Kwok, King Man Clement**, aged 45, has been a Director of the Company since September 2002. He is also Managing Director and Chief Executive Officer of The Hongkong and Shanghai Hotels, Limited. He also serves on the Takeovers and Mergers Panel in Hong Kong.

+# **Lee, Chien**, aged 51, has been a Director of the Company since January 1993. He is also a Director of Hysan Development Company Limited.

Sze, Cho Cheung Michael, aged 59, has been a Director of the Company since November 2004. He was a former Executive Director of the Hong Kong Trade Development Council, a position he held for eight years prior to his retirement on 1st May 2004. Before that, he worked for 25 years in various capacities in the Hong Kong Government. He is also a Director of Lee Kum Kee Co. Ltd.

Yang, Mun Tak Marjorie, aged 51, has been a Director of the Company since October 2002. She is also Chairman and Chief Executive Officer of Esquel Group, and a Director of The Gillette Company and The Hongkong and Shanghai Banking Corporation Limited. She sits on various advisory boards of educational institutions including Massachusetts Institute of Technology, Hong Kong University of Science and Technology and Lingnan University.

Executive Officers

* **Pratt, Christopher Dale**, aged 48, has been Executive Director in charge of the Trading & Industrial Division since September 2000 and since December 2003 has also assumed responsibility for the Swire Pacific Offshore group. He joined the Swire group in 1978 and has worked with the group in Hong Kong, Australia and Papua New Guinea.

* **Slosar, John Robert**, aged 48, has been the Managing Director of the Beverages Division since July 1998. He joined the Swire group in 1980 and has worked with the group in Hong Kong, the United States and Thailand.

Secretary

Yu Chan, Sau Mui Margaret, aged 59, has been Company Secretary since September 2002. She joined the Swire group in 1978.

Notes:

* These Directors and Executive Officers are also directors of John Swire & Sons (H.K.) Limited
\+ These Directors are members of the Audit Committee
‡ These Directors are members of the Remuneration Committee

All the Directors and Executive Officers, apart from the independent Non-Executive Directors, are employees of the John Swire & Sons Limited group except Sir Adrian Swire who ceased to be an employee from January 2005.

Directors' Report

The Directors submit their report together with the audited accounts for the year ended 31st December 2004, which are set out on pages 64 to 106.

Principal activities

The principal activity of the Company is investment holding and the principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 100 to 106. An analysis of the group's performance for the year by business and geographical segments is set out in note 3 to the accounts.

Dividends

The Directors recommend the payment of final dividends for 2004 of HK¢142.0 per 'A' share and HK¢28.4 per 'B' share which, together with the interim dividends paid on 5th October 2004 of HK¢58.0 per 'A' share and HK¢11.6 per 'B' share, make total dividends for the year of HK¢200.0 per 'A' share and HK¢40 per 'B' share: an increase of 49.3% over those for 2003. This represents a total distribution for the year of HK$3,062 million. Subject to the approval of the 2004 final dividends by the shareholders at the annual general meeting on 12th May 2005, it is expected that those dividends will be paid on 3rd June 2005 to shareholders registered on 12th May 2005. The share registers will be closed from 9th May 2005 to 12th May 2005, both dates inclusive.

Reserves

Movements in the reserves of the group and the Company during the year are set out in note 26 to the accounts.

Accounting policies

The principal accounting policies of the group are set out on pages 94 to 99.

The reason for a departure from the Statement of Standard Accounting Practice No. 11 (HK SSAP No. 11) laid down by the Hong Kong Institute of Certified Public Accountants is set out in principal accounting policy no. 4.

Donations

During the year, the Company and its subsidiaries made donations for charitable purposes of HK$10 million and donations towards various scholarships of HK$3.2 million.

Fixed assets

Details of movements in fixed assets are shown in note 12 to the accounts. An analysis of capital expenditure by division is shown in note 3 to the accounts.

Properties

The annual valuation of the group's property portfolio, whether complete or in the course of development, was carried out by professionally qualified executives of the group on the basis of open market value at 31st December 2004. The valuations have been recorded in the accounts of the individual companies concerned and an overall net increase of HK$14,915 million in respect of these properties is reflected in group reserves.

A schedule of the principal properties of the Company and its subsidiary, jointly controlled and associated companies is given on pages 109 to 117.

Bank and other borrowings

The bank loans and overdrafts, other borrowings, Perpetual Capital Securities and Medium Term Notes of the Company and its subsidiary companies are shown in notes 21 and 22 to the accounts.

Interest

A statement of the amount of interest capitalised by the Company and its subsidiaries is included in note 6 to the accounts.

Financial summary

A ten-year financial summary of the results and of the assets and liabilities of the group is shown on the inside front cover.

Major customers and suppliers

During the year, less than 30% of the group's sales and 30% of the group's purchases were attributable to the group's five largest customers and suppliers respectively.

Agreements for services

There were agreements for services ("Old Agreements"), in respect of which John Swire & Sons (H.K.) Limited ("JSSHK"), a wholly-owned subsidiary of John Swire & Sons Limited ("Swire"), provided to the Company and some of its subsidiary and associated companies advice and expertise of the directors and senior officers of the Swire group, full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK received annual fees calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company, where there were no agreements for services with such companies, and (B) in the case of its subsidiary and associated companies with such agreement, as 2.5% of their relevant consolidated profits before taxation and minority interests after certain adjustments. The fees for each year were payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimbursed the Swire group for all expenses incurred in the provision of the services at cost. The Old Agreements were terminated on 31st December 2004 and replaced by new agreements ("New Agreements") signed on 1st December 2004 also with JSSHK.

The New Agreements took effect from 1st January 2005 and will terminate on 31st December 2007. However they are renewable for successive periods of three years thereafter unless either party to them gives to the other notice of termination of not less than three months expiring on any 31st December.

The terms of the New Agreements are substantially the same as those of the Old Agreements. The Directors estimate that the maximum aggregate annual amount of the service fees and the costs reimbursed to the Swire group under the New Agreements (excluding those in respect of shared administrative services) will not exceed HK$252 million in the period up to 31st December 2007.

The Swire group owns approximately 29.47% of the issued capital of the Company and approximately 52.87% of its voting rights and JSSHK, a wholly-owned subsidiary of Swire, is therefore a connected person of the Company under the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The transactions under the New Agreements are continuing connected transactions under the Listing Rules, in respect of which an announcement dated 1st December 2004 was published by the Company.

As directors and employees of the Swire group, D M Turnbull, J W J Hughes-Hallett, M Cubbon, D Ho and K G Kerr are interested in both the Old Agreements and the New Agreements. Baroness Dunn and P A Johansen are also interested in these agreements as shareholders, directors and employees of Swire. Sir Adrian Swire was similarly interested but has ceased to be director and employee of Swire at the end of December 2004.

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2004 are given in note 29 to the accounts.

Connected transactions

An agreement dated 9th January 2004 ("JV Agreement") was signed by a total of 24 companies, comprising, inter alia, (i) the Company's subsidiary, Swire Beverages Limited ("SBL") and its seven jointly controlled bottling companies in the PRC (together "SBL Group"), (ii) three subsidiary and associated companies of COFCO Coca-Cola Beverages Limited ("COFCO" and together "COFCO Group"), and (iii) Coca-Cola (China) Investment Limited ("CCCIL").

Pursuant to the JV Agreement, the parties agreed to set up a foreign-invested company limited by shares in the PRC to be named Coca-Cola Bottling Manufacture Company Limited ("JV Company"), for the production, processing, distribution and sale of certain types of non-carbonated beverages ("NCB") which bear the trademarks of The Coca-Cola Company. The establishment of JV Company will bring the NCB manufacturing process and related assets in the PRC together under one company to create economies of scale and efficiency and diversify risk, thus strengthening the economic and technological cooperation between the parties in their business operations in respect of NCB and will minimise production costs.

JV Company will have a registered capital of RMB564.4 million (HK$530.54 million), to which the SBL Group will subscribe in aggregate RMB135.46 million (HK$127.33 million) for an equity interest of 24%, the COFCO Group RMB118.52 million (HK$111.4 million) for 21% and CCCIL RMB95.95 million (HK$90.19 million) for 17%. The profit or loss of the JV Company will be shared by the parties in accordance with their respective equity interest and liability is limited to their respective capital contribution.

The subscription money shall be paid by the parties within 30 days of the issue by the Ministry of Commerce ("MOC") of the certificate approving the establishment of JV Company ("the Approval Certificate"). Up to the date of this report, such approval has not been received and the subscription to JV Company has not been made. The JV Agreement shall be terminated automatically (i) if the Approval Certificate is not issued by MOC within 18 months of the submission of all necessary application documents, or (ii) if JV Company fails to obtain its business licence within 120 business days of capital contribution. If any of these circumstances occurs, any capital contributions already made shall be refunded to the parties. The application documents were submitted to MOC on 23rd March 2004.

CCCIL is a wholly-owned subsidiary of Coca-Cola South Asia Holdings Inc. ("CCSAH") which is a connected person of the Company because of its 12.5% interest in SBL. Three wholly-owned subsidiary companies of COFCO are substantial shareholders in the Company's indirect subsidiary bottling companies in the PRC with interests of over 10%. COFCO is therefore a connected person of the Swire group.

As CCCIL and the COFCO Group are associates of CCSAH and COFCO respectively as defined in the Listing Rules, they are also connected persons of the Company.

The JV Agreement was a connected transaction under the definition of the Listing Rules, in respect of which an announcement was published on 28th July 2004 by the Company.

Share capital

During the year under review and up to the date of this report, the group did not purchase, sell or redeem any of its shares.

Directors

Of the present Directors of the Company whose names are listed on pages 50 and 51, M C C Sze was appointed on 1st November 2004. All the remaining Directors served throughout the calendar year 2004 and still hold office at the date of this report. D G Eldon has tendered his resignation from the Board with effect from 11th May 2005.

The Company has received from each of its independent Non-Executive Directors listed on pages 50 and 51 confirmation of his/her independence pursuant to Listing Rule 3.13 and considers all of them to be independent.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third annual general meeting following their election by ordinary resolution. In accordance therewith, M Cubbon, Baroness Dunn and C Lee retire this year and being eligible offer themselves for re-election.

M C C Sze having been appointed to the Board under Article 91 since the last annual general meeting, also retires and offers himself for election.

No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Directors' fees paid to the independent Non-Executive Directors during the year totalled HK$1,233,400; they received no other emoluments from the Company or any of its subsidiaries.

Directors' interests

At 31st December 2004, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of the Company and its associated corporations (within the meaning of Part XV of the SFO), Cathay Pacific Airways Limited and John Swire & Sons Limited:

	Capacity				
	Beneficial Interest (Personal)	**Trust Interest**	**Total No. of Shares**	**Percentage of Issued Capital (%)**	**Remarks**
Swire Pacific Limited					
'A' shares					
P A Johansen	10,000	1,500	11,500	0.0012	See Note 1
Sir Adrian Swire	–	794,473	794,473	0.0854	See Note 2
D M Turnbull	1,266	–	1,266	0.0001	–
'B' shares					
D Ho	100,000	–	100,000	0.0033	–
P A Johansen	–	200,000	200,000	0.0067	See Note 1
C Lee	750,000	21,105,000	21,855,000	0.7265	See Note 1
Sir Adrian Swire	4,813,169	15,741,913	20,555,082	0.6844	See Note 2

Directors' interests (continued)

	Capacity					
	Beneficial Interests					
	Personal	Family	Trust Interest	Total No. of Shares	Percentage of Issued Capital (%)	Remarks
John Swire & Sons Limited						
Ordinary Shares of £1						
Baroness Dunn	8,000	–	–	8,000	0.01	See Note 3
P A Johansen	8,000	–	–	8,000	0.01	See Note 3
Sir Adrian Swire	2,292,152	2,815,062	24,565,975	29,673,189	29.67	See Note 4
8% Cum. Preference Shares of £1						
Baroness Dunn	2,400	–	–	2,400	0.01	See Note 3
Sir Adrian Swire	1,186,758	843,411	7,332,727	9,362,896	31.21	See Note 4

Notes:
1. All the Swire Pacific Limited 'A' and 'B' shares held by these Directors under "Trust Interest" are held by them as beneficiaries of trusts.
2. All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust Interest" are held by him as trustee only and he has no beneficial interest in those shares.
3. Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares in John Swire & Sons Limited held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.
4. Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust Interest", has any beneficial interest in those shares.

Included in the personal beneficial interest of Sir Adrian Swire are 18,426 Ordinary Shares and 2,453 Preference Shares held by other shareholders, including those referred to in note 3, in which he has a residual beneficial interest.

Other than as stated above, no Director or chief executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company or any of its associated corporations was a party which was of significance and in which the Director's interest was material.

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial shareholders' and other interests

The register of substantial shareholders maintained under Section 336 of the SFO shows that at 31st December 2004 the Company had been notified of the following interests in the Company's shares:

	'A' shares	Percentage of Issued 'A' shares	'B' shares	Percentage of Issued 'B' shares	Remarks
Substantial Shareholders					
John Swire & Sons Limited	40,765,128	4.38	2,012,783,265	67.01	See Note 1
Franklin Resources, Inc.	103,228,390	11.10	–	–	See Note 2
J.P. Morgan Chase & Company	119,709,281	12.87	–	–	See Note 3
Other Shareholders					
State Street Corporation	47,461,463	5.10	–	–	See Note 4
Aberdeen Asset Management Asia Limited	–	–	206,905,900	6.89	See Note 5

Notes:

1. The shares are held in the capacity of beneficial owner.
2. This notification was filed under the repealed Securities (Disclosure of Interests) Ordinance and the capacities in which they are held were not given. A subsequent notification has been received from Templeton Global Advisors Limited, which is a 100% owned subsidiary of Franklin Resources, Inc., declaring its interest in 55,761,220 'A' shares, representing 5.99% of the issued 'A' shares, held in the capacity of investment manager.
3. The shares held by J.P. Morgan Chase & Company are held in the following capacities:

Capacity	No. of Shares
Beneficial Owner	2,631,576
Investment Manager	45,452,760
Custodian Corporation/approved lending agent	71,624,945

4. These shares are held by State Street Bank & Trust Company, which is a 100% owned subsidiary of State Street Corporation, in a lending pool.
5. These shares are held in the capacity of investment manager.

The Company had not been notified of any short positions in the shares of the Company as at 31st December 2004.

At 31st December 2004, the Swire group owned directly or indirectly interests in shares of the Company representing 29.47% of the issued capital and 52.87% of the voting rights.

Auditors

PricewaterhouseCoopers retire and, being eligible, offer themselves for re-appointment. A resolution for the reappointment of PricewaterhouseCoopers as auditors of the Company is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

D M Turnbull
Chairman
Hong Kong, 10th March 2005

Corporate Social Responsibility

Swire and the Community

The Swire Pacific group recognises its operations have a social and environmental impact, but that with effective management and a responsible approach to these issues, we believe we can contribute positively to the communities in which we do business. It is committed to following business practices that are sound, ethical and sustainable. Swire continually reviews its wide range of environmental, health and safety, human resources and community relations activities, as a means to ensure a high standard of corporate social responsibility.

Environment

Swire Pacific is committed to conducting its business in a sustainable manner. The group ensures its businesses meet or exceed legal and regulatory requirements for environmental best practice in the countries where we operate.

The Swire Environmental Policy was drawn up in 1989, setting guidelines for environmental best practice. Within this framework, all Swire companies are encouraged to implement an Environmental Management System. A number of Swire companies have developed their own environmental policies to better reflect the needs of their specialist operations and several have attained ISO 14001 certification.

The group's Environment Committee, a steering committee chaired by a Board Director and made up of senior managers from around the group, meets quarterly and provides a platform for discussion among group companies on environmental issues – ensuring the integration of environmental policies within our overall business strategy. The committee sets baseline performance measures and identifies goals for continual improvement. It requires companies to monitor their environmental performance by collecting and analysing data from a centralised database, and conducts reviews to ensure these goals are met. Two task forces on Energy Conservation and Waste Management have been formed under the committee to bring together industry expertise across the group for creative collaboration on these issues.

Swire Pacific is a founder member of the Hong Kong Business Environment Council, and was recognised in the United Nations Global 500 Roll of Honour for its commitment to environmental best practice. The group was included in the 2004 annual Dow Jones Sustainability World Index (DJSWI), following similar recognition in 2001, 2002 and 2003. The DJSWI includes over 300 companies worldwide that are seen as leading their industries in terms of corporate sustainability.

Swire Pacific companies have adopted initiatives that address sustainable development issues such as greenhouse gas reduction, energy conservation, air pollution, solid waste and materials efficiency, and water conservation, a sampling of which are set out in the following sections.

Energy Conservation and Greenhouse Gas Reduction

Cathay Pacific Airways has consistently addressed the need for enhanced fuel efficiency. The airline operates one of the youngest passenger fleets in the world, with aircraft powered by quieter and more fuel-efficient new generation engines that in turn generate lower levels of carbon monoxide and unburned fuel. Between 1998 and 2004, the airline has improved fuel efficiency by 18.5% when measured in terms of traffic volume.

Swire Properties' Technical Services team is responsible for developing and monitoring energy conservation measures in developments managed by the company. Swire Properties was one of the first companies in Hong Kong to install an automatic tube cleaning system for its air-conditioning systems. A 10% saving in energy consumption was achieved when the system was implemented in TaiKoo Place two years ago. As a consequence of experience sharing through the Energy Saving Task Force, Cathay Pacific has also installed the system in its headquarters, Cathay City. Initial testing has also shown a 10% energy saving. Hong Kong Aircraft Engineering Company (HAECO) is now evaluating a quotation for a similar system for its facility at Hong Kong International Airport.

Swire Properties' latest Grade A office tower in Admiralty – Three Pacific Place – is the first building in Hong Kong to adopt the energy efficient concept of a clear external façade. This maximises penetration of natural light to reduce the need for artificial lighting. The building has been graded "Excellent" by the Hong Kong Building Environmental Assessment Method (HK-BEAM) scheme and is the fourteenth Swire Properties building assessed by and certified under HK-BEAM.

Swire Coca-Cola Hong Kong implements recycling and efficiency measures at its Shatin production plant to reduce energy consumption. These include using recycled bottle-rinsing water to cool the refrigerant in its air-conditioning systems, and employing a heat exchange system to transfer waste heat from one production line to another. The plant uses air blowers to generate low-pressure compressed air to dry bottles with less use of energy. Solar panels are now used to heat water for boilers.

Waste management services contractor Swire SITA operates two major landfill sites and has aftercare contracts on six completed sites in Hong Kong. The company has been evaluating how to use the methane gas discharged from the landfills as an energy source, and recently signed a Memorandum of Understanding with the power generation company Towngas to jointly explore the feasibility of capturing and converting gas from the WENT Landfill – one of the largest and deepest landfills in the world – for distribution to Towngas end users in Western New Territories.

Air Pollution Control

Many Swire businesses have taken steps to reduce air pollution. Operating a Government-authorised Vehicle Emission Test Centre for commercial vehicles, the HUD group's automotive division has introduced exhaust systems using advanced emissions-reducing technology that is capable of reducing particulate matter in exhausts by up to 90%. Swire SITA's fleet and heavy equipment run on ultra-low sulphur diesel, as do the ramp vehicles operated by Cathay Pacific Catering Services. Swire Properties requires its contractors to submit an Environmental Management Plan that addresses air pollution and related issues at its construction sites.

Materials Efficiency and Solid Waste Management

Swire Pacific companies actively seek to eliminate waste by practising materials efficiency. Swire Beverages has successfully reduced the quantity of packaging material it uses and now selects material better suited to recycling. Several plants have reduced the quantity of paper wrapping required for cartons. In Hong Kong, Swire Coca-Cola's successful use of thinner aluminium cans without compromising product quality has achieved a material saving of nearly 10%.

Many Swire businesses have long been engaged in reducing, treating or recycling solid waste. Swire SITA works closely with the Government's Environmental Protection Department to design long-term solid waste treatment solutions. Cathay Pacific recycles multiple resources including aircraft fuel for use in ground vehicles, aircraft tyres, paper, aluminium, plastic, used printer cartridges, floppy disks, and food scraps.

Swire Properties significantly reduces demolition and construction waste below the industry average through careful planning and design as well as extensive reuse and recycling of materials such as aluminium, steel and concrete. For example, the Swire Properties development site at 16 Westlands Road has set a new industry benchmark by minimising the proportion of waste from a demolition site going for landfill disposal to only one percent. In the construction of Cambridge House and Three Pacific Place, the use of pre-cast elements and pre-fabricated building services components significantly reduced construction waste and installation time, as well as improving building quality.

Oriental Landscapes Limited (OLL), a Swire Properties subsidiary, recently purchased a wood-shredding machine that turns waste wooden pallets into organic mulch. The machine converts 100 pallets into approximately five cubic metres of mulch, sufficient to cover 100 square metres of planting area. OLL currently collects waste pallets from Swire Coca-Cola Hong Kong and various Swire Properties centres, and applies the resulting mulch on all its existing landscaped areas.

Water Conservation

A number of Swire Pacific operations have taken measures to save on water consumption and enhance the purity of water discharged. Vogue Laundry uses a continuous batch washer, saving up to 280 tonnes of water and 60 kilos of detergent a day. HAECO uses phenol-free detergents to wash aircraft during maintenance at Hong Kong International Airport. Cathay Pacific Catering Services has installed soaking tanks in its 'ware-wash' section for inflight meal utensils, saving around 22,400 litres of water a day. At Swire Coca-Cola Hong Kong's plant in Shatin, rinsing water is stored and re-used for crate washing, floor washing, garage cleaning and car washing.

Health and Safety

The Swire Pacific group is committed to operating safely and providing a healthy, caring workplace for its employees, and to complying with appropriate legislation on Health and Safety in countries where it operates – or in accordance with its own higher standards as applicable. Swire companies provide a variety of services directly to the public, and adopting policies that minimise risk and safeguard the health and safety of all sectors of the community is an integral part of our corporate responsibilities.

Recognising that safety is a shared responsibility, the group requires companies and joint ventures under its operational control to publish and apply comprehensive health and safety policies, and to use their influence and example to promote these policies to staff, business partners and suppliers.

The health and safety policies adopted by individual companies within the group are continually reviewed and updated as specific businesses develop and continuous efforts are made to improve our performance in this area throughout our operations. Overall Swire policy on corporate safety and risk management is coordinated by the Group Risk Management Committee, chaired by a senior Director. The committee also monitors performance and compliance with EHS policies by the management of individual Swire companies and managers are encouraged to set high standards by personal example. Safety Management Systems are required to be implemented which aim to identify risks, design and promote safe working practices, provide staff with safety training, and identify nominated safety personnel. The group has also introduced worker injury risk management programmes.

Staff and Human Resources

The Swire Pacific group employs some 60,400 staff and takes steps to ensure it has a well-managed, skilled and motivated workforce. Swire Pacific is an equal opportunity employer and actively consults staff on a variety of issues. Employees throughout the group are encouraged to join staff associations to facilitate good industrial relations and effective consultation.

While the Swire Pacific group comprises a diverse range of businesses that are often run differently to one another, staff are nevertheless strongly united under a distinct Swire brand. In 2004 Swire published a booklet defining the essence of this brand as a blend of tradition and integrity with a modern, forward-looking and original outlook. Circulated amongst employees in the group, this was part of a continuing initiative to create a renewed focus on the strength of the Swire brand, and to encourage staff to live the brand's key attributes in their daily working lives.

In terms of remuneration, group companies aim to provide competitive employment packages that are regularly monitored in relation to the market. Packages offered by many group companies make use of incentive schemes with significant elements of pay related to individual and corporate performance in order to better align the interests of the group and its employees to long-term success.

Similarly, the group operates sound retirement benefit schemes that carefully address the best interests of all staff during their career with Swire and beyond. The assets of these schemes are administered by independent trustees and maintained independently. The majority of these schemes are of the defined-benefit type.

The group is widely recognised for its commitment to staff development.

In aviation, Cathay Pacific invests heavily in sophisticated management, engineering and pilot training. Its Cadet Pilot Programme has put over 100 qualified local pilots at the controls of the airline's aircraft since its inception in 1988. At HAECO, the Technical Training Department, manned by over 30 professionals, has trained staff for more than four decades. Throughout the group, management staff are provided with the opportunity to attend business education programmes at INSEAD, widely recognised among the world's top-tier business schools, at campuses in both Singapore and France. These courses are tailor-made in consultation with the group's senior management. Swire Resources, the distributor for leading sports and casual shoes and leisurewear brands, runs the Swire Retail Academy to train retail staff in customer service. Many other group companies actively invest in professional development of staff at all levels, to ensure they continually enhance their skills and contribute to the operational excellence that is a key attribute of the Swire brand.

Community Relations

Swire Pacific is committed to playing a full role as a responsible corporate citizen. A philanthropy committee chaired by a Board Director meets regularly to review charitable activities and community programmes that receive financial support as well as donations in kind in all the countries in which we operate. The committee maintains a close association with its major sponsorship projects to ensure they gain maximum long-term benefit from the group's assistance.

While Swire Pacific funds sport, the arts and many other community activities, it has long had a special interest in educational causes. The enthusiasm for education is evident in Swire Pacific's generous funding of many graduate and post-graduate scholarships in Hong Kong and overseas for students from Hong Kong, Mainland China and elsewhere in Asia. Swire was one of the earliest benefactors of the University of Hong Kong, and continues to provide substantial funding for student residences and academic facilities, along with graduate and post-graduate scholarships.

The Swire Pacific group has established educational trusts that continue to support students from around Asia studying in the UK, and has been active in sponsoring primary and secondary education in Mainland China, Taiwan and Hong Kong.

In Hong Kong, Swire has had a long association with the Taikoo Primary School, founded by the group in 1923, and today operating from a new campus completed by Swire Properties in 2003. Swire provides scholarships for students at the school as well as funding for language teachers and IT. In addition, a number of Swire staff sit on the school management committee, providing a good example of how our community involvement often goes beyond pure financial assistance. For over 10 years the group has funded a free training programme for spoken English in Hong Kong, through the Community English Language Laboratory (CELL). In Taiwan, we funded the development of the Swire European Campus, which provides education for the children of the Taipei international community.

Swire Pacific and Cathay Pacific are major sponsors in Hong Kong of the Life Education Activity Programme (LEAP), which uses mobile classrooms and specially trained staff to teach over 80,000 school children each year about healthy lifestyles and the dangers of substance abuse, including drugs, tobacco and alcohol.

Cathay Pacific's commitment to the long-term development of Hong Kong's aviation industry has an educational focus too. The airline supports the Advanced Aerospace Education Programme – a scheme offering ground theory training to young people looking to join the industry. Cathay Pacific's "I Can Fly" programme, launched in 2003, continued in the past year to encourage young people in Hong Kong to learn about aviation and to participate in community service and volunteer work under the guidance of the airline's pilots.

In addition to its educational focus, Swire Pacific seeks to assist those who are least able to help themselves. The Cathay Pacific Wheelchair Bank, originally established in 1996, continues to provide Hong Kong children suffering from neuromuscular disease with a better quality of life by funding specially adapted wheelchairs; associate Dragonair operates a similar scheme. Cathay Pacific also raises money for the United Nations Children's Fund (UNICEF) through its Change for Good Programme, which encourages passengers to donate their small change in any currency. This initiative has raised more than HK$47 million for UNICEF since 1991. The Project Orbis flying eye hospital also benefits from Swire, while HAECO and its Xiamen subsidiary, TAECO, provide the hospital with free aircraft maintenance.

Other organisations we support include the Community Chest, the Asia Society, the Hong Kong Red Cross, the Hong Chi Association, the Outward Bound Trust, the Society for the Promotion of Hospice Care and the Sunnyside Club.

The group has always responded generously to the needs of communities – and the aid organisations seeking to help them – following natural disasters. In support of victims of the devastating Indian Ocean tsunami that occurred on 26th December 2004, over HK$10 million has been raised by the group through both corporate and staff donations.

Note:
Cathay Pacific published a comprehensive Environmental Report in 2004 (www.cathaypacific.com) and Swire Properties compiled an Environmental, Health & Safety Report in the same year (www.swireproperties.com).

Financial Contents

Auditors' Report and Accounts

Auditors' Report	63
Consolidated Profit and Loss Account	64
Consolidated Balance Sheet	65
Company Balance Sheet	66
Consolidated Cash Flow Statement	67
Consolidated Statement of Changes in Equity	68
Notes to the Accounts	69
Principal Accounting Policies	94
Principal Subsidiary, Jointly Controlled and Associated Companies and Investments	100

Supplementary Information / Financial Calendar and Information for Investors

Cathay Pacific Airways Limited – Abridged Financial Statements	107
Schedule of Principal Group Properties	109
Group Structure Chart	118
Financial Calendar and Information for Investors	120

Auditors' Report

To the shareholders of Swire Pacific Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 64 to 106 which have been prepared in accordance with accounting principles generally accepted in Hong Kong, save as explained in accounting policy no. 4 on page 95.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the group as at 31st December 2004 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 10th March 2005

Consolidated Profit and Loss Account

For the year ended 31st December 2004

Note		2004 HK$M	2003 HK$M
1	**Turnover**	**18,324**	17,387
	Cost of sales	**(10,050)**	(9,805)
	Gross profit	**8,274**	7,582
	Other revenue	**160**	36
	Distribution costs	**(2,035)**	(1,850)
	Administrative expenses	**(1,012)**	(996)
	Other operating expenses	**(253)**	(187)
2	**Operating profit**	**5,134**	4,585
	Finance charges	**(970)**	(512)
	Finance income	**33**	48
6	**Net finance charges**	**(937)**	(464)
7	**Share of profits less losses of jointly controlled companies**	**1,055**	530
	Share of profits less losses of associated companies	**3,212**	1,522
	Profit before taxation	**8,464**	6,173
8	**Taxation**	**1,234**	872
	Profit after taxation	**7,230**	5,301
	Minority interests	**686**	379
9	**Profit attributable to shareholders**	**6,544**	4,922
	Dividends		
	Interim – paid	**888**	490
	Final – proposed	**2,174**	1,562
10		**3,062**	2,052
		HK¢	HK¢
11	**Earnings per share**		
	'A' shares	**427.4**	321.4
	'B' shares	**85.5**	64.3

The notes on pages 69 to 93, the principal accounting policies on pages 94 to 99, and the principal subsidiary, jointly controlled and associated companies and investments on pages 100 to 106 form part of these accounts.

Consolidated Balance Sheet

At 31st December 2004

Note		2004 HK$M	2003 HK$M
	ASSETS AND LIABILITIES		
	Non-current assets		
12	Fixed assets	**82,309**	65,473
14	Jointly controlled companies	**3,662**	4,311
15	Associated companies	**18,770**	17,677
16	Investment securities and long-term receivables	**313**	324
	Deferred expenditure	**76**	126
23	Deferred tax assets	**15**	12
24	Retirement benefit assets	**163**	154
		105,308	88,077
	Current assets		
17	Properties for sale	**874**	1,822
18	Stocks and work in progress	**1,236**	861
19	Trade and other receivables	**2,059**	2,457
	Held-to-maturity securities – unlisted	**–**	32
	Short-term deposits and bank balances	**1,500**	374
		5,669	5,546
	Current liabilities		
20	Trade and other payables	**6,180**	8,205
	Taxation	**223**	281
	Bank overdrafts and short-term loans – unsecured	**2,635**	1,885
22	Long-term loans and bonds due within one year	**11**	2,821
		9,049	13,192
	Net current liabilities	**(3,380)**	(7,646)
	Total assets less current liabilities	**101,928**	80,431
	Non-current liabilities		
21	Perpetual capital securities	**4,642**	4,642
22	Long-term loans and bonds	**2,593**	1,325
23	Deferred tax liabilities	**911**	891
	Deferred liabilities	**111**	127
24	Retirement benefit liabilities	**132**	139
		8,389	7,124
	Minority interests	**6,544**	5,231
	NET ASSETS	**86,995**	68,076
	CAPITAL AND RESERVES		
25	Share capital	**919**	919
26	Reserves	**86,076**	67,157
	SHAREHOLDERS' FUNDS	**86,995**	68,076

D M Turnbull
Clement K M Kwok
Directors
Hong Kong, 10th March 2005

The notes on pages 69 to 93, the principal accounting policies on pages 94 to 99, and the principal subsidiary, jointly controlled and associated companies and investments on pages 100 to 106 form part of these accounts.

Company Balance Sheet

At 31st December 2004

Note		2004 HK$M	2003 HK$M
	ASSETS AND LIABILITIES		
	Non-current assets		
12	Fixed assets	**244**	254
13	Subsidiary companies	**9,363**	10,821
14	Jointly controlled companies	**504**	535
15	Associated companies	**2,484**	2,243
16	Investment securities and long-term receivables	**1**	2
	Deferred expenditure	**–**	1
24	Retirement benefit assets	**92**	90
		12,688	13,946
	Current assets		
19	Trade and other receivables	**309**	166
	Short-term deposits and bank balances	**3**	3
		312	169
	Current liabilities		
20	Trade and other payables	**205**	106
	Taxation	**2**	2
22	Long-term loans and bonds due within one year	**–**	2,321
		207	2,429
	Net current assets/(liabilities)	**105**	(2,260)
	Total assets less current liabilities	**12,793**	11,686
	Non-current liabilities		
23	Deferred tax liabilities	**27**	28
	NET ASSETS	**12,766**	11,658
	CAPITAL AND RESERVES		
25	Share capital	**919**	919
26	Reserves	**11,847**	10,739
	SHAREHOLDERS' FUNDS	**12,766**	11,658

D M Turnbull

Clement K M Kwok

Directors

Hong Kong, 10th March 2005

The notes on pages 69 to 93, the principal accounting policies on pages 94 to 99, and the principal subsidiary, jointly controlled and associated companies and investments on pages 100 to 106 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended 31st December 2004

Note		2004 HK$M	2003 HK$M
	Operating activities		
30(a)	Cash generated from operations	**4,049**	5,333
	Interest paid	**(713)**	(860)
	Interest received	**33**	48
	Profits tax paid	**(552)**	(444)
		2,817	4,077
	Dividends received from jointly controlled and associated companies	**2,239**	1,563
	Net cash from operating activities	**5,056**	5,640
	Investing activities		
30(b)	Purchase of fixed assets	**(1,910)**	(1,857)
	Proceeds from fixed asset disposals	**909**	1,041
	Purchase of shareholdings in an existing subsidiary company	**–**	(2)
	Purchase of shareholdings in and loans to jointly controlled companies	**(500)**	(973)
	Purchase of shareholdings in and loans to associated companies	**(248)**	(257)
	Sale of shareholdings in and repayment of loans by jointly controlled companies	**1,515**	2,748
	Sale of shareholdings in and repayment of loans by associated companies	**48**	7
	Sale of shareholdings in and repayment of loans by investment securities	**–**	42
	Decrease in long-term receivables	**9**	–
	Deferred expenditure	**(21)**	(41)
	Net cash (used in)/generated from investing activities	**(198)**	708
	Net cash inflow before financing	**4,858**	6,348
	Financing activities		
	Loans drawn and refinancing	**3,684**	1,235
	Repayment of loans and bonds	**(4,500)**	(5,321)
30(c)		**(816)**	(4,086)
30(c)	Repayment of loans to minority interests	**(433)**	(266)
30(c)	Capital contribution from minority interest	**15**	–
	Repurchase of Company's shares	**–**	(60)
	Dividends paid		
	– to shareholders	**(2,450)**	(1,868)
	– to minority interests	**(99)**	(131)
	Net cash used in financing activities	**(3,783)**	(6,411)
	Increase/(decrease) in cash and cash equivalents	**1,075**	(63)
	Cash and cash equivalents at 1st January	**401**	464
	Currency adjustment	**10**	–
	Cash and cash equivalents at 31st December	**1,486**	401
	Represented by:		
	Unlisted held-to-maturity securities maturing within three months	**–**	32
	Bank balances and short-term deposits maturing within three months	**1,500**	374
	Bank overdrafts	**(14)**	(5)
		1,486	401

The notes on pages 69 to 93, the principal accounting policies on pages 94 to 99, and the principal subsidiary, jointly controlled and associated companies and investments on pages 100 to 106 form part of these accounts.

Consolidated Statement of Changes in Equity

For the year ended 31st December 2004

	2004 HK$M	2003 HK$M
At 1st January		
– as originally stated	**68,076**	68,947
– prior year adjustment of the Cathay Pacific group (note 26(d))	**(116)**	–
– as restated	**67,960**	68,947
Increase/(decrease) in property valuation arising during the year	**14,828**	(2,666)
Share of surplus/(deficit) on revaluation of investment properties held by jointly controlled companies	**87**	(69)
Exchange differences on cash flow hedges		
– recognised during the year	**(449)**	(617)
– deferred tax recognised	**32**	42
Revaluation surplus/(deficit) on investment securities recognised during the year	**76**	(27)
Exchange differences	**61**	(11)
Net gains/(losses) not recognised in the consolidated profit and loss account	**14,635**	(3,348)
Profit for the year	**6,544**	4,922
Revaluation surplus on investment properties		
– transferred to operating profit on disposal	**(408)**	(484)
– transferred to finance charges (note 26(e))	**500**	–
Exchange differences on cash flow hedges transferred to the profit and loss account	**178**	(41)
Goodwill reinstated		
– on disposal of subsidiary, jointly controlled and associated companies	**36**	2
– upon impairment	–	6
Dividends paid	**(2,450)**	(1,868)
Repurchase of Company's shares		
– shares repurchased and cancelled	–	(1)
– premium paid on repurchases	–	(59)
At 31st December	**86,995**	68,076

The notes on pages 69 to 93, the principal accounting policies on pages 94 to 99, and the principal subsidiary, jointly controlled and associated companies and investments on pages 100 to 106 form part of these accounts.

1. Turnover

The principal activity of the Company is investment holding. The principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 100 to 106.

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Group	
	2004 HK$M	2003 HK$M
Gross rental income	**3,975**	4,277
Sales of development properties	**2,506**	2,365
Sales of investment properties	**766**	833
Rendering of other services	**1,405**	1,351
Sales of goods	**9,672**	8,561
	18,324	17,387

2. Operating profit

	Group	
	2004 HK$M	2003 HK$M
Operating profit has been arrived at after charging:		
Cost of stocks sold	**7,768**	7,418
Cost of investment properties sold	**112**	275
Depreciation of fixed assets	**525**	532
Staff costs	**1,812**	1,767
Operating lease rentals:		
Land and buildings	**140**	113
Other equipment	**25**	19
Amortisation of deferred expenditure	**71**	113
Provision for stocks and work in progress	**4**	13
Provision for development properties	**–**	30
Impairment losses on:		
Fixed assets	**21**	–
Investment securities	**15**	–
Auditors' remuneration:		
Audit services	**9**	8
Non-audit services	**13**	5
Exchange differences	**4**	7
and after crediting:		
Gross rental income from properties	**3,975**	4,277
Less: Outgoings	**903**	934
Net rental income	**3,072**	3,343
Charter hire income	**1,297**	1,216
Profits on sale of shareholdings in jointly controlled and associated companies	**44**	–
Profit on sale of fixed assets	**685**	565

3. Segment Information

(a) Primary reporting format – business segments by division:

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group	
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit attributable to shareholders HK$M
Year ended 31st December 2004							
Property							
Property investment	4,060	2,815	(240)	22		2,597	1,949
Property trading	2,506	838		52		890	316
Interest on land premium			(459)			(459)	(379)
Sales of investment properties	766	653				653	651
Hotels				(5)	101	96	79
Write-back of provision for trading properties				350		350	299
	7,332	**4,306**	**(699)**	**419**	**101**	**4,127**	**2,915**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					2,088	2,088	1,883
Hong Kong Dragon Airlines					126	126	104
Aircraft engineering					226	226	196
Cargo handling					354	354	210
	–	**–**	**–**	**–**	**2,794**	**2,794**	**2,393**
Beverages							
Hong Kong	1,358	148				148	119
Taiwan	1,029	106	(4)			102	50
USA	2,591	231	(10)			221	122
Mainland China		(75)		232		157	124
Central costs		(30)				(30)	(30)
	4,978	**380**	**(14)**	**232**	**–**	**598**	**385**
Marine Services							
Ship repair, land engineering and harbour towage				56		56	50
Container handling				104	317	421	365
Ship owning and operating	1,297	308	(8)	33		333	326
	1,297	**308**	**(8)**	**193**	**317**	**810**	**741**
Trading & Industrial							
Car distribution	3,265	147				147	106
Shoe and apparel distribution	1,167	96	(1)	13		108	80
Waste services				101		101	86
Beverage can supply				57		57	55
Paint supply				40		40	36
Other activities	307	11	3			14	12
	4,739	**254**	**2**	**211**	**–**	**467**	**375**
Head Office	**161**	**(114)**	**(218)**	**–**	**–**	**(332)**	**(265)**
Inter-segment elimination	**(183)**						
Total	**18,324**	**5,134**	**(937)**	**1,055**	**3,212**	**8,464**	**6,544**

3. Segment Information (continued)

(a) Primary reporting format – business segments by division (continued):

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group	
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit attributable to shareholders HK$M
Year ended 31st December 2003							
Property							
Property investment	4,367	3,173	(244)	22		2,951	2,305
Property trading	2,365	243		23		266	302
Sales of investment properties	833	558				558	535
Hotels and restaurants				(18)	39	21	9
Provision for trading properties		(30)				(30)	(28)
	7,565	**3,944**	**(244)**	**27**	**39**	**3,766**	**3,123**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					696	696	521
Hong Kong Dragon Airlines					11	11	11
Aircraft engineering					186	186	156
Cargo handling					283	283	156
	–	**–**	**–**	**–**	**1,176**	**1,176**	**844**
Beverages							
Hong Kong	1,351	175	(1)			174	127
Taiwan	997	66	(7)			59	42
USA	2,607	225	(16)			209	142
Mainland China		(68)		205		137	86
Central costs		(34)				(34)	(34)
	4,955	**364**	**(24)**	**205**	**–**	**545**	**363**
Marine Services							
Ship repair, land engineering and harbour towage				36		36	23
Container handling				71	307	378	317
Ship owning and operating	1,218	309	(19)	23		313	306
	1,218	**309**	**(19)**	**130**	**307**	**727**	**646**
Trading & Industrial							
Car distribution	2,570	106				106	72
Shoe and apparel distribution	857	55	(1)	6		60	45
Waste services				101		101	84
Beverage can supply				44		44	40
Paint supply				17		17	20
Other activities	247	(36)	11			(25)	(23)
	3,674	**125**	**10**	**168**	**–**	**303**	**238**
Head Office	**147**	**(157)**	**(187)**	**–**	**–**	**(344)**	**(292)**
Inter-segment elimination	**(172)**						
Total	**17,387**	**4,585**	**(464)**	**530**	**1,522**	**6,173**	**4,922**

3. Segment Information (continued)

(a) Primary reporting format – business segments by division (continued):

Analysis of Turnover

	Turnover					
	2004			2003		
	External HK$M	**Inter-segment HK$M**	**Total HK$M**	External HK$M	Inter-segment HK$M	Total HK$M
Property						
Property investment	**4,034**	**26**	**4,060**	4,341	26	4,367
Property trading	**2,506**	**–**	**2,506**	2,365	–	2,365
Sales of investment properties	**766**	**–**	**766**	833	–	833
Beverages	**4,978**	**–**	**4,978**	4,955	–	4,955
Marine Services	**1,297**	**–**	**1,297**	1,216	2	1,218
Trading & Industrial	**4,704**	**35**	**4,739**	3,637	37	3,674
Head Office	**39**	**122**	**161**	40	107	147
Inter-segment elimination	**–**	**(183)**	**(183)**	–	(172)	(172)
	18,324	**–**	**18,324**	17,387	–	17,387

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

Analysis of total assets and total liabilities of the group

	Property		Aviation		Beverages		Marine Services		Trading & Industrial		Head Office		Group	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
Segment assets	**77,556**	62,539	**–**	–	**3,105**	3,175	**4,063**	3,603	**1,706**	1,399	**507**	408	**86,937**	71,124
Deferred tax assets	**–**	–	**–**	–	**–**	–	**1**	–	**14**	12	**–**	–	**15**	12
Jointly controlled companies	**1,770**	2,668	**39**	37	**1,070**	999	**479**	393	**304**	214	**–**	–	**3,662**	4,311
Associated companies	**959**	922	**17,219**	16,177	**–**	–	**592**	578	**–**	–	**–**	–	**18,770**	17,677
Bank deposits & securities	**1,165**	170	**–**	–	**49**	28	**130**	29	**132**	169	**117**	103	**1,593**	499
Total assets	**81,450**	66,299	**17,258**	16,214	**4,224**	4,202	**5,265**	4,603	**2,156**	1,794	**624**	511	**110,977**	93,623
Segment liabilities	**4,295**	6,758	**–**	–	**918**	790	**350**	231	**604**	527	**256**	165	**6,423**	8,471
Current and deferred tax liabilities	**824**	929	**–**	–	**205**	148	**13**	8	**59**	46	**33**	41	**1,134**	1,172
Borrowings	**9,041**	8,948	**–**	–	**669**	1,056	**1,485**	1,396	**182**	(45)	**(1,496)**	(682)	**9,881**	10,673
Total liabilities	**14,160**	16,635	**–**	–	**1,792**	1,994	**1,848**	1,635	**845**	528	**(1,207)**	(476)	**17,438**	20,316
Minority interests	**6,244**	4,971	**15**	15	**281**	241	**–**	–	**4**	4	**–**	–	**6,544**	5,231
Net assets	**61,046**	44,693	**17,243**	16,199	**2,151**	1,967	**3,417**	2,968	**1,307**	1,262	**1,831**	987	**86,995**	68,076
Borrowings comprise:														
External borrowings	**375**	610	**–**	–	**328**	596	**10**	4	**178**	19	**8,990**	9,444	**9,881**	10,673
Inter-segment borrowings*	**8,666**	8,338	**–**	–	**341**	460	**1,475**	1,392	**4**	(64)	**(10,486)**	(10,126)	**–**	–
Total	**9,041**	8,948	**–**	–	**669**	1,056	**1,485**	1,396	**182**	(45)	**(1,496)**	(682)	**9,881**	10,673

* *Exclude equity loans from head office*

3. Segment Information (continued)

(a) Primary reporting format – business segments by division (continued):

An analysis of capital expenditure and depreciation/amortisation of the group is as follows:

	Capital expenditure		Depreciation and amortisation	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Property	**1,399**	1,207	**45**	108
Beverages	**173**	183	**294**	289
Marine Services	**480**	664	**178**	169
Trading & Industrial	**25**	52	**36**	42
Head Office	**1**	–	**43**	37
	2,078	2,106	**596**	645

(b) Secondary reporting format – geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover, operating profit, segment assets and capital expenditure of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Hong Kong	**7,518**	9,480	**3,579**	3,745
Asia (excluding Hong Kong)	**4,608**	3,639	**247**	171
North America	**4,901**	3,052	**1,000**	359
Ship owning and operating	**1,297**	1,216	**308**	310
	18,324	17,387	**5,134**	4,585

	Segment assets		Capital expenditure	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Hong Kong	**77,816**	62,283	**964**	1,251
Asia (excluding Hong Kong)	**2,744**	1,897	**534**	91
North America	**2,315**	3,348	**100**	100
Ship owning and operating	**4,062**	3,596	**480**	664
	86,937	71,124	**2,078**	2,106

4. Directors' emoluments

	Cash			Non cash				
	Basic salary/ Directors' fees (note (a)) HK$'000	Bonus HK$'000	Allowances and benefits HK$'000	Retirement schemes contributions HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	Total 2004 HK$'000	Total 2003 HK$'000
Executive directors								
D M Turnbull	528	382	16	140	110	237	1,413	1,361
M Cubbon	2,364	1,417	518	629	564	2,296	7,788	7,526
D Ho	1,748	2,005	826	185	–	1,775	6,539	6,116
K G Kerr	4,224	3,768	391	946	–	2,136	11,465	13,073
M J Bell	–	–	–	–	–	–	–	408
Non-executive directors								
Baroness Dunn, DBE	–	–	–	–	–	–	–	–
J W J Hughes-Hallett	6,761	4,651	313	1,799	1,281	4,519	19,324	17,989
P A Johansen	–	–	–	–	–	–	–	–
Sir Adrian Swire	–	–	–	–	–	–	–	–
Independent non-executive directors								
D G Eldon	200	–	–	–	–	–	200	195
C K M Kwok	400	–	–	–	–	–	400	195
C Lee	400	–	–	–	–	–	400	270
M M T Yang	200	–	–	–	–	–	200	120
M C C Sze	33	–	–	–	–	–	33	–
T S Lo	–	–	–	–	–	–	–	44
Total 2004	**16,858**	**12,223**	**2,064**	**3,699**	**1,955**	**10,963**	**47,762**	**47,297**
Total 2003	14,743	11,056	1,754	5,758	1,791	12,195	–	47,297

Notes:

(a) The amounts paid to independent non-executive directors are directors' fees. Other amounts are basic salaries paid to executive directors.
(b) Bonuses paid in the year are based on the previous year's results.
(c) Emoluments for the executive directors represented the amount charged to the Company and its subsidiary companies.
(d) J W J Hughes-Hallett was an executive director until 31st December 2004 and received the emoluments in respect of his services as executive director in 2004 and 2003. No fees or emoluments have been received by the other non-executive directors.
(e) Apart from the directors' fees, the independent non-executive directors received no other emoluments from the Company or any of its subsidiary companies.

5. Senior management remuneration

Of the five highest paid individuals in the group, four (2003: four) of them are directors whose emoluments are disclosed in note 4. The remuneration of senior management, one (2003: one) of whom being one of the five highest paid individuals, is disclosed below:

	Cash			Non cash				
	Basic salary HK$'000	Bonus HK$'000	Allowances and benefits HK$'000	Retirement schemes contributions HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	Total 2004 HK$'000	Total 2003 HK$'000
C D Pratt	1,680	1,045	388	447	438	1,893	5,891	5,001
J R Slosar	2,400	1,464	351	2,853	600	1,532	9,200	6,970
	4,080	2,509	739	3,300	1,038	3,425	15,091	11,971

Notes:
(a) Bonuses paid in the year are based on the previous year's results.
(b) Remuneration for the senior management represented the amount charged to the Company and its subsidiary companies.

6. Net finance charges

	Group			
	2004		2003	
	HK$M	HK$M	HK$M	HK$M
Interest charged on:				
Bank loans and overdrafts		65		106
Other loans and bonds:				
Wholly repayable within five years	107		295	
Not wholly repayable within five years	426		424	
		533		719
Transfer from property valuation reserve (note 26(e))		500		–
Deferred into properties under development for sale:				
Subsidiary companies	(24)		(37)	
Jointly controlled companies	–		(27)	
		(24)		(64)
Capitalised on:				
Investment properties	(102)		(246)	
Vessels	(2)		(3)	
		(104)		(249)
		970		512
Interest income on:				
Short-term deposits and bank balances	(13)		(11)	
Other loans	(20)		(37)	
		(33)		(48)
		937		464

The capitalisation rate applied to funds borrowed generally and used for the development of investment properties and properties for sale is between 0.18% and 6.27% per annum (2003: 0.89% and 7.02% per annum).

7. Share of profits less losses of jointly controlled companies

The share of profits less losses of jointly controlled companies included an attributable profit of HK$350 million (2003: nil) arising from the write-back of provisions for diminution in value of trading properties. The share of the surplus on the revaluation of investment properties held by jointly controlled companies is dealt with in the group property valuation reserve as set out in note 26.

8. Taxation

The taxation charge comprises:

	Group			
	2004		2003	
	HK$M	**HK$M**	HK$M	HK$M
The Company and its subsidiary companies				
Current taxation:				
Hong Kong profits tax	**190**		330	
Overseas taxation	**491**		130	
Over-provision in respect of previous years	**(3)**		(47)	
		678		413
Deferred taxation:				
Origination and reversal of temporary differences	**18**		72	
Effect of changes in tax rates	**–**		61	
		18		133
		696		546
Jointly controlled companies				
Current taxation	**66**		77	
Deferred taxation:				
Origination and reversal of temporary differences	**83**		(67)	
Effect of changes in tax rates	**–**		(27)	
		149		(17)
Associated companies				
Current taxation	**343**		268	
Deferred taxation:				
Origination and reversal of temporary differences	**46**		20	
Effect of changes in tax rates	**–**		55	
		389		343
		1,234		872

Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

8. Taxation (continued)

The tax charge on the group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong tax rate of the Company as follows:

	Group	
	2004 HK$M	2003 HK$M
Profit before taxation	**8,464**	6,173
Calculated at a tax rate of 17.5% (2003: 17.5%)	**1,481**	1,080
Effect of different tax rates in other countries	**(50)**	(87)
Income not subject to tax	**(202)**	(149)
Expenses not deductible for tax purposes	**115**	117
Unused tax losses not recognised	**14**	74
Temporary differences not recognised	**(40)**	(117)
Utilisation of previously unrecognised tax losses	**(22)**	(26)
Recognition of previously unrecognised tax losses	**(46)**	(74)
Over-provisions in prior years	**(4)**	(12)
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**-**	89
Others	**(12)**	(23)
Tax charge	**1,234**	872

9. Profit attributable to shareholders

Of the profit attributable to shareholders, HK$3,558 million (2003: HK$2,255 million) is dealt with in the accounts of the Company.

10. Dividends

	Company	
	2004 HK$M	2003 HK$M
Interim dividend paid on 5th October 2004 of HK¢58.0 per 'A' share and HK¢11.6 per 'B' share (2003: HK¢32.0 and HK¢6.4)	**888**	490
Final proposed dividend of HK¢142.0 per 'A' share and HK¢28.4 per 'B' share (2003: HK¢102.0 and HK¢20.4)	**2,174**	1,562
	3,062	2,052

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2005.

11. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders of HK$6,544 million (2003: HK$4,922 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the year (2003: 930,477,088 'A' shares and 3,003,486,271 'B' shares).

12. Fixed assets

	Group				Company		
	Properties HK$M	Plant and machinery HK$M	Vessels HK$M	Total HK$M	Properties HK$M	Plant and machinery HK$M	Total HK$M
Cost or valuation:							
At 31st December 2003	61,699	3,979	4,657	70,335	329	31	360
Translation differences	48	62	7	117	–	–	–
Additions	1,379	228	471	2,078	–	1	1
Disposals	(729)	(237)	(99)	(1,065)	–	(1)	(1)
Investment property valuation increase during the year	15,867	–	–	15,867	–	–	–
At 31st December 2004	78,264	4,032	5,036	87,332	329	31	360
Accumulated depreciation and impairment:							
At 31st December 2003	654	2,799	1,409	4,862	82	24	106
Translation differences	8	38	2	48	–	–	–
Charge for the year	52	300	173	525	7	4	11
Impairment charge	21	–	–	21	–	–	–
Disposals	(153)	(192)	(88)	(433)	–	(1)	(1)
At 31st December 2004	582	2,945	1,496	5,023	89	27	116
Net book value:							
At 31st December 2004	77,682	1,087	3,540	82,309	240	4	244
At 31st December 2003	61,045	1,180	3,248	65,473	247	7	254

(a) Fixed assets held for deployment in operating leases at 31st December were as follows:

	Group				Company	
	2004		2003		**2004**	2003
	Properties HK$M	**Vessels HK$M**	Properties HK$M	Vessels HK$M	**Properties HK$M**	Properties HK$M
Cost	**72,912**	**4,550**	55,003	4,543	**329**	329
Less: accumulated depreciation	**89**	**1,496**	82	1,409	**89**	82
Net book value	**72,823**	**3,054**	54,921	3,134	**240**	247
Depreciation charge for the year	**7**	**173**	7	167	**7**	7

(b) Investment properties, whether completed or in the course of development, were valued on the basis of open market value at 31st December 2004 by professionally qualified executives of Swire Properties Limited who are members of the Royal Institute of Chartered Surveyors. This valuation has been incorporated in the accounts as stated in principal accounting policy no. 5.

12. Fixed assets (continued)

(c) At 31st December 2004 and 2003, none of the fixed assets were pledged as security for the group's long-term loans.

	Group				
	Investment properties		Other properties		Total
	Completed HK$M	Under development HK$M	Land HK$M	Buildings HK$M	HK$M
(d) Properties comprise:					
Cost or valuation:					
At 31st December 2003	54,674	4,565	870	1,590	61,699
Translation differences	–	–	24	24	48
Additions	202	1,160	2	15	1,379
Disposals	(502)	(1)	(150)	(76)	(729)
Transfer between categories	2,512	(2,512)	–	–	–
Valuation increase during the year	15,697	170	–	–	15,867
At 31st December 2004	72,583	3,382	746	1,553	78,264
Depreciation:					
At 31st December 2003	–	–	174	480	654
Translation differences	–	–	–	8	8
Charge for the year	–	–	9	43	52
Impairment charge	–	–	21	–	21
Disposals	–	–	(106)	(47)	(153)
At 31st December 2004	–	–	98	484	582
Net book value at 31st December 2004	72,583	3,382	648	1,069	77,682
(e) Tenure and valuation					
Held in Hong Kong:					
On medium-term lease (10 to 50 years):					
At cost less depreciation	–	–	108	447	555
On long-term lease (over 50 years):					
At cost less depreciation	–	–	128	33	161
At professional valuation 31st December 2004	72,583	2,912	–	–	75,495
Held outside Hong Kong:					
On medium-term lease (10 to 50 years):					
At cost less depreciation	–	–	4	1	5
On long-term lease (over 50 years):					
At professional valuation 31st December 2004	–	470	–	–	470
Freehold:					
At cost less depreciation	–	–	408	588	996
Net book value at 31st December 2004	72,583	3,382	648	1,069	77,682

(f) The Company's properties, with a total net book value of HK$240 million (2003: HK$247 million), include long-term and medium-term leasehold land in Hong Kong held at a net book value of HK$114 million (2003: HK$117 million) and HK$126 million (2003: HK$130 million) respectively.

13. Subsidiary companies

	Company	
	2004 HK$M	2003 HK$M
Unlisted shares at cost less provisions	**4,322**	4,335
Amounts due from subsidiary companies less provisions	**5,404**	7,127
	9,726	11,462
Amounts due to subsidiary companies	**(363)**	(641)
	9,363	10,821

The principal subsidiary companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 100 to 106.

14. Jointly controlled companies

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Unlisted shares at cost			**383**	412
Share of net liabilities, unlisted	**(845)**	(1,315)		
Unamortised goodwill on acquisition	**36**	–		
	(809)	(1,315)		
Loans due from jointly controlled companies less provisions	**9,102**	9,000	**121**	123
Loans due to jointly controlled companies	**(4,631)**	(3,374)	**–**	–
	3,662	4,311	**504**	535
Dividends received and receivable by the Company and its subsidiary companies from jointly controlled companies	**571**	452	**61**	82

The principal jointly controlled companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 100 to 106.

15. Associated companies

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Shares at cost				
– Listed in Hong Kong			**1,701**	1,460
– Unlisted			**783**	783
			2,484	2,243
Share of net assets				
– Listed in Hong Kong	**16,274**	15,321		
– Unlisted	**1,432**	1,336		
	17,706	16,657		
Unamortised goodwill on acquisition	**119**	45		
	17,825	16,702		
Loans due from associated companies less provisions	**1,095**	1,125	**–**	–
Loans due to associated companies	**(150)**	(150)	**–**	–
	18,770	17,677	**2,484**	2,243
Dividends received and receivable by the Company and its subsidiary companies from associated companies	**1,625**	1,096	**1,368**	911

15. Associated companies (continued)

(a) The market value of the shares in the listed associated companies at 31st December 2004 was HK$25,272 million (2003: HK$25,349 million).

(b) The principal associated companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 100 to 106. In addition, the abridged financial statements of Cathay Pacific Airways Limited are shown on pages 107 to 108.

16. Investment securities and long-term receivables

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Shares listed in Hong Kong	**42**	28	**–**	–
Unlisted shares	**96**	96	**–**	–
Loans advanced	**161**	177	**–**	–
Investment securities	**299**	301	**–**	–
Mortgages and other receivables	**14**	23	**1**	2
	313	324	**1**	2

17. Properties for sale

	Group	
	2004 HK$M	2003 HK$M
Completed properties for sale	**206**	291
Properties under development for sale	**668**	1,531
	874	1,822

(a) At 31st December 2004, the value of properties for sale that are carried below cost at net realisable value was HK$113 million (2003: HK$112 million).

(b) At 31st December 2004, properties for sale pledged as security for the group's long-term loans amounted to HK$670 million (2003: HK$1,364 million).

18. Stocks and work in progress

	Group	
	2004 HK$M	2003 HK$M
Goods for sale	**970**	657
Manufacturing materials	**132**	122
Production supplies	**103**	62
Work in progress	**31**	20
	1,236	861

At 31st December 2004, the value of stocks that are carried below cost at net realisable value was HK$6 million (2003: HK$14 million).

19. Trade and other receivables

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Trade debtors	**1,040**	1,642	**–**	–
Amounts due from intermediate holding company	**–**	1	**–**	–
Amounts due from fellow subsidiary companies	**–**	2	**–**	–
Amounts due from subsidiary companies	**–**	–	**112**	107
Amounts due from jointly controlled companies	**11**	14	**–**	–
Amounts due from associated companies	**66**	66	**–**	–
Other receivables	**942**	732	**197**	59
	2,059	2,457	**309**	166

At 31st December 2004, the aged analysis of trade debtors was as follows:

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Under three months	**972**	1,558	**–**	–
Between three and six months	**49**	54	**–**	–
Over six months	**19**	30	**–**	–
	1,040	1,642	**–**	–

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

20. Trade and other payables

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Trade creditors	**645**	626	**1**	3
Amounts due to intermediate holding company	**82**	65	**23**	18
Amounts due to jointly controlled companies	**20**	24	**–**	–
Amounts due to associated companies	**16**	13	**–**	–
Other payables	**5,417**	7,477	**181**	85
	6,180	8,205	**205**	106

At 31st December 2004, the aged analysis of trade creditors was as follows:

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Under three months	**638**	615	**–**	2
Between three and six months	**–**	5	**–**	–
Over six months	**7**	6	**1**	1
	645	626	**1**	3

21. Perpetual Capital Securities

The Perpetual Capital Securities, amounting to US$300 million each and bearing cumulative interest at 9.33% and 8.84% per annum, were issued by two wholly-owned subsidiaries (the "Issuers") on 23rd October 1996 and 6th May 1997 respectively. They have no scheduled maturity but are redeemable at the option of the Company or the respective Issuer either (i) at any time on or after 30th October 2006 and 13th May 2017 respectively or (ii) at any time upon amendment or imposition of certain taxes and, in any case, become due in the event of the Company's or the respective Issuer's winding up. The Perpetual Capital Securities are unconditionally and irrevocably guaranteed, on a subordinated basis, by the Company.

22. Long-term loans and bonds

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Bank loans (secured):				
Repayable between one and two years	**370**	603	**–**	–
Bank loans (unsecured):				
Repayable within one year	**11**	–	**–**	–
Repayable between one and two years	**9**	–	**–**	–
Repayable between two and five years	**214**	222	**–**	–
Other borrowings (unsecured):				
Repayable within one year	**–**	2,821	**–**	2,321
Repayable between one and two years	**500**	–	**–**	–
Repayable between two and five years	**1,300**	500	**–**	–
Repayable after five years	**200**	–	**–**	–
	2,604	4,146	**–**	2,321
Amount due within one year included under current liabilities	**(11)**	(2,821)	**–**	(2,321)
	2,593	1,325	**–**	–

Borrowings other than bank loans are repayable on various dates up to 2011 at interest rates from 0.45% to 4.0% per annum (2003: 0.66% to 8.5% per annum).

23. Deferred taxation

The movement on the net deferred tax liabilities account is as follows:

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
At 1st January	**879**	749	**28**	25
Translation differences	**(1)**	(3)	**–**	–
Charged/(credited) to profit and loss account	**18**	133	**(1)**	3
At 31st December	**896**	879	**27**	28

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through the future taxable profits are probable. The group has unrecognised tax losses of HK$966 million (2003: HK$1,087 million) to carry forward against future taxable income. These tax losses have no expiry date (2003: except for HK$13 million with expiry at various dates up to 2007).

23. Deferred taxation (continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax liabilities

	Group					
	Accelerated tax depreciation		Others		Total	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
At 1st January	**863**	737	**78**	107	**941**	844
Translation differences	**–**	1	**–**	–	**–**	1
Charged/(credited) to profit and loss account	**75**	125	**(2)**	(29)	**73**	96
At 31st December	**938**	863	**76**	78	**1,014**	941

	Company					
	Accelerated tax depreciation		Defined benefit retirement plans		Total	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
At 1st January	**12**	11	**16**	14	**28**	25
(Credited)/charged to profit and loss account	**(1)**	1	**–**	2	**(1)**	3
At 31st December	**11**	12	**16**	16	**27**	28

Deferred tax assets

	Group							
	Provisions		Tax losses		Others		Total	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
At 1st January	**51**	37	**–**	7	**11**	51	**62**	95
Translation differences	**1**	1	**–**	–	**–**	3	**1**	4
Credited/(charged) to profit and loss account	**6**	13	**53**	(7)	**(4)**	(43)	**55**	(37)
At 31st December	**58**	51	**53**	–	**7**	11	**118**	62

Deferred tax assets and liabilities are netted off when the taxes relate to the same taxation authority and where offsetting is legally enforceable. The following amounts, determined after appropriate offsetting, are shown separately on the balance sheet.

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Deferred tax assets	**(15)**	(12)	**–**	–
Deferred tax liabilities	**911**	891	**27**	28
	896	879	**27**	28

24. Retirement benefits

The group operates various retirement benefit plans providing resignation and retirement benefits to staff. Most retirement benefit plans for staff employed on expatriate terms are contributory, whilst most plans for locally-engaged employees are non-contributory. The assets of the plans are administered by independent trustees and are maintained independently of the group's finances. The majority of the plans are of the defined benefit type and contributions to such plans are made in accordance with the funding rates recommended by independent qualified actuaries to ensure that the plans will be able to meet their liabilities as they become due. The funding rates are subject to annual review and are determined by taking into consideration the difference between the market values of the plans' assets and the present value of accrued past services liabilities, on an on-going basis, as computed by actuarial valuations.

24. Retirement benefits (continued)

All new employees are offered the choice of joining the retirement benefit plans or the mandatory provident fund ("MPF") scheme. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution. Employees engaged outside Hong Kong are covered by appropriate local arrangements.

Total retirement benefit costs recognised in the profit and loss account for the year ended 31st December 2004 amounted to HK$92 million (2003: HK$114 million), including HK$10 million (2003: HK$11 million) in respect of defined contribution plans.

For financial statements purpose, defined benefit plans are valued using the projected unit credit method in accordance with HK SSAP 34. Principal plans in Hong Kong were last valued by qualified actuaries, Watson Wyatt Hong Kong Limited and HSBC Life (International) Limited as at 31st December 2003. The figures disclosed as at 31st December 2004 were estimated by Cannon Trustees Limited, the main administration manager of the group's defined benefit plans. Plans in the United States and Taiwan are valued by independent qualified actuaries in corresponding countries. In addition, the group operates a post-employment health care and life insurance benefit plan for certain retired employees in the United States, with method of accounting and frequency of valuations similar to those used for defined benefit plans.

(a) The amounts recognised in the consolidated balance sheet are as follows:

	2004			
	Group			**Company**
	Defined benefit plans HK$M	**Other post-employment benefits HK$M**	**Total HK$M**	**Defined benefit plans HK$M**
Present value of funded obligations	**1,300**	**–**	**1,300**	**36**
Fair value of plan assets	**(1,304)**	**–**	**(1,304)**	**(129)**
	(4)	**–**	**(4)**	**(93)**
Present value of unfunded obligations	**–**	**62**	**62**	**–**
Net unrecognised actuarial losses	**(64)**	**(23)**	**(87)**	**1**
Unrecognised past service costs	**(2)**	**–**	**(2)**	**–**
Net retirement benefit liabilities/(assets)	**(70)**	**39**	**(31)**	**(92)**
Represented by:				
Retirement benefit assets	**(163)**	**–**	**(163)**	**(92)**
Retirement benefit liabilities	**93**	**39**	**132**	**–**
	(70)	**39**	**(31)**	**(92)**

	2003			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
Present value of funded obligations	1,089	–	1,089	28
Fair value of plan assets	(1,123)	–	(1,123)	(115)
	(34)	–	(34)	(87)
Present value of unfunded obligations	–	83	83	–
Net unrecognised actuarial losses	(18)	(49)	(67)	(3)
Unrecognised past service costs	3	–	3	–
Net retirement benefit liabilities/(assets)	(49)	34	(15)	(90)
Represented by:				
Retirement benefit assets	(154)	–	(154)	(90)
Retirement benefit liabilities	105	34	139	–
	(49)	34	(15)	(90)

24. Retirement benefits (continued)

(b) Movements in the net retirement benefit liabilities/(assets) are as follows:

	2004			
	Group			**Company**
	Defined benefit plans HK$M	**Other post-employment benefits HK$M**	**Total HK$M**	**Defined benefit plans HK$M**
At 1st January	**(49)**	**34**	**(15)**	**(90)**
Translation differences	**6**	**–**	**6**	**–**
Contributions paid	**(102)**	**(2)**	**(104)**	**–**
Net expenses recognised in the profit and loss account	**75**	**7**	**82**	**(2)**
At 31st December	**(70)**	**39**	**(31)**	**(92)**

	2003			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
At 1st January	(40)	26	(14)	(90)
Dissolution of a subsidiary company	26	–	26	–
Contributions paid	(129)	(1)	(130)	–
Net expenses recognised in the profit and loss account	94	9	103	–
At 31st December	(49)	34	(15)	(90)

(c) Net expenses recognised in the consolidated profit and loss account are as follows:

	Group					
	2004			2003		
	Defined benefit plans HK$M	**Other post-employment benefits HK$M**	**Total HK$M**	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M
Current service cost	**89**	**2**	**91**	87	3	90
Interest cost	**56**	**3**	**59**	56	4	60
Expected return on plan assets	**(71)**	**–**	**(71)**	(57)	–	(57)
Past service costs recognised	**(1)**	**–**	**(1)**	2	–	2
Net actuarial losses recognised	**2**	**2**	**4**	6	2	8
	75	**7**	**82**	94	9	103

The above net expenses were mainly included in administrative expenses in the consolidated profit and loss account.

The actual return on defined benefit plan assets was a gain of HK$152 million (2003: HK$145 million).

24. Retirement benefits (continued)

(d) The principal actuarial assumptions used are as follows:

	2004		2003	
	Group		Group	
	Defined benefit plans %	**Other post-employment benefits %**	Defined benefit plans %	Other post-employment benefits %
Discount rate	**3.25 – 6.25**	**6.25**	3.5 – 6.25	6.25
Expected rate of return on plan assets	**2.75 – 8.25**	**N/A**	3.25 – 8	N/A
Expected rate of future salary increases	**2 – 5.5**	**N/A**	2 – 5	N/A
Expected rate of increase in cost of covered health care benefits	**N/A**	**9.0**	N/A	9.0

25. Share capital

	Company				
	'A' shares of HK$0.60 each	**'B' shares of HK$0.12 each**	**'A' shares HK$M**	**'B' shares HK$M**	**Total HK$M**
Authorised:					
At 31st December 2004 and 2003	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 31st December 2002	932,307,885	3,003,486,271	559	361	920
Less: Shares repurchased and cancelled	1,932,500	–	1	–	1
At 31st December 2004 and 2003	930,375,385	3,003,486,271	558	361	919

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

During the year, the Company did not purchase, sell or redeem any of its shares. In 2003, the Company repurchased on the stock exchange 1,932,500 'A' shares of HK$0.60 each of the Company at an aggregate consideration of HK$60 million.

26. Reserves

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Company							
At 31st December 2002	10,037	–	342	32	–	–	10,411
Profit for the year	2,255	–	–	–	–	–	2,255
Repurchase of Company's shares							
– premium paid on repurchases	(59)	–	–	–	–	–	(59)
– transfer between reserves	(1)	–	–	1	–	–	–
2002 Final dividend	(1,378)	–	–	–	–	–	(1,378)
2003 Interim dividend (note 10)	(490)	–	–	–	–	–	(490)
At 31st December 2003	10,364	–	342	33	–	–	10,739
At 31st December 2003	10,364	–	342	33	–	–	10,739
Profit for the year	3,558	–	–	–	–	–	3,558
2003 Final dividend (note 10)	(1,562)	–	–	–	–	–	(1,562)
2004 Interim dividend (note 10)	(888)	–	–	–	–	–	(888)
At 31st December 2004	11,472	–	342	33	–	–	11,847
Group							
At 31st December 2002	44,325	22,892	342	32	183	253	68,027
Profit for the year	4,922	–	–	–	–	–	4,922
Repurchase of Company's shares							
– premium paid on repurchases	(59)	–	–	–	–	–	(59)
– transfer between reserves	(1)	–	–	1	–	–	–
2002 Final dividend	(1,378)	–	–	–	–	–	(1,378)
2003 Interim dividend (note 10)	(490)	–	–	–	–	–	(490)
Goodwill reinstated							
– on disposal of subsidiary companies	2	–	–	–	–	–	2
– upon impairment	6	–	–	–	–	–	6
Decrease in property valuation arising during the year	–	(2,666)	–	–	–	–	(2,666)
Share of deficit on revaluation of investment properties held by jointly controlled companies	–	(69)	–	–	–	–	(69)
Revaluation surplus on investment properties transferred to operating profit on disposal	–	(484)	–	–	–	–	(484)
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	(617)	(617)
– deferred tax recognised	–	–	–	–	–	42	42
– transferred to the profit and loss account	–	–	–	–	–	(41)	(41)
Revaluation deficit on investment securities recognised during the year	–	–	–	–	(27)	–	(27)
Exchange differences	(11)	–	–	–	–	–	(11)
At 31st December 2003	47,316	19,673	342	33	156	(363)	67,157

26. Reserves (continued)

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Group							
At 31st December 2003							
– as originally stated	47,316	19,673	342	33	156	(363)	67,157
– prior year adjustment of the Cathay Pacific group (note (d))	(116)	–	–	–	–	–	(116)
– as restated	47,200	19,673	342	33	156	(363)	67,041
Profit for the year	6,544	–	–	–	–	–	6,544
2003 Final dividend (note 10)	(1,562)	–	–	–	–	–	(1,562)
2004 Interim dividend (note 10)	(888)	–	–	–	–	–	(888)
Goodwill reinstated on disposal of jointly controlled and associated companies	36	–	–	–	–	–	36
Increase in property valuation arising during the year	–	14,828	–	–	–	–	14,828
Share of surplus on revaluation of investment properties held by jointly controlled companies	–	87	–	–	–	–	87
Revaluation (surplus)/deficit on investment properties							
– transferred to operating profit on disposal	–	(408)	–	–	–	–	(408)
– transferred to finance charges (note (e))	–	500	–	–	–	–	500
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	(449)	(449)
– deferred tax recognised	–	–	–	–	–	32	32
– transferred to the profit and loss account	–	–	–	–	–	178	178
Revaluation surplus on investment securities recognised during the year	–	–	–	–	76	–	76
Exchange differences	61	–	–	–	–	–	61
At 31st December 2004	51,391	34,680	342	33	232	(602)	86,076

The group revenue reserve includes accumulated losses from jointly controlled companies amounting to HK$1,536 million (2003: HK$1,928 million) and retained revenue reserves from associated companies amounting to HK$14,715 million (2003: HK$14,818 million).

(a) Distributable reserves of the Company at 31st December 2004 amounted to HK$11,472 million (2003: HK$10,364 million).

(b) The revenue reserve includes HK$2,174 million (2003: HK$1,562 million) representing the proposed final dividend for the year (note 10).

26. Reserves (continued)

(c) As set out in principal accounting policy no. 4 (iv), the cash flow hedge reserve relates to exchange differences on borrowings, lease obligations, currency derivatives and related security deposits of the Cathay Pacific group which are arranged in foreign currencies such that repayment can be met by anticipated operating cash flows. Had HK SSAP 11 been adopted, there would have been no financial impact on the Swire Pacific group's assets, liabilities and cash flows. A deficit of HK$602 million (2003: HK$363 million) would have been included in the Swire Pacific group's revenue reserve rather than the cash flow hedge reserve and the Swire Pacific group's profit and loss account for the year ended 31st December 2004 would have decreased by HK$239 million (2003: HK$616 million).

(d) Details of the prior year adjustment of the Cathay Pacific group are stated in principal accounting policy no. 17.

(e) Following the Taikoo Shing land premium arbitration hearing in February 2004, the group has estimated the interest in connection with the land premium to be HK$500 million. This amount has been transferred to the profit and loss account from the property valuation reserve against which a provision of HK$4,250 million had previously been made.

27. Contingencies and commitments

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
(a) Outstanding commitments for capital expenditure at the year end:				
Contracted for but not provided for in the accounts	**2,659**	1,787	**99**	99
Authorised by Directors but not contracted for	**2,902**	138	**–**	–
(b) Outstanding commitments for capital expenditure at the year end (included in (a) above) relating to the group's interest in jointly controlled companies:				
Contracted for but not provided for in the accounts	**99**	791	**99**	99
(c) In addition, the group's share of the capital commitments of its jointly controlled companies at the year end (not included in (a) above):				
Contracted for but not provided for in the accounts	**136**	24	**–**	–
Authorised by Directors but not contracted for	**97**	212	**–**	–
(d) Guarantees have been given in respect of bank loans and other liabilities outstanding at 31st December amounting to:				
Subsidiary companies	**–**	–	**9,443**	7,552
Jointly controlled companies	**1,229**	1,210	**1,229**	1,210
Associated companies	**30**	8	**–**	–
Third parties	**157**	165	**–**	–
	1,416	1,383	**10,672**	8,762

28. Operating lease arrangements

The group acts as both lessor and lessee under operating leases. Details of the group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The group leases out land and buildings and vessels under operating leases. The leases for land and buildings typically run for a period of three to six years. The turnover-related rental income received during the year amounted to HK$103 million (2003: HK$69 million). The leases for vessels typically run for an initial period of six months to five years with an option to renew the lease after that date, at which time all terms are renegotiated.

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases receivable by the group were as follows:

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Land and buildings:				
Not later than one year	**2,573**	2,666	**9**	14
Later than one year but not later than five years	**3,933**	3,858	**3**	5
Later than five years	**435**	182	**–**	–
	6,941	6,706	**12**	19
Vessels:				
Not later than one year	**501**	294	**–**	–
Later than one year but not later than five years	**58**	32	**–**	–
	559	326	**–**	–
	7,500	7,032	**12**	19

(b) Lessee

The group leases land and buildings, vessels and other equipment under operating leases. These leases typically run for an initial period of one to nine years with an option to renew the lease after that date, at which time all terms are renegotiated. The turnover-related rentals paid during the year amounted to HK$7 million (2003: HK$6 million).

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases payable by the group were as follows:

	Group	
	2004 HK$M	2003 HK$M
Land and buildings:		
Not later than one year	**107**	91
Later than one year but not later than five years	**148**	109
Later than five years	**11**	4
	266	204
Vessels:		
Not later than one year	**8**	13
Other equipment:		
Not later than one year	**19**	18
	293	235

The Company did not have any material operating lease commitments at 31st December 2004 and 2003.

29. Related party transactions

There were agreements for services ("Old Agreements"), in respect of which John Swire & Sons (HK) Limited provided services to various companies in the group and under which costs were reimbursed and fees payable. Service fees were calculated as 2.5% (2003: 2.5%) of the relevant company's consolidated profit before tax, exceptional items and minority interests, adjusted by disregarding any profits and losses on sale of fixed assets and from jointly controlled and associated companies but adding back the dividends receivable from these companies. The Old Agreements were terminated on 31st December 2004 and replaced by the new agreements ("New Agreements") which took effect from 1st January 2005. For the year ended 31st December 2004, service fees payable amounted to HK$122 million (2003: HK$120 million). Expenses of HK$67 million (2003: HK$77 million) were reimbursed at cost; in addition, HK$138 million (2003: HK$122 million) in respect of shared administrative services were reimbursed.

(Please also refer to the Directors' Report on page 53.)

The following is a summary of other significant transactions between the group and related parties, in addition to those disclosed elsewhere in the accounts, which were carried out in the normal course of the group's business. These transactions including those under the Old Agreements were not connected transactions or continuing connected transactions which gave rise to any disclosure or other obligations under Chapter 14A of the Listing Rules.

		Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
	Notes	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
Revenue from sales of goods and rendering of services	(a)	**57**	28	**21**	18	**–**	–	**–**	–
Purchases of goods and services	(a)	**197**	210	**14**	9	**10**	10	**–**	–
Rental revenue	(b)	**5**	10	**7**	6	**7**	7	**37**	48
Interest income	(c)	**7**	18	**10**	14	**–**	–	**–**	–
Interest charges	(c)	**1**	4	**–**	–	**–**	–	**–**	–

Amounts due to and due from intermediate holding company at 31st December 2004 are disclosed in notes 19 and 20. These balances arise in the normal course of business, are non-interest-bearing and have no fixed settlement dates.

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less than those charged to/by and contracted with other third party customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Loans advanced to jointly controlled and associated companies and loans due to jointly controlled and associated companies at 31st December 2004 are disclosed in notes 14 and 15 respectively. Quasi-equity loans are non-interest-bearing whilst other loans bear interest at market rates. These loans have no fixed settlement dates.

30. Notes to the consolidated cash flow statement

	Group 2004 HK$M	Group 2003 HK$M
(a) Reconciliation of operating profit to cash generated from operations		
Operating profit	**5,134**	4,585
Depreciation of fixed assets	**525**	532
Profit on disposal of fixed assets	**(685)**	(565)
Amortisation of deferred expenditure	**71**	113
Impairment losses on:		
Fixed assets	**21**	–
Investment securities	**15**	–
Profit on sale of shareholdings in jointly controlled and associated companies	**(44)**	–
Other items	**(52)**	(28)
Operating profit before working capital changes	**4,985**	4,637
Decrease in properties for sale	**915**	676
(Increase)/decrease in stocks and work in progress	**(375)**	71
Decrease/(increase) in trade and other receivables	**476**	(727)
(Decrease)/increase in trade and other payables	**(1,952)**	676
Cash generated from operations	**4,049**	5,333
(b) Analysis of fixed assets purchased		
Investment properties	**1,196**	953
Other properties	**14**	9
Plant and machinery and vessels	**700**	895
Purchase of fixed assets	**1,910**	1,857

The above figures do not include interest capitalised on fixed assets.

(c) Analysis of changes in financing during the year

	Group			
	Loans, bonds and perpetual capital securities		Minority interests	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
At 1st January	**10,668**	14,746	**5,231**	4,861
Net cash outflow from financing	**(816)**	(4,086)	**(418)**	(266)
Minority interests in property valuation reserve	**–**	–	**1,005**	371
Minority interests' share of profits less losses	**–**	–	**686**	379
Dividends paid and payable	**–**	–	**(99)**	(113)
Other non-cash movements	**15**	8	**139**	(1)
At 31st December	**9,867**	10,668	**6,544**	5,231

31. Ultimate holding company

The ultimate holding company is John Swire & Sons Limited, a company incorporated in the United Kingdom.

1. Basis of accounting

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") with the exception of the recognition of exchange differences on certain long-term liabilities in Cathay Pacific as explained in accounting policy no. 4 below. In the view of the Directors, this departure is necessary to show a true and fair view. The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investment properties and investments in securities.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005.

The group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004, and is in the process of assessing the impact of these HKFRSs on future accounting periods.

The most significant impact identified to date relates to changes in the fair value of investment properties. Hong Kong Accounting Standard ("HKAS") 40 now requires surpluses and deficits arising on the revaluation of investment properties to be reflected in the profit and loss account for the year, rather than in the group's property valuation reserve. The new HKFRSs also require deferred taxation to be calculated, using profits tax rates, on these surpluses and deficits. For the year ended 31st December 2004 this treatment would have resulted in an increase in the group's reported profit attributable to shareholders of HK$12,381 million, representing the increase in the fair value of the group's investment property and reversal of transfers from property valuation reserve to profit and loss during the year, net of deferred taxation thereon. In addition, the calculation of deferred taxation on the cumulative amount of the group's property valuation reserve surpluses using profits tax rates would have resulted in a reduction in revenue reserve and net assets, as at 31st December 2004 and 2003, of HK$6,069 million and HK$3,443 million respectively.

The group is continuing to assess the impact of the new HKFRSs on the group's financial statements.

2. Basis of consolidation

The consolidated accounts of the group incorporate the accounts of Swire Pacific Limited and all its subsidiary companies made up to 31st December. Subsidiary companies are those entities in which the group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiary companies are included in the consolidated profit and loss account and minority interests therein are deducted from the consolidated profit after taxation. Results attributable to subsidiary company interests acquired or disposed of during the year are included from the date of acquisition or to the date of disposal as applicable.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary, jointly controlled or associated company represents the difference between the proceeds of the sale and the group's share of its net assets together with any goodwill or negative goodwill which was not previously amortised in the consolidated profit and loss account or which has previously been written off against the revenue reserve.

Minority interests in the balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

In the Company's balance sheet the investments in subsidiary companies are stated at cost less provision for any impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

3. Jointly controlled and associated companies

Jointly controlled companies are those companies held for the long term, over which the group is in a position to exercise joint control with other venturers in accordance with contractual arrangements, and where none of the participating parties has unilateral control over the economic activity of the joint venture. Associated companies are those companies, not being subsidiary companies, in which the group has a substantial long-term interest in the equity voting rights, and over which the group is in a position to exercise significant influence.

The results of jointly controlled and associated companies are accounted for by the Company on the basis of dividends received and receivable. The consolidated profit and loss account includes the group's share of results of jointly controlled and associated companies for the year. Valuation changes arising on group investment properties held in jointly controlled companies are treated in accordance with principal accounting policy no. 5 – Valuation of investment properties. In the Company's balance sheet, investments in jointly controlled and associated companies are stated at cost less provisions for any impairment losses. In the consolidated balance sheet, the investment in jointly controlled and associated companies represents the group's share of net assets and goodwill (net of accumulated amortisation) on acquisition.

4. Translation of foreign currencies

(i) Transactions in foreign currencies entered into during the year are translated at the market rates or forward contract rates ruling at the relevant transaction dates. With the exception of the Perpetual Capital Securities as set out in (iii) below, monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases, with the exception of note (iv) below, are dealt with in the profit and loss account.

(ii) The balance sheets of subsidiary, jointly controlled and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at average rate. Unrealised differences on net investments in foreign subsidiary, jointly controlled and associated companies (including intra-group balances of an equity nature) and related long-term liabilities are taken directly to reserves.

(iii) The group's two issues of Perpetual Capital Securities, which were issued by wholly-owned subsidiary companies (the "Issuers"), are denominated in US dollars and have no scheduled maturity. They are, however, redeemable at the Company's or the respective Issuer's option either (a) on or after 30th October 2006 and 13th May 2017 respectively or (b) at any time upon amendment or imposition of certain taxes and, in any case, become due in the event of the Company's or the respective Issuer's winding-up. Since it is not the present intention of the group that these Perpetual Capital Securities will be redeemed, they are valued at historical exchange rates.

(iv) In order to reduce its exposure to exchange rate fluctuations on future operating cash flows, the Cathay Pacific group arranges its borrowings and leasing obligations in foreign currencies such that repayments can be met by anticipated operating cash flows. In addition, currency derivatives are used to hedge anticipated operating cash flows. Any unrealised exchange differences on these borrowings, leasing obligations, currency derivatives and on related security deposits are recognised directly in equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss.

This accounting treatment is supported by that element of International Financial Reporting Standards ("IFRS") which deals with accounting for hedge transactions. HKAS 39 "Financial Instruments: Recognition and Measurement", which is the same as the equivalent IFRS, became effective on 1st January 2005 and replaced HK SSAP 11 which required all such exchange differences be charged to the profit and loss account immediately. Note 26 to the accounts sets out the effect had HK SSAP 11 been adopted. The Directors consider that the immediate recognition of all such exchange fluctuations of Cathay Pacific group in the profit and loss account could materially distort year on year results and have concluded that the adopted treatment gives a true and fair view of the financial position, financial performance and cash flow of the group.

5. Valuation of investment properties

Investment properties, whether complete or in the course of development, are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of the group. The valuations are on an open market basis, related to individual properties, and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuations are credited to the property valuation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited. Upon sale of a revalued investment property the revaluation surplus is transferred to operating profit.

6. Fixed assets and depreciation

Fixed assets, other than investment properties, are carried at cost less accumulated depreciation and accumulated impairment losses. Changes in the value of investment properties reflecting market conditions, depreciation and other factors are incorporated in the annual accounts on the basis set out in principal accounting policy no. 5. With the exception of land included in investment properties and freehold land, all other leasehold land is depreciated over the remaining period of the relevant lease. Other fixed assets are depreciated at rates sufficient to write off their original cost to estimated residual values over their anticipated useful lives in the following manner:

Other properties	2% to 5% per annum
Plant and machinery	7% to 34% per annum
Vessels	4% to 7% per annum

The expected useful lives and residual values of all fixed assets are regularly reviewed to take into account operational experience and changing circumstances.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

7. Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary, jointly controlled and associated companies over the group's share of the fair value ascribed to the separable net assets at the date of acquisition. Goodwill arising on or after 1st January 2001 is capitalised in the balance sheet as a separate asset or included within investment in jointly controlled and associated companies, and is amortised to the profit and loss account on a straight-line basis over its estimated useful life. Goodwill arising from acquisitions before 1st January 2001 was written off against revenue reserve. Any impairment of goodwill is recognised in the profit and loss account.

8. Investments in securities

(i) Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost adjusted for any discount or premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income or expense in the profit and loss account. Provision is made when there is a diminution in value which is considered to be other than temporary.

The carrying amounts of held-to-maturity securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account.

(ii) Investment securities

Investment securities are stated at fair value and any change in fair value is recognised in the investment revaluation reserve. On disposal, or if there is evidence that the value of the investment is impaired, the relevant cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

9. Deferred expenditure

Deferred expenditure is amortised over periods of up to ten years.

10. Stocks and work in progress

Stocks are stated at the lower of cost and net realisable value. Cost represents average unit cost and net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. Work in progress comprises direct material and labour costs and an appropriate proportion of overhead expenses less provisions for foreseeable losses.

11. Properties under development for sale

Properties under development for sale are included under current assets and comprise land at cost, construction costs, interest charges and profit taken to date, less sales instalments received and receivable and provisions for possible losses.

When a development property in Hong Kong is sold in advance of completion, profit is recognised over the course of the development and is computed each year as a proportion of the total estimated profit to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total sales proceeds. Sales proceeds due on completion are accounted for as receivables if the occupation permit has been issued and the development is substantially complete.

Where purchasers fail to pay the balance of the purchase price on completion and the company exercises its entitlement to resell the property, sales deposits received in advance of completion which are forfeited are credited to operating profit; any profits recognised up to the date of completion are written back.

When a development property in the United States is sold in advance of completion, no profit is recognised until the transaction has legally closed.

12. Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

13. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired, less bank overdrafts.

14. Borrowing costs

Interest costs incurred are charged to the profit and loss account except for those interest charges attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) which are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

15. Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

16. Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary, jointly controlled and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

17. Revenue recognition

Sales are recognised as revenue upon delivery of goods and provision of services. Revenue for properties under development for sale is recognised as set out in principal accounting policy no. 11. Rental income and interest income are recognised on an accruals basis.

Cathay Pacific group operates a frequent-flyer programme called Asia Miles ("the programme") and sells miles to participating partners in the programme. In the past, revenue earned from selling miles was recognised immediately. That portion of revenue earned from miles sold which is expected to be redeemed on Cathay Pacific group's flights is now deferred and amortised to the profit and loss account over the expected redemption period. As a result of this change, the revenue reserve as at 31st December 2003 and the profit attributable to the group in 2004 are reduced by HK$116 million and HK$27 million respectively. Comparative figures have not been restated as the impact is immaterial.

18. Related parties

Related parties are individuals and companies, including subsidiary, jointly controlled and associated companies, where the individual, company or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

19. Retirement benefits

The group operates a number of defined benefit and defined contribution retirement benefit schemes for its employees, the assets of which are generally held in separate trustee – administered funds. The schemes are generally funded by payments from the relevant group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

The group's contributions to the defined contribution schemes are charged to the profit and loss account in the period to which the contributions relate.

For defined benefit schemes, retirement benefit costs are assessed using the projected unit credit method. Under this method, the cost of providing retirement benefits is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries or the main administration manager of the plans who carry out a valuation of the plans on an annual basis. The retirement benefit obligation is either measured as the present value of the estimated future cash outflows using market yields on Exchange Fund Notes which have terms to maturity approximating the terms of the related liability or is estimated based on formulae which provide a reliable approximation of the present value calculations. Plan assets are measured at fair value. Cumulative unrecognised net actuarial gains and losses at the previous financial year end, to the extent that the amount is in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of the plan assets, are recognised during the year over the expected average remaining service lives of the employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

20. Segment reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

21. Comparative amounts

Certain comparative amounts have been reclassified to conform with the current year's presentation. The change mainly relates to a more meaningful reclassification of expenses from cost of sales and distribution costs to turnover.

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments

Showing proportion of capital owned at 31st December 2004

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Property Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Aldich Bay East Limited	100	–	100	1,000 shares of HK$1	Property investment
Cathay Limited	100	–	100	807 shares of HK$10	Property investment
Cityplaza Holdings Limited	100	–	100	100 shares of HK$10	Property investment
Coventry Estates Limited	100	–	100	4 shares of HK$10	Property investment
Festival Walk Holdings Limited	50	–	50	100,000 shares of HK$10	Property investment
	100	–	100	1 special rights redeemable preference share of HK$10	
One Queen's Road East Limited	100	–	100	2 shares of HK$1	Property investment
Oriental Landscapes Limited	100	–	100	50,000 shares of HK$10	Landscaping services
Pacific Place Holdings Limited	100	–	100	2 shares of HK$1	Property investment
Redhill Properties Limited	100	–	100	250,000 shares of HK$1	Property investment
Swire Properties Limited	100	100	–	612,036,542 shares of HK$1	Holding company
Swire Properties Projects Limited	100	–	100	2 shares of HK$1	Project management
Swire Properties Real Estate Agency Limited	100	–	100	2 shares of HK$10	Real estate agency
TaiKoo Place Holdings Limited	100	–	100	2 shares of HK$1	Property investment
Swire Properties Management Limited	100	–	100	2 shares of HK$10	Property management
Incorporated in Mainland China:					
(Sino-foreign joint venture)					
Taikoo Hui (Guangzhou) Development Co. Ltd.	97	–	97	Registered capital of RMB1,334,000,000	Property investment
Incorporated in the United States:					
Carbonell Realty Sales Inc.	100	–	100	1,000 shares of US¢1	Real estate agency
Jade at Brickell Bay Associates Ltd.	62.5	–	62.5	Florida Partnership	Property trading
Swire Pacific Holdings Inc. (see also Beverages division)	100	–	100	6,950.28 shares of US$1	Property development and manufacture and sale of non-alcoholic beverages
Swire Realty Sales Inc. (formerly known as Swire Brickell Key Realty Inc.)	100	–	100	1,000 shares of US¢1	Real estate agency
Swire Brickell Three Inc.	100	–	100	1,000 shares of US¢1	Property trading
Swire Carbonell Limited Partnership	100	–	100	Florida Partnership	Property trading
Incorporated in the British Virgin Islands:					
Swire and Island Communication Developments Limited	60	–	60	100 shares of HK$10	Property trading and investment
Jointly controlled companies:					
Incorporated in Hong Kong:					
Hareton Limited	50	–	50	100 shares of HK$10	Property trading
Newfoundworld Limited	20	–	*	200,000 shares of HK$10	Property investment
Incorporated in the United States:					
Swire Brickell Key Hotel Limited	75	–	75	Florida Partnership	Hotel investment
Incorporated in the British Virgin Islands:					
Arrowtown Assets Limited•	49	–	*	1 share of US$1	Property trading
Island Land Development Limited	50	–	50	100 shares of HK$10	Property investment

Notes:

1. This table lists the principal subsidiary, jointly controlled and associated companies of the group which, in the opinion of the Directors, materially contribute to the net income of the group or hold a material portion of the assets, or liabilities of the group. To give full details of these companies would, in the opinion of the Directors, result in particulars of excessive length.
2. Unless otherwise stated, the principal country of operation of each subsidiary is the same as its country of incorporation. The activities of shipowning and operating are international, and are not attributable to a principal country of operation.
3. *Group interest held through jointly controlled and associated companies.
4. •Companies not audited by PricewaterhouseCoopers. These companies account for approximately 22.5% of attributable net assets at 31st December 2004.

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Property Division (continued)					
Associated companies:					
Incorporated in Hong Kong:					
Queensway Hotel Limited	20	–	*	100,000 shares of HK$10	Hotel investment
Shangri-La International Hotels (Pacific Place) Limited	20	–	20	5,000 shares of HK$1	Hotel investment
Greenroll Limited•	20	–	20	45,441,000 shares of HK$10	Hotel investment
Long-term investment:					
Incorporated in Hong Kong:					
Join Resources Limited	16.7	–	16.7	10,000 shares of HK$1	Property investment
Aviation Division					
Subsidiary company:					
Incorporated in Hong Kong:					
Swire Aviation Limited	66.7	66.7	–	5,000 shares of HK$10	Investment holding
Associated companies:					
Incorporated in Hong Kong:					
Abacus Distribution Systems (Hong Kong) Limited•	24.8	–	*	15,600,000 shares of HK$1	Computerised reservation systems and related services
AHK Air Hong Kong Limited•	27.9	–	*	54,402,000 A shares of HK$1 and 36,268,000 B shares of HK$1	Cargo airline
Airline Property Limited•	46.5	–	*	2 shares of HK$10	Property investment
Airline Stores Property Limited•	46.5	–	*	2 shares of HK$10	Property investment
Airline Training Property Limited•	46.5	–	*	2 shares of HK$10	Property investment
Cathay Holidays Limited•	46.5	–	*	5,000 shares of HK$100	Travel tour operator
Cathay Pacific Airways Limited•	46.5	46.5	–	3,370,215,348 shares of HK$0.20	Operation of scheduled airline services
Cathay Pacific Catering Services (HK) Limited•	46.5	–	*	600 shares of HK$1,000	Airline catering
Cathay Pacific Loyalty Programmes Limited•	46.5	–	*	2 shares of HK$1	Travel reward programme
Global Logistics System (HK) Company Limited•	44.9	–	*	100 shares of HK$10	Computer network for interchange of air cargo related information
Goodrich Asia-Pacific Limited	22.1	–	*	9,200,000 shares of HK$1	Carbon brake machining and wheel hub overhaul
Hong Kong Aero Engine Services Limited•	20.3	–	*	20 shares of HK$10	Commercial aero engine overhaul services
Hong Kong Air Cargo Terminals Limited	24.7	–	30.0&*	600,000 shares of HK$100	Air cargo handling service
Hong Kong Aircraft Engineering Company Limited	45.0	32.3	*	166,324,850 shares of HK$1	Aircraft overhaul and maintenance
Hong Kong Airport Services Limited•	37.9	–	*	100 shares of HK$1	Provision of ground and ramp handling services
Hong Kong Dragon Airlines Limited	17.7	–	7.7&*	500,000,000 shares of HK$1	Airline
IN-Services Asia Limited	15.8	–	*	7,800,000 shares of HK$1	Aircraft component trading and repair services

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments

Showing proportion of capital owned at 31st December 2004

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Aviation Division (continued)					
Associated companies (continued):					
Incorporated in Hong Kong (continued):					
South China Aero Technology Limited	27.0	–	*	500,000 shares of HK$1	Aircraft product trading
EADS SOGERMA HAECO Services Company Limited	22.5	–	*	2,000,000 shares of HK$1	Aircraft components repairs services
Vogue Laundry Service Limited•	46.5	–	*	3,700 shares of HK$500	Laundry and dry cleaning
Incorporated in Mainland China:					
(Wholly foreign owned enterprise)					
Guangzhou Guo Tai Information Processing Company Limited•	46.5	–	*	Registered capital of HK$7,000,000	Information processing
(Sino-foreign joint ventures)					
Honeywell TAECO Aerospace (Xiamen) Company Limited	14.1	–	*	Registered capital of US$5,000,000	Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited•	10.1	–	*	Registered capital of US$5,000,000	Aircraft fuel control, flight control and electrical component repairs
Taikoo (Shandong) Aircraft Engineering Company Limited	11.9	–	*	Registered capital of RMB86,000,000	Heavy maintenance services for narrow-bodied aircraft
Taikoo (Xiamen) Aircraft Engineering Company Limited	28.8	–	*	Registered capital of US$41,500,000	Aircraft maintenance
Incorporated in Canada:					
CLS Catering Services Limited•	27.9	–	*	330,081 shares of no par value and 1,500,000 preference shares of CAD1.00	Airline catering
Incorporated in Bermuda:					
Troon Limited•	46.5	–	*	12,000 shares of US$1	Financial services
Incorporated in Isle of Man:					
Cathay Pacific Aircraft Services Limited•	46.5	–	*	10,000 shares of US$1	Aircraft acquisition facilitator
Snowdon Limited•	46.5	–	*	2 shares of GBP1	Financial services
Incorporated in Japan:					
Cathay Kansai Terminal Services Company Limited•	22.5	–	*	10,574 shares of JPY50,000	Ground handling
Incorporated in the Philippines:					
Cebu Pacific Catering Services Inc.•	18.6	–	*	12,500,000 shares of PHP1	Airline catering
Incorporated in Taiwan:					
China Pacific Catering Services Limited	22.8	–	*	146,000,000 shares of NT$10	Airline catering
Incorporated in Singapore:					
Singapore Aero Engine Services Private Limited•	4.1	–	*	Registered capital of US$54,000,000	Trent engine overhaul services
Incorporated in Vitenam:					
VN/CX Catering Services Limited	18.6	–	*	4,062,000 shares of no par value	Airline catering

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Beverages Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Beverages Holdings Limited	100	100	–	10,002 shares of HK$100	Holding company
Swire Beverages Limited	87.5	–	87.5	14,600 shares of US$500	Holding company and sale of non-alcoholic beverages
Swire Coca-Cola HK Limited	87.5	–	100	2,400,000 shares of HK$10	Manufacture of non-alcoholic beverages
Incorporated in Bermuda:					
Swire Pacific Industries Limited (operating principally in Taiwan)	100	–	100	12,000 shares of US$1	Holding company
Incorporated in British Virgin Islands:					
Swire Coca-Cola Beverages Limited (operating principally in Taiwan)	80	–	80	1,800,000,000 shares of US$0.01	Manufacture of non-alcoholic beverages
Swire Coca-Cola (S&D) Limited (operating principally in Taiwan)	80	–	80	2,000,000 shares of US$0.01	Sale of non-alcoholic beverages
Incorporated in the United States:					
Swire Pacific Holdings Inc. (see also Property division)	100	–	100	6,950.28 shares of US$1	Manufacture and sale of non-alcoholic beverages and property development
Jointly controlled companies:					
Incorporated in Mainland China:					
(Sino-foreign joint ventures)					
Hangzhou BC Foods Company Limited	44.6	–	*	Registered capital of US$20 million	Manufacture and sale of non-alcoholic beverages
Nanjing BC Foods Company Limited	44.6	–	*	Registered capital of US$19 million	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Hefei Limited	59.5	–	*	Registered capital of US$12 million	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Xiamen Limited	44.6	–	51.0	Registered capital of US$52,737,000	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Zhengzhou Limited	60.7	–	*	Registered capital of US$18 million	Manufacture and sale of non-alcoholic beverages
Swire Guangdong Coca-Cola Limited	44.6	–	51.0	Registered capital of RMB510,669,000	Manufacture and sale of non-alcoholic beverages
(Wholly foreign owned enterprises)					
Swire BCD Co. Ltd. (formerly known as BC Development Company Limited)	74.4	–	85.0	Registered capital of US$60 million	Manufacture and sale of non-alcoholic beverages
Xian BC Coca-Cola Beverages Limited	74.4	–	*	Registered capital of US$20 million	Manufacture and sale of non-alcoholic beverages
Marine Services Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Pacific Ship Management Limited•	100	–	100	1,000 shares of HK$100	Ship personnel management
Incorporated in Azerbaijan:					
Swire Pacific Offshore (Caspian) LLC	100	–	100	US$5,000	Chartering and operating vessels
Incorporated in Australia:					
Pacific Manning Company Pty Limited	100	–	100	20,000 shares of A$1	Ship personnel management
Swire Pacific Offshore Pty Limited	100	–	100	40,000 shares of A$1	Ship owning and operating

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments

Showing proportion of capital owned at 31st December 2004

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Marine Services Division (continued)					
Subsidiary companies (continued):					
Incorporated in Bermuda:					
SPO Ships Limited	100	–	100	120 shares of US$100	Ship owning and operating
Swire Pacific Offshore Holdings Limited	100	–	100	500,000 shares of US$100	Holding company
Swire Pacific Offshore Limited	100	–	100	120 shares of US$100	Management services
Incorporated in Panama:					
SPOL Diveships Corporation	100	–	100	2 shares of no par value	Ship owning and operating
SPOL Vessels Corporation	100	–	100	2 shares of no par value	Ship owning and operating
Swire Supply Vessels Corporation	100	–	100	2 shares of no par value	Ship owning and operating
Incorporated in the United Kingdom:					
Swire Pacific Offshore (North Sea) Limited	100	–	100	2 shares of £1	Management services
Incorporated in Singapore:					
Swire Pacific Offshore Services (Pte) Limited	100	–	100	500,000 shares of S$1	Management services
Swire Pacific Offshore Operations (Pte) Limited	100	–	100	500,000 shares of S$1	Shipowning and operating
Jointly controlled companies:					
Incorporated in Hong Kong:					
Hongkong United Dockyards Limited	50.0	50.0	–	7,600,000 shares of HK$10	Ship repairing and general engineering
HUD General Engineering Services Limited	50.0	–	*	420,000 shares of HK$10	General engineering services
The Hongkong Salvage & Towage Company Limited	50.0	50.0	–	2,000,000 shares of HK$10	Marine towage
Incorporated in Mainland China:					
(Wholly foreign owned enterprises)					
Shekou Container Terminals Limited•	19.3	–	17.5&*	HK$200,000,000	Container terminal operations
Shekou Container Terminals (Phase II) Co. Ltd.•	18.9	–	*	RMB608,475,000	Container terminal operations
Incorporated in British Virgin Islands:					
Expro Swire Production Limited	50.0	–	50.0	10,000 shares of US$1	Early production systems for offshore oil
Incorporated in Egypt:					
Ocean Marine Services Limited	33.3	–	33.3	16,000 shares of US$1,000	Ship owning and operating
Incorporated in Australia:					
Australian Maritime Services Pty Ltd.	27.5	–	*	1,390,000 shares of A$1 and 100 shares of A$18,664.07	Marine towage
Associated companies:					
Incorporated in Hong Kong:					
Modern Terminals Limited•	17.6	17.6	–	76,891 shares of HK$1,000	Container terminal operations
Incorporated in Malaysia:					
Bahtera Wira Sdn Bhd	48.5	–	48.5	99,000 shares of MYR1	Investment holding
Samudra Keris Sendirian Berhad	49.0	–	*	100 shares of MYR1	Ship owning
Samudra Wijaya Sendirian Berhad	49.0	–	*	100 shares of MYR1	Ship owning
Wira Swire Sendirian Berhad	20.0	–	20.0	250,000 shares of MYR1	Ship operating
Incorporated in the Philippines:					
Anscor Swire Ship Management Corporation•	25.0	–	25.0	20,000 shares of Peso 100	Ship personnel management
Incorporate in UAE:					
Swire Pacific Offshore (Dubai) LLC	49.0	–	49.0	300 shares of AED1,000	Management services

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Trading & Industrial Division – Industrial					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Duro Limited	100	–	100	38,460 shares of HK$100	Marble fabrication
Swire Industrial Limited	100	100	–	2 shares of HK$1	Holding company
Taikoo Sugar Limited	100	–	100	300,000 shares of HK$10	Packing and trading of branded food products
Jointly controlled companies:					
Incorporated in Hong Kong:					
CROWN Beverage Cans Hong Kong Limited	44.6	–	44.6	17,300,000 shares of HK$10	Beverage can trading and distribution
Far East Landfill Technologies Limited	26.5	–	*	1,000,000 ordinary shares of HK$1	Design, construction and operation of landfill
ICI Swire Paints Limited•	40.0	–	40.0	10,000 shares of HK$1	Sales of paints and provision of related services
Swire SITA Waste Services Limited	50.0	–	50.0	58,200,000 shares of HK$1	Waste management
Waylung Waste Services Limited	50.0	–	*	21,310,000 ordinary shares of HK$1	Waste management
Incorporated in Mainland China:					
(Sino-foreign joint ventures)					
CROWN Beverage Cans Beijing Limited (formerly known as Beijing Crown Can Company Limited)	41.3	–	*	Registered capital of US$27,600,000	Beverage can manufacturing
Foshan Continental Can Company Limited•	22.3	–	*	US$9,900,000	Beverage can manufacturing
Foshan Crown Easy-Opening End Company Limited	22.3	–	*	Registered capital of US$6,000,000	Beverage can manufacturing
CROWN Beverage Cans Huizhou Limited	44.1	–	*	US$24,887,000	Beverage can manufacturing
ICI Swire Paints (China) Limited•	36.0	–	36.0	HK$180 million	Paint manufacturing
CROWN Beverage Cans Shanghai Limited (formerly known as Shanghai Crown Packaging Company Limited)	26.7	–	*	Registered capital of US$19,000,000	Beverage can manufacturing
(Wholly foreign owned enterprise)					
ICI Swire Paints (Shanghai) Company Limited•	30.0	–	30.0	Registered capital of US$25,640,000	Paint manufacturing
Incorporated in Macau:					
CSR Macau-Companhia de Sistemas de Residuos, Lda	40.0	–	*	MOP10,000	Waste management
Incorporated in Vietnam:					
CROWN Beverage Cans Hanoi Limited (formerly known as Crown Vinalimex Packaging Limited)	37.4	–	*	US$24,910,000	Beverage can manufacturing

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments

Showing proportion of capital owned at 31st December 2004

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Trading & Industrial Division – Trading					
Subsidiary companies:					
Incorporated in Hong Kong:					
Beldare Motors Limited	100	–	100	10,000 shares of HK$100	Automobile distribution
Liberty Limited	100	–	100	2 shares of HK$10	Marketing, distribution and retailing of branded sports and casual footwear apparel and accessories
Liberty Motors Limited	100	–	100	2 shares of HK$10	Automobile distribution
Swire Resources Limited	100	–	100	4,010,000 shares of HK$10	Marketing, distribution and retailing of branded sports and casual footwear apparel and accessories
Taikoo Commercial Vehicles Limited	100	–	100	2,000 shares of HK$1	Automobile distribution
Yuntung Motors Limited	100	–	100	2 shares of HK$1	Automobile distribution
Incorporated in Bermuda:					
Taikoo Motors Offshore Limited	100	–	100	12,000 shares of US$1	Holding company
Incorporated in Macau:					
Swire Resources (Macau) Limited	100	–	100	Authorised share capital of MOP25,000	Marketing, distribution and retailing of branded sports and casual footwear apparel and accessories
Incorporated in Taiwan:					
Beldare Limited	100	–	100	80,000 shares of NT$1,000	Automobile distribution
Jointly controlled companies:					
Incorporated in Hong Kong:					
Intermarket Agencies (Far East) Limited	70.0	–	70.0	10 shares of HK$100	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Reebok Hong Kong Limited	66.7	–	66.7	15,000 shares of HK$1	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Others					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Finance Limited	100	100	–	1,000 shares of HK$10	Financial services
Incorporated in the Cayman Islands:					
Swire Pacific Capital Limited	100	100	–	10 shares of US$1	Financial services
Swire Pacific Offshore Financing Limited	100	100	–	10 shares of US¢1	Financial services
Swire Pacific MTN Financing Limited	100	100	–	1 share of US$1	Financial services
Incorporated in Isle of Man:					
Spaciom Limited	100	100	–	650,000 shares of HK$1	Insurance underwriting
Jointly controlled companies:					
Incorporated in Mainland China:					
Shanghai Eastern Airlines Swire Investment Co. Limited	50.0	–	50.0	US$30 million	Non-airline aviation service
Incorporated in Taiwan:					
China Pacific Laundry Services Limited•	45.0	–	45.0	25,000,000 shares of NT$10	Laundry services

To provide shareholders with information on the results and financial position of the group's significant listed associated company, Cathay Pacific Airways Limited, the following is a summary of its audited consolidated profit and loss account for the year ended 31st December 2004 and consolidated balance sheet as at 31st December 2004.

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Profit and Loss Account

for the year ended 31st December 2004

	2004 HK$M	2003 HK$M
Turnover	**39,065**	29,578
Operating expenses	**(33,818)**	(27,353)
Operating profit	**5,247**	2,225
Finance charges	**(1,628)**	(1,807)
Finance income	**1,045**	1,187
Net finance charges	**(583)**	(620)
Share of profits of associated companies	**356**	151
Profit before taxation	**5,020**	1,756
Taxation	**504**	409
Profit after taxation	**4,516**	1,347
Minority interests	**99**	44
Profit attributable to shareholders	**4,417**	1,303
Dividends		
Interim – paid	**674**	100
Final – proposed	**1,517**	572
Special – paid	**–**	943
	2,191	1,615
	HK¢	HK¢
Basic earnings per share	**131.4**	39.0
Diluted earnings per share (Note 1)	**130.7**	38.8

Notes:

1. Cathay Pacific Airways adopted a share option scheme on 10th March 1999 whereby certain flight deck crew of the Cathay Pacific group were granted options to subscribe for a total of 68,327,000 shares at a price of HK$7.47 per share. During the year, 26,700,300 shares were subscribed for through the exercise of such share options. Diluted earnings per share are calculated to adjust for the effects of the remaining share options not yet exercised.
2. The Cathay Pacific group has restated goodwill previously written off against reserves retrospectively in accordance with HK SSAP 30 in 2000. Since the Swire Pacific group has adopted the transitional provisions in HK SSAP 30 whereby all goodwill arising before 1st January 2001 was not restated, adjustments have been made in the accounts of Swire Pacific to increase the share of profit and to reduce the share of net assets of the associated company by HK$5 million and HK$46 million (2003: HK$5 million and HK$50 million) respectively, being the difference in the treatment of goodwill.

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Balance Sheet

At 31st December 2004

	2004 HK$M	2003 HK$M
ASSETS AND LIABILITIES		
Non-current assets		
Fixed assets	**51,808**	51,357
Intangible assets	**348**	405
Investments in associated companies	**1,743**	1,661
Other long-term receivables and investments	**4,076**	1,263
	57,975	54,686
Current assets		
Stock	**524**	398
Trade and other receivables	**5,311**	4,753
Liquid funds	**11,474**	15,200
	17,309	20,351
Current liabilities		
Current portion of long-term liabilities	**7,096**	6,754
Related pledged security deposits	**(2,127)**	(1,875)
Net current portion of long-term liabilities	**4,969**	4,879
Trade and other payables	**7,163**	5,543
Unearned transportation revenues	**3,622**	2,839
Taxation	**1,497**	1,259
	17,251	14,520
Net current assets	**58**	5,831
Total assets less current liabilities	**58,033**	60,517
Non-current liabilities		
Long-term liabilities	**27,698**	33,022
Related pledged security deposits	**(10,036)**	(11,604)
Net long-term liabilities	**17,662**	21,418
Retirement benefit obligations	**102**	181
Deferred taxation	**7,280**	7,762
	25,044	29,361
Minority interests	**134**	104
NET ASSETS	**32,855**	31,052
CAPITAL AND RESERVES		
Share capital	**674**	669
Reserves	**32,181**	30,383
SHAREHOLDERS' FUNDS	**32,855**	31,052

Contingencies

(a) Cathay Pacific Airways has under certain circumstances undertaken to maintain specified rates of return within the Cathay Pacific group's leasing arrangements. The Directors of Cathay Pacific Airways do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(b) At 31st December 2004, contingent liabilities existed in respect of guarantees given by the Cathay Pacific group on behalf of associated companies and staff relating to bank loans and other liabilities of up to HK$435 million (2003: HK$439 million).

(c) Cathay Pacific Airways files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

Schedule of Principal Group Properties

At 31st December 2004

	Gross floor areas in square feet						
	Hong Kong		China	U.S.A.		Totals	
	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through subsidiaries and other companies
Completed investment properties							
Commercial	9,864,904	275,390	–	–	–	9,864,904	10,140,294
Techno-centres	1,810,829	–	–	–	–	1,810,829	1,810,829
Residential	690,231	–	–	–	–	690,231	690,231
Hotels	–	334,349	–	–	258,750	–	593,099
	12,365,964	609,739	–	–	258,750	12,365,964	13,234,453
Investment properties under development							
Commercial	2,577,413	–	2,884,835	–	–	5,462,248	5,462,248
Residential	–	–	–	–	–	–	–
Hotel	–	47,361	856,291	–	–	856,291	903,652
	2,577,413	47,361	3,741,126	–	–	6,318,539	6,365,900
Property developments for sale							
Commercial	42,366	28,943	–	–	–	42,366	71,309
Industrial	–	191,250	–	–	–	–	191,250
Residential	4,901	11,104	–	1,336,200	–	1,341,101	1,352,205
	47,267	231,297	–	1,336,200	–	1,383,467	1,614,764
	14,990,644	888,397	3,741,126	1,336,200	258,750	20,067,970	21,215,117

Notes:

1. All properties held through subsidiary companies are wholly owned except for Festival Walk (50%), Island Place (60%), Sunningdale (80%) and Taikoo Hui (97%). The above summary table includes the floor areas of these 4 majority owned properties in total.
2. "Other companies" comprise jointly controlled and associated companies. The floor areas of properties held through such companies are shown on an attributable basis.
3. Gross floor areas exclude carpark spaces; over 7,500 completed carpark spaces in Hong Kong are held by subsidiaries for investment.
4. Holdings in Hong Kong developments for sale in Fanling and Yuen Long are excluded from the above table.
5. In addition, the group owns a 10% attributable interest in a 1.15 million square foot commercial development in Shanghai, which was completed in 2000.
6. When a Hong Kong property is held under a renewable lease, the expiry date of the renewal period is shown.
7. All properties in the United States are freehold.

Schedule of Principal Group Properties

At 31st December 2004

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
1. Pacific Place, 88 Queensway, Central							
One Pacific Place	IL 8571 (part)	2135	115,066 (part)	863,266	–	1988	Office building.
Two Pacific Place	IL 8582 & Ext. (part)	2047	203,223 (part)	695,510	–	1990	Office building.
The Mall at Pacific Place	IL 8571/IL 8582 & Ext. (part)	2135/ 2047	318,289 (part)	711,182	508	1988/ 90	Shopping centre with restaurants and a four-screen cinema. Access to Admiralty MTR station. Pacific Place also comprises service apartments and hotels, details of which are given in the Residential and Hotel categories below.
2. Three Pacific Place, One Queen's Road East	IL 47A sA RP IL 47A sB RP IL 47A sC RP IL 47B sC RP IL 47A RP IL 47C sA ss1 RP IL 47C sA RP IL 47B sA RP IL 47B sB RP IL 47B RP IL 47A sB ss2 IL 47A sD IL 47B sD IL 47C RP IL 47D RP IL 47D sA RP IL 47 sA ss1 IL 47 sA RP IL 47 sB ss1 & RP IL 47 sC ss1 & ss2 sA & ss2 RP & ss3 sA & ss3 RP & ss4 & ss5 & ss6 sA & ss6 RP & ss7 RP & RP IL 47sP IL 47RP IL47 sC ss5 Ext. IL47 sC ss1 Ext.	2050-2852	40,236	621,540 (Phase 1)	111	2004 2006	Single office building. Phase 1: Completed. Phase 2: Superstructure in progress. On completion the gross floor area will be increased to 627,368 square feet.
3. Festival Walk, Yau Yat Tsuen	NKIL 6181	2047	222,382	1,213,518	830	1998	Comprises a 981,303 square foot shopping centre, including ice-skating rink and cinemas, 232,215 square feet of office space and a transport terminus linked to Kowloon Tong MTR/ KCR station. Floor areas quoted represent the whole development of which the group owns 50%.

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
4. Cityplaza, Taikoo Shing	QBML 2 & Ext. sK ss5 QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	334,475 (part)	1,105,177	834	1982/ 87/97/ 2000	Shopping centre with restaurants, ice-skating rink, cinema and access to TaiKoo MTR station.
5. Cityplaza One, Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	146,184 (part)	642,191	–	1997	Office building over part of Cityplaza shopping centre.
6. Cityplaza Three, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	33,730	447,709	10	1992	Office building linked by footbridge to Cityplaza.
7. Cityplaza Four, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	41,864	556,427	–	1991	Office building linked by footbridge to Cityplaza.
8. Commercial areas in Stages I – X of Taikoo Shing	SML 1 sA ss1, SML 1 sA RP SML 1 sB, SML 2 sC RP SML 2 sCss2 SML 2 sD, SML 2 RP QBML 2 & Ext. sJ ss1 QBML 2 & Ext. sJ ss3 QBML 2 & Ext. sL QBML 2 & Ext. sN QBML 2 & Ext. sQ ss4 & ss5 QBML 2 & Ext. sQ ss2 sC QBML 2 & Ext. sS ss1 QBML 2 & Ext. sH ss1 QBML 2 & Ext. sH ss3 sA QBML 2 & Ext. sK ss3 sA QBML 2 & Ext. sU ss1 QBML 2 & Ext. sK ss3 RP QBML 2 & Ext. sK ss4sA&RP QBML 2 & Ext. sT ss1 & RP QBML 2 & Ext. sU RP QBML 2 & Ext. sK ss9 & ss10 & ss11 & ss13 & ss16 (part)	2081/ 2899	–	331,079	3,826	1976-85	Neighbourhood shops, schools and carpark spaces.
9. Devon House, TaiKoo Place	QBML 1 sF ss1 QBML 1 sF RP ML 703 sN QBML 1 sE ss2 (part)	2881	70,414 (part)	803,448	311	1993	Office building linked to Quarry Bay MTR station by a footbridge.
10. Dorset House, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	609,540	215	1994	Office building linked to Devon House.

Schedule of Principal Group Properties

At 31st December 2004

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
11. Lincoln House, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	333,350	164	1998	Office building linked to Dorset House.
12. Oxford House, TaiKoo Place	QBML 1 sC ss4 QBML 1 sC ss7 (part) QBML 2 & Ext. sD	2881	33,434	501,249	182	1999	Office building linked to Somerset House.
13. Cambridge House, TaiKoo Place	QBML 1 sE ss2 QBML 1 sF ss1 QBML 1 sF RP ML 703 sN (part)	2881	70,414	268,793	–	2003	Office building linked to Devon House.
14. Island Place, 500 King's Road, North Point	IL 8849	2047	106,498 (part)	150,167	288	1996	Floor area shown represents the whole shopping centre podium of which the group owns 60%.
15. StarCrest, 9 Star Street, Wanchai	IL 8853	2047	40,871	10,758	83	1999	Floor area shown represents the whole of the retail area including 83 carparks retained by the group.
	Total held through subsidiaries			**9,864,904**	**7,362**		
16. 625 King's Road, North Point	IL 7550	2108	20,000	301,062	84	1998	Office building. Floor area shown represents the whole of which the group owns 50%.
17. Citygate (Site 2), Tung Chung, Lantau	TCTL 2	2047	358,557 (part)	624,294	1,095	1999/ 2000	A 161,446 square foot office tower above 462,848 square foot shopping centre. Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Sites 1 and 3 included on Page 115)
	Held through jointly controlled companies			**925,356**	**1,179**		
	– of which attributable to the group			**275,390**			
Techno-centres							
18. TaiKoo Place		2881	238,582 (part)		292		Data centres/offices/logistics warehousing.
Warwick House	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1			552,537		1979	
Cornwall House	QBML 1 sT ss2, QBML 1 sT RP QBML 1 sU, QBML 1 sW			334,936		1984	Floor area excludes 8 floors owned by Government.
Somerset House	QBML 1 RP (part)			923,356		1988	
	Total held through subsidiaries			**1,810,829**	**292**		

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Residential							
19. The Albany, 1 Albany Road, Mid-Levels	IL 8638	2047	41,732	30,654		1989	Total 84 units. Floor area shown represents 13 remaining unsold apartments.
20. The Atrium, Pacific Place, 88 Queensway, Central	IL 8571 (part)	2135	115,066 (part)	173,999		1988	136 service suites above the JW Marriott Hotel.
21. Parkside, Pacific Place, 88 Queensway, Central	IL 8582 & Ext. (part)	2047	203,223 (part)	443,075		1990	243 service suites within the Conrad Hong Kong Hotel tower.
22. Rocky Bank, 6 Deep Water Bay Road	RBL 613 RP	2099	28,197	14,768		1981	Three pairs of semi-detached houses.
23. 36 Island Road, Deep Water Bay	RBL 507 & Ext.	2097	20,733	5,773		1980	Two detached houses.
24. 26 Severn Road, 28 Severn Road, The Peak	RBL 127 RBL 99	2049 2049	11,351 11,370	5,900 5,900		Pre-war Pre-war	One semi-detached house on each site.
25. Fairwinds, 29-31 Tung Tau Wan Road, Stanley	RBL 655 RBL 658	2100	13,548	10,162		1998	One pair of semi-detached houses on each site.
	Total held through subsidiaries			**690,231**			
Hotels Pacific Place, 88 Queensway, Central 1. JW Marriott Hotel	IL 8571 (part)	2135	115,066 (part)	525,904		1989	602 room hotel, in which the group owns a 20% interest.
2. Conrad Hong Kong Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	540,115		1990	513 room hotel, in which the group owns a 20% interest.
3. Island Shangri-La Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	605,728		1991	565 room hotel, in which the group owns a 20% interest.
	Total held through associates			**1,671,747**			
	– of which attributable to the group			**334,349**			

Schedule of Principal Group Properties

At 31st December 2004

Investment properties under development in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Cityplaza Two, Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	146,184 (part)	Commercial	610,722	–	Vacant Site	On Hold	34-storey office building.
2. Cityplaza One (Phase 2), Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP(part)	2899	146,184 (part)	Commercial	446,107	–	–	On Hold	16-storey vertical extension to the existing Cityplaza One office building.
3. 16 Westlands Road, TaiKoo Place	QBML 1 sC ss5 QBML 1 sC ss6 QBML 2 & Ext. sF QBML 2 & Ext. sG QBML 2 & Ext. sH ss6 sB RP QBML 2 & Ext. sH RP QBML 2 & Ext. RP QBIL 15 sD	2881/ 2899	109,929	Commercial	1,513,576	–	Foundation in progress	2008	Floor area shown represents proposed single office tower.
4. 23-29 Wing Fung Street, Wanchai	IL526 SA ss1 sB RP IL526 SA ss1 sB ss1 IL526 SA ss2 IL526 SA ss3	2856	2,396	Retail	7,008	–	Demolition work completed	2006	Floor area shown represents 3-storey retail podium.
	Total held through subsidiaries				**2,577,413**				
5. Citygate (Site 2 North), Tung Chung, Lantau	TCTL 2	2047	358,557 (part)	Hotel	236,806	29	Superstructure in progress	2005	Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Site 1, part of Site 2 and Site 3 included on Pages 112 and 115)
	Total held through jointly controlled company				**236,806**	**29**			
	– of which attributable to the group				**47,361**				

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Island Place Tower, 510 King's Road, North Point	IL 8849	2047	106,498 (part)	Office	38,863	–	Completed	1997	Floor area shown represents 2 unsold office floors at year-end, of which the group owns 60%.
2. Sunningdale, 193 Sai Yee Street, Mongkok	KIL 2306 RP, KIL 3869 RP, KIL 3868 RP, KIL 3870 RP	2080	4,064	Residential Retail	4,102 3,503	5	Completed	1997	Comprises 44 flats plus 3,503 square feet of retail. Floor areas shown represent 6 unsold flats and 1 unsold shop at year-end of which the group owns 80%.
3. The Orchards, Greig Road, Quarry Bay	IL 8397 RP	2125	61,505	Residential	799	4	Completed	2003	Comprises 442 flats. Floor area shown represents 1 unsold unit.
	Total held through subsidiaries				**47,267**	**9**			
4. MTRC Tung Chung (Package 1) Lantau									
– Tung Chung Crescent (Site 1)	TCTL 1	2047	331,658	Residential Retail	1,744 34,983	507	Completed	1998 and 1999	Floor areas shown represent 1 unsold flat and retail space.
– Seaview Crescent (Site 3)	TCTL 3	2047	230,348	Retail	30,617	297	Completed	2002	Comprises 1,536 flats and retail space. Floor areas shown represent unsold retail space. Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Site 2 included on Pages 112 and 114)
5. Ocean Shores, Tseung Kwan O	TKOTL55	2047	539,756	Residential Retail	21,949 32,292	265 30	Completed	2000-03	Comprises 5,728 flats. Floor areas shown represent 16 unsold flats in Phase 1, 4 unsold flats in Phase 2, and 10 unsold flats in Phase 3 of which the group owns 49%.
6. 8-10 Wong Chuk Hang Road, Aberdeen	AIL 338 AIL 339	2119 2120	25,500	Industrial	382,500	39	Foundation completed	On hold	Floor area shown represents the whole development of which the group owns 50%.
	Total held through jointly controlled companies				**504,085**	**1,138**			
	– of which attributable to the group				**231,297**				

Schedule of Principal Group Properties

At 31st December 2004

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
Other holdings									
7. Belair Monte, Fanling	FSSTL 126	2047	223,674	Retail	67,083	–	Completed	1998	Residential content comprising 1,680 units has all been sold. Floor area shown represents the whole of the retail area including 17 carparks of which the group owns 8%.
8. Greenfields, Fung Kam Street, Yuen Long	YLTL 463	2047	63,389	Residential	953	31	Completed	1998	Comprises 480 units. Floor area shown represents 1 unsold flat of which the group owns 7%.
					68,036	**31**			
	– Attributable holding				**5,433**				

Investment properties under development in China	Address	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Taikoo Hui	North of Tianhe Road and west of Tianhe Dong Road Tianhe District	2051	526,936	Retail Office Hotel	1,144,505 1,740,330 856,291	1,092	Excavation and site formation in progress	2008	Gross floor area is based on January 2004 approved Master Layout Plan. A cultural centre of 530,428 square feet to be built and handed back to Guangzhou Government upon completion. Floor area shown represents the whole development of which the group owns 97%.
	Total held through subsidiaries				**3,741,126**	**1,092**			

Completed Investment properties in the United States	Site area in square feet	Use	Gross floor area in square feet	Completion date	Remarks
Hotel					
1. Mandarin Oriental, South Brickell Key, Miami, Florida	124,000	Hotel	345,000	2000	329 room hotel in central Miami, in which the group has a 75% interest.
	Held through jointly controlled company		**345,000**		
	– of which attributable to the group		**258,750**		

Properties developments for sale in the United States	Site area in square feet	Use	Gross floor area in square feet	Completion date	Remarks
2. Jade Residences, 1331 Brickell Bay Drive, Miami, Florida	111,905	Residential	32,800	2004	49-storey residential condominium tower comprising 338 units with 7-storey parking garage located in central Miami, in which the group has a 62.5% interest. In December 2004, 321 units were handed over to purchasers. Floor area shown represents 17 remaining units.
3. The Carbonell, 901 Brickell Key, Miami, Florida	108,029	Residential	561,600	2005	40-storey residential condominium tower comprising 284 units with 7-storey parking garage located in central Miami. Condominium tower currently under construction.
4. Asia, 900 Brickell Key, Miami, Florida	173,531	Residential	320,000	2007	32-storey residential condominium tower comprising 123 units with 5-storey parking garage. Construction to start early in 2005.
5. South Brickell Key, Miami, Florida	106,868	Residential	421,800	–	Development site in central Miami acquired in January 1997 along with Mandarin Oriental site. Plans for condominium tower currently under review.
	Total held through subsidiaries		**1,336,200**		

Group Structure Chart



SWIRE PACIFIC LIMITED
Property Division
Aviation Division
Beverages Division
100
Swire Properties Ltd
100
Swire Properties Inc (USA)
46.5
Cathay Pacific Airways Ltd
20
Hong Kong Air Cargo Terminals Ltd
10
21.6
7.7
Hong Kong Dragon Airlines Ltd
30
32.3
Hong Kong Aircraft Engineering Co Ltd
27.5
70
Hong Kong Airport Services Ltd
49
Goodrich Asia-Pacific Limited
60
AHK Air Hong Kong Ltd
50
EADS SOGERMA HAECO Services Co Ltd
48.5
Cathay Kansai Terminal Services Co Ltd
60
South China Aero Technology Ltd
100
Vogue Laundry Service Ltd
35
IN-Services Asia Ltd
100
Cathay Pacific Catering Services Division
45
Hong Kong Aero Engine Services Ltd
Cathay Pacific Catering Services (HK) Ltd
100
20
Singapore Aero Engine Services Pte Ltd
VN/CX Catering Services Ltd
40
54.6
Taikoo (Xiamen) Aircraft Engineering Co Ltd
9.1
CLS Catering Services Ltd
60
25
Honeywell TAECO Aerospace (Xiamen) Co Ltd
10
China Pacific Laundry Services Ltd
45
20
Taikoo (Shandong) Aircraft Engineering Co Ltd
10
Goodrich TAECO Aeronautical Systems (Xiamen) Co Ltd
35
100
Swire Beverages Holdings Ltd
87.5
Swire Beverages Ltd
100
Swire Coca-Cola HK Ltd
51
Swire Guangdong Coca-Cola Ltd
Swire Coca-Cola Beverages Xiamen Ltd
51
Swire BCD Co Ltd
85
60
Nanjing BC Foods Co Ltd
60
Hangzhou BC Foods Co Ltd
100
Xian BC Coca-Cola Beverages Ltd
81.6
Swire Coca-Cola Beverages Zhengzhou Ltd
80
Swire Coca-Cola Beverages Hefei Ltd
100
Swire Coca-Cola, USA
80
Swire Coca-Cola Beverages Ltd Taiwan Branch
80
Swire Coca-Cola (S&D) Ltd Taiwan Branch
Publicly Quoted
Hong Kong
Japan
Macau
Mainland China
North America
Singapore
Taiwan
Vietnam


Marine Services Division
100
Swire Pacific Offshore
50
Expro Swire Production Ltd
100
Swire Pacific Ship Management Ltd
17.6
Modern Terminals Ltd
17.5
Shekou Container Terminals Ltd
10
17.2
Shekou Container Terminals (Phase II) Co Ltd
9.8
50
Hongkong United Dockyards Ltd
100
Hongkong Salvage & Towage
Trading & Industrial Division
Trading
100
Swire Resources Ltd
66.7
Reebok Hong Kong Ltd
70
Intermarket Agencies (Far East) Ltd
100
Swire Resources (Macau) Ltd
100
Taikoo Motors Offshore Ltd Taiwan Branch
100
Yuntung Motors Ltd
100
Beldare Motors Ltd
100
Liberty Motors Ltd
Industrial
100
Taikoo Sugar Ltd
100
Swire Duro Ltd
40
ICI Swire Paints Ltd
36
ICI Swire Paints (China) Ltd
30
ICI Swire Paints (Shanghai) Ltd
50
Swire SITA Waste Services Ltd
53
Far East Landfill Technologies Ltd
37.4
CROWN Beverage Cans Hanoi Ltd
CROWN Beverage Cans Hong Kong Ltd
44.6
50
Foshan Continental Can Co Ltd
60
CROWN Beverage Cans Shanghai Ltd
92.7
CROWN Beverage Cans Beijing Ltd
99
CROWN Beverage Cans Huizhou Ltd

Financial Calendar and Information for Investors

Financial Calendar 2005

Annual Report sent to shareholders	19th April
'A' and 'B' shares trade ex-dividend	5th May
Share registers closed	9th – 12th May
Annual General Meeting	12th May
Payment of 2004 final dividend	3rd June
Interim results announcement	August 2005
Interim dividend payable	October 2005

Registered office

Swire Pacific Limited
35th Floor, Two Pacific Place,
88 Queensway,
Hong Kong

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Website: http://www.computershare.com.hk

Depositary

The Bank of New York
Investor Services
P O Box 11258
Church Street Station
New York, NY10286-1258
U.S.A.

Website: http://www.stockbny.com
E-mail: shareowners@bankofny.com

(Domestic toll free) 1-888-BNY-ADRs
(International call) 610-382-7836

Stock Codes

Stock Codes	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlement of 'A' and 'B' shareholders are in the proportion 5 to 1.

Investor Relations

E-mail: corporateaffairs@swirepacific.com

Public Affairs

E-mail: publicaffairs@swirepacific.com
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.swirepacific.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Auditors

PricewaterhouseCoopers

Design: FutureBrand www.futurebrand.com Printed in Hong Kong  This Report is Printed on Recycled Paper


SWIRE PACIFIC